Exhibit 99.1

2006 ANNUAL REPORT

BIOVAIL AT A GLANCE

Biovail Corporation is a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines, and to develop controlled-release generic products. The Company’s therapeutic areas of focus are central nervous system (CNS) disorders, pain management and cardiovascular disease. Biovail drives business growth by commercializing these products both directly through its own sales and marketing division (in Canada) and/or through strategic partners. Biovail’s core competency lies in the development and large-scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. Biovail has a broad portfolio of proprietary drug-delivery technologies that represent the foundation upon which the Company’s strategy is based.

Product candidates that meet a rigorous screening process are considered for addition to the Company’s development pipeline. To this end, development efforts are currently ongoing for a number of pipeline products, including novel formulations of bupropion and venlafaxine, separate combination products involving bupropion and tramadol, and a number of feasibility, or earlier-stage programs.

With approximately 1,600 employees worldwide, Biovail operates facilities in Barbados, Canada, the United States, Ireland and Puerto Rico. Shares of Biovail Corporation trade on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol BVF.

1	Financial Highlights

2	Corporate Profile

8	Chairman’s Letter to Shareholders

12	Chief Executive Officer’s Letter to Shareholders

21	2006 Highlights

22	Payment of Dividends

22	Revised Dividend Policy

23	Elimination of Debt

24	Wellbutrin XL®

26	Ultram® ER

28	Regulatory, R&D Successes

30	The Power of Ten

33	Research and Development Strategy

34	Drug-Delivery Technologies

37	Product Pipeline

39	Commercial Portfolio

40	Financial Review

Executive Testimonials

19	Wendy Kelley

20	Kenneth G. Howling

29	Dr. Peter Silverstone

32	Gilbert Godin

This Annual Report contains forward-looking statements and investors are cautioned to review the “Forward Looking Statements” section in Management’s Discussion and Analysis on page 41. Investors should note that such caution is applicable to this Annual Report in its entirety.

FINANCIAL HIGHLIGHTS

Years ended December 31 [All dollar amounts expressed in thousands of U.S. dollars, except per share data]

	2006	2005	2004

Product sales	$1,024,085	$884,267	$837,102

Total revenue	1,070,529	935,536	879,156

Operating income	229,545	301,874	221,279

Operating income excluding specific items*	456,871	350,914	270,604

Net income	203,948	236,221	160,994

Diluted earnings per share (EPS)	$1.27	$1.48	$1.01

Diluted EPS excluding specific items*	$2.70	$1.86	$1.35

Cash dividends declared per share	$1.00	$0.50	$––

Total assets	$2,175,112	$2,028,812	$1,711,060

Long-term obligations	400,645	412,508	445,471

Shareholders’ equity	1,284,927	1,220,356	1,053,913

Cash flows from operating activities	522,517	501,879	279,566

Product Sales	Total Revenue	Diluted EPS	Diluted EPS Excluding Specific Items*	Cash and Cash Equivalents

Long-Term Obligations	Shareholders' Equity	Cash Flows from Operating Activities	Number of Employees	Closing Share Price

Millions of U.S. dollars, except EPS figures, closing share price and number of employees.

* Including write-offs of assets, contract-loss provisions, restructuring charges, acquired research and development, and litigation settlements.

For a reconciliation of GAAP diluted EPS to diluted EPS excluding specific items, please see page 47.

Corporate Profile

Biovail Corporation is a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines, and to develop controlled-release generic products. The Company drives business growth by commercializing these products both directly (in Canada) and through partners (in the U.S. and other markets). Biovail’s main therapeutic areas of focus are central nervous system (CNS) disorders, pain management and cardiovascular disease.

The Company’s core competency lies in its expertise in the development and large-scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. Biovail has a broad portfolio of proprietary drug-delivery technologies that represent the foundation upon which the Company’s strategy is based. Biovail continues to differentiate itself from competitors in the drug-delivery industry through its proven track record of success in developing and manufacturing large commercial quantities of controlled-release drug products, including Wellbutrin XL®, Tiazac®, Tiazac® XC, Cardizem® LA and more recently, Ultram® ER.

The Company’s broad portfolio of oral drug-delivery technologies includes controlled release, graded release, enhanced absorption, rapid absorption, taste masking, and oral disintegration, among others. These technologies can be combined to develop, for example, a controlled-release, orally disintegrating, taste-masked tablet. These drug-delivery technologies are applicable to a wide range of molecules, and can, in many areas, address the pharmaceutical industry’s more complex drug-delivery challenges.

As a result, to prioritize those products with the highest market potential, the Company employs a market-driven selection process for its drug-development pipeline candidates. The first step is to identify disease states and medical disorders for which there are unmet medical needs, or in which therapeutic gaps exist in the treatment of those conditions. The next step is to review the currently available treatment options, and assess the feasibility of using the Company’s drug-delivery technologies to develop a product that improves upon those options, potentially providing clinically meaningful benefits to patients. Product candidates that meet these rigorous screening criteria are then considered for addition to Biovail’s development pipeline.

To this end, Biovail focuses its research-and-development activities on three core segments – enhanced formulations of existing products; combination products incorporating different classes of drugs; and difficult-to-manufacture generic pharmaceuticals.

Vision

Biovail aspires to be the world’s premier specialty pharmaceutical company.

Mission

Biovail is a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines. Biovail drives business growth by commercializing these products both directly and through partners.

DRUG-DELIVERY TECHNOLOGIES

Biovail regards its drug-delivery technologies as a key differentiator and core competency given its past success with the development, large-scale manufacture and commercialization of a number of products such as Wellbutrin XL®, Tiazac®, Tiazac® XC, Cardizem® LA and, Ultram® ER.

Biovail has numerous and complementary drug-delivery technologies that have enabled it to overcome significant product-development challenges. These technologies have in the past provided enhancements to existing compounds that have included reducing the number of doses a patient must take per day (once-daily dosing versus multiple doses per day), a reduction in potentially adverse side-effects and/or less variability of a drug in a patient’s bloodstream over the course of 24 hours. Once-daily dosing has been shown to provide higher levels of patient compliance due to a simplified dosage schedule, compared with medications that must be dosed multiple times per day. Beyond these benefits, the primary objective of the Company’s R&D efforts is to develop products with clinically meaningful benefits over existing treatment options.

INTELLECTUAL PROPERTY

As with all pharmaceutical companies, a key success factor for Biovail is the strength of its intellectual-property portfolio. Biovail Laboratories International SRL (BLS), which is located in St. Michael, Barbados, West Indies, directs and controls business development and research-and-development activities, and owns, manages and controls the Company’s intellectual-property portfolio, and controls the manufacturing of its products.

BIOVAIL PHARMACEUTICALS, INC.

In the United States, Biovail’s wholly owned subsidiary, Biovail Pharmaceuticals, Inc. (BPI), distributes a number of pharmaceutical products. Through most of 2006, BPI employed an 85-member specialty sales force that promoted certain products primarily to women’s health-care practitioners and dermatologists. However, in December 2006, the Company announced that it would leverage strategic partners to promote its products to specialist physicians in the U.S., which is consistent with its approach to commercializing products in the U.S. primary-care market since May 2005. As a result, the BPI specialty sales force and related support functions were eliminated. Following this decision, BPI ceased its co-promotional efforts for Ultram® ER and Zoladex® 3.6mg, and on December 20, 2006, entered into an exclusive promotional services agreement with Sciele Pharma, Inc. whereby Sciele’s sales force now promotes Biovail’s topical antiviral line, Zovirax® Ointment and Zovirax® Cream, to U.S. physicians.

In May 2005, Biovail had similarly realigned its U.S. sales and marketing operations, changing the manner in which its products were commercialized to the primary-care segment of the U.S. market. Following this realignment, the Company ceased direct promotion of its products to a broad audience of primary-care physicians in the U.S., and entered into a multi-faceted transaction with Kos Pharmaceuticals, Inc. (Kos) with respect to certain products being promoted to the primary-care market. Under the agreements with Kos, Biovail manufactures, supplies and sells Cardizem® LA to Kos for distribution at contractually determined prices, which exceed 30% of Kos’ net selling price. Biovail also divested all of its rights to Teveten® and Teveten® HCT to Kos.

BPI also distributes a number of branded off-patent products. These products — which Biovail refers to as its “Legacy products” — include the well-known brands Cardizem® CD, Ativan®, Vaseretic®, Vasotec®, Isordil® and Tiazac®. These products are not actively promoted by Biovail and represent assets for which patent protection has expired. While the products remain well respected by the medical community, their prescription volumes and/ or sales are in decline due to the availability of competing generic formulations.

In November 2005, Biovail announced its intention to pursue a spin-off of substantially all these Legacy products to shareholders. However, following further analysis of the opportunity, and faced with the prospect of a sooner-than-anticipated launch of a generic formulation of Wellbutrin XL®, in 2006, the Company decided that it would retain these assets. The profitability and cash flows associated with these products will be reinvested in strategic growth initiatives and other purposes.

BIOVAIL PHARMACEUTICALS CANADA

In Canada, where the market dynamics are much different than in the U.S., the Company has maintained a direct-selling commercial presence through Biovail Pharmaceuticals Canada (BPC), which successfully targets both specialist and primary-care physicians. BPC has established itself as a leading pharmaceutical marketing and sales operation in the Canadian market. Market research indicates that BPC is the largest independent pharmaceutical company that markets medicines to physicians in Canada.

In 2006, BPC expanded its sales force to 96 sales representatives, in anticipation of new product launches. BPC currently promotes a well-respected portfolio of products to approximately 11,000 physicians across the country. Products include Tiazac® XC, Wellbutrin® XL, and Glumetza™. BPC also promotes the Lescol® franchise, pursuant to an agreement entered into with Novartis Pharmaceuticals Canada, Inc. in May 2006. In addition, the Company is evaluating a number of product marketing and acquisition opportunities that have a strategic fit and offer potential for further growth with BPC’s commercial operations.

CONTRACT RESEARCH DIVISION

Biovail’s Contract Research Division (CRD) provides Biovail and other pharmaceutical companies with a broad range of Phase I and Phase II clinical research services. These involve principally conducting pharmacokinetic studies and bioanalytical laboratory testing to establish a drug’s bioavailability or its bioequivalence to another drug moiety. Clinical studies are reviewed by an independent Research Ethics Board, which assures that all studies are conducted in an ethical and safe manner, without compromising the health of the human subjects participating in them. As well, all clinical studies are approved by Health Canada under a Clinical Trial Application and executed under Good Laboratory Practices (GLP) and Good Clinical Practices (GCP).

Operating as an independent division in Toronto, Ontario, the CRD is located in a 41,000-square-foot, stand-alone facility owned by Biovail, and a 10,500-square-foot leased facility. These facilities include a 200-bed capacity clinic (five study clinics and a 12-bed Phase I first-in-man unit), a Medical Recruiting and Subject Screening Unit, a fully equipped Bioanalytical Laboratory, and a Department of Biopharmaceutics.

To date, the CRD has designed and conducted in excess of 3,000 bioavailability, bioequivalence and/or drug-interaction studies. The therapeutic areas in which the studies have been completed include cardiovascular disease; cardiopulmonary; bone and joint disease; pain management; infectious diseases; CNS; gastroenterology; and endocrinology. In addition, the CRD has performed Phase I first-in-man studies to establish the safety of new chemical entities.

The CRD maintains a database in excess of 85,000 adult male and female volunteers for potential study enrolment as well as an inventory of patient and specialty populations, including post-menopausal, renal-impaired and diabetic patients. The Bioanalytical Laboratory continues to add to its inventory of over 150 developed and validated assays. The CRD has its own independent Quality Assurance Department to assure that the operations of the CRD are subject to full compliance with the rules and regulations of the U.S. Food and Drug Administration (FDA), Canadian Therapeutic Products Directorate (TPD) and other comparable foreign regulatory bodies.

WORLD-CLASS MANUFACTURING

Biovail currently operates three pharmaceutical manufacturing facilities located in Steinbach, Manitoba; Dorado, Puerto Rico; and Carolina, Puerto Rico. All these facilities meet United States Food and Drug Administration (FDA) – mandated and Canadian Therapeutic Products Directorate (TPD) – mandated Good Manufacturing Practices (GMP).

At these facilities, the Company manufactures branded products that are commercialized by Biovail’s partners, including Wellbutrin XL®, Ultram® ER and Cardizem® LA; and several branded products that are distributed by BPI and BPC. Biovail also manufactures a portfolio of generic products that are distributed by Teva and Forest in the United States and by Novopharm Limited, a subsidiary of Teva, in Canada.

The Company maintains quality control and experienced manufacturing supervision at each site so that manufacturing, packaging and shipping activities comply with GMP requirements.

Raw materials for Biovail’s manufacturing operations are sourced from various FDA-approved companies worldwide. The Company strives to have a minimum of two suppliers for all major active pharmaceutical ingredients for its manufactured products. This facilitates both the continuity of supply of raw materials and best pricing from suppliers based on volume and time period.

CHAIRMAN’S LETTER TO SHAREHOLDERS

Eugene N. Melnyk

Chairman of the Board

Dear Fellow Shareholders:

IN RECENT YEARS, THE BOARDS OF DIRECTORS OF PUBLICLY TRADED COMPANIES HAVE TAKEN ON  INCREASING AMOUNTS OF RESPONSIBILITY FOR THE DIRECTION AND SUCCESS OF THE ENTITIES  THEY SERVE. NOT ONLY MUST THEY FOCUS ON HELPING TO SECURE THE RIGHT LEADERSHIP TO  MANAGE THEIR RESPECTIVE COMPANIES, THEY HAVE TO BE SUPPORTIVE OF THAT MANAGEMENT  TEAM, AND PROVIDE THEM WITH THE TOOLS THAT THEY NEED TO EXECUTE THEIR MANDATE.

Biovail Corporation is no exception. In what has become an increasingly strict regulatory environment for publicly held companies in many industry sectors, all aspects of an organization and its decision-making practices – from policies upon which the business and its supporting functions are run, to openness and transparency in its financial reporting, to the standards and practices and codes of ethics that govern the behaviors of its people – are under scrutiny from multiple groups of external stakeholders.

In June 2004, I initiated an ambitious corporate-governance enhancement program. The enhancements we have made over the past two years have been extensive and are ongoing. Although the Sarbanes-Oxley Act of 2002 has had a significant influence on the breadth, depth and scope of some of these changes, new legislation hasn’t changed our perspective. Many of these changes have been motivated by our desire to do the right thing – to set the bar high and to look for ways to continue to raise it. And we can’t rest on our laurels: once good corporate governance is achieved, it needs to be maintained. The obligation to continue to raise the bar becomes even more prevalent.

And rightly so.

Currently, there is a steadily growing trend toward ensuring that there is adequate separation between boards of directors and the executive management team charged with the day-to-day operations of a company. In June 2006, I relinquished the title of Executive Chairman to serve as Chairman of the Board, a move that fulfilled my stated intention to reduce my interaction with management.

At Biovail, one of the more important lessons that we have learned is that one process does not fit all. The changes that we have made to our policies and procedures at Biovail – both from operational and governance perspectives – have been driven, and will continue to be driven to a large degree, by the current status of our evolution as a company.

The dynamic nature of the pharmaceutical industry presents Biovail with multiple challenges and opportunities. For companies to realize their goals and objectives, they need people with strong values and integrity. As Biovail continues its quest to become one of the world’s premier specialty pharmaceutical companies, every employee, officer and director needs to understand the Company’s Vision, Mission and Core Values upon which our strategies for growth have been built. To this end, they must also understand the standards, policies and behaviors by which we must abide as we endeavor to achieve them.

Throughout 2006, Biovail delivered an expanded Code of Employee Governance to all of its people. Our code is comprised of three key items – our Standards of Business Conduct, our Disclosure Policy and our Employee Report Line.

Our Standards of Business Conduct clearly and concisely articulate the expectations and parameters that govern the conduct of all Biovail employees. It also covers subjects such as ethical practices, competitive practices, conflict of interest, and the overriding commitment to uphold standards of excellence, honesty and integrity.

Let me reiterate that we believe that merely meeting the requirements is not enough. More to the point, we are fully committed to not only meeting expectations but, wherever possible, making a concerted effort to exceed them.

Biovail’s Board of Directors understands that its role is centered on setting direction and working closely with the Company’s executives to develop business strategies. The execution of those business strategies is the domain and mandate of the executive management team.

The strength of Biovail’s business model was further evidenced in 2006 by the Company’s ability to reach its financial and operational objectives in the face of profound change. While 2007 will represent a transition year for Biovail, the Company’s future is indeed bright largely due to the individual and collective efforts of all Biovail’s people – their ongoing dedication and commitment to excellence and to drive long-term growth is reflected in the Company’s many successes.

On behalf of Biovail’s Board of Directors, its management team and our many employees, I would like to thank you, our shareholders, for your confidence and your continued support.

Eugene N. Melnyk
Chairman of the Board

CEO’S LETTER TO SHAREHOLDERS

Douglas J.P. Squires

Chief Executive Officer

Dear Fellow Shareholders:

IN 2006, BIOVAIL EXECUTED AGAINST ITS STATED FINANCIAL AND OPERATIONAL OBJECTIVES AS THE COMPANY GENERATED RECORD REVENUES AND ROBUST CASH FLOW FROM OPERATIONS. OVERALL, OUR PRODUCTS PERFORMED VERY WELL, ENABLING THE COMPANY TO SURPASS THE $1-BILLION MARK IN ANNUAL REVENUES FOR THE FIRST TIME IN ITS HISTORY. OUR STRONG FINANCIAL RESULTS ALLOWED US TO END THE YEAR WITH MORE THAN $830 MILLION IN CASH, WHICH HAS PROVIDED US WITH THE RESOURCES TO PURSUE A NUMBER OF STRATEGIC INITIATIVES, INCLUDING THE PLANNED APRIL 2007 ELIMINATION OF ALL LONG-TERM DEBT. AND THOSE RESULTS MADE IT POSSIBLE FOR US TO PAY $80 MILLION IN DIVIDENDS TO OUR SHAREHOLDERS IN 2006, AND INTRODUCE A NEW DIVIDEND POLICY COMMENCING IN 2007 THAT CONTEMPLATES TRIPLING THE PAYMENT OF AN ANNUAL DIVIDEND TO $1.50 PER COMMON SHARE.

Clearly, the past year presented Biovail with many challenges – most notably the loss of market exclusivity for the 300mg strength of Wellbutrin XL® in the United States. Although this development was disappointing, every company in the pharmaceutical industry – and virtually every product that those companies produce – will, at some point, face competition from generic products. And Biovail is no exception.

In March 2007, Biovail entered into comprehensive legal settlements related to Wellbutrin XL® with Anchen Pharmaceuticals LLP, Impax Laboratories, Inc., Watson Pharmaceuticals, Inc. and Teva Pharmaceutical Industries Ltd. The settlements include, among other things, the dismissal of Biovail’s patent-infringement actions against each of Impax and Watson related to their abbreviated new drug applications for generic formulations of Wellbutrin XL®. Under the terms of the agreement, with defined exceptions, none of Teva, Anchen, Impax and Watson may market a generic version of the 150mg strength of Wellbutrin XL® until 2008. The resolution of these legal actions – which allow for the entry of generic competition before the expiration of Biovail’s patents – eliminates costs and the uncertainty associated with any litigation, and will have a positive impact on Biovail’s financial performance in 2007.

FOCUS ON RESEARCH & DEVELOPMENT

In the face of these developments, Biovail’s business model remains sound, and continues to generate strong cash flows, which we will deploy in pursuit of our growth objectives, while we provide an attractive dividend to our shareholders. We will invest significantly in research and development (R&D), which we continue to view as the lifeblood of the Company. To this end, we are targeting an investment in R&D of up to $500 million through 2010.

Following a comprehensive review of all aspects of the Company’s business, in December 2006, Biovail announced that it would no longer maintain a sales organization in the United States and that it intends to enter into supply-and-distribution agreements with strategic partners to target physicians groups in the U.S. This approach is consistent with the strategy we announced in May 2005 to engage strategic partners to commercialize products to primary-care physicians (general practitioners). This “back-to-basics” approach provides significant cost savings and operational efficiencies; furthermore, it is consistent with our heritage, and is what has made Biovail so successful over the past decade – the development and large-scale manufacture of pharmaceutical products that incorporate our drug-delivery technologies.

Further to this revised commercialization strategy in the U.S., in late December, Biovail entered into a five-year, exclusive promotional services agreement with Sciele Pharma, Inc., whereby Sciele’s sales force now promotes our antiviral product line, Zovirax® Ointment and Zovirax® Cream, to U.S. physicians. Since Biovail acquired these products in 2001, prescription volume has increased by 26%.

These changes to our U.S. commercialization strategy did not impact Biovail Pharmaceuticals Canada (BPC), which marked its 10th anniversary in 2006. The relative size of the Canadian pharmaceutical market, which differs vastly from the U.S., makes it more feasible for Biovail to maintain a direct sales force that effectively targets both specialists and high-prescribing primary-care physicians. To this end, in April 2006, BPC’s 96-member sales force launched Wellbutrin® XL to physicians across Canada. In addition, our business development team is actively seeking to identify new product opportunities to add to BPC’s portfolio.

RECORD FINANCIAL RESULTS

Total revenues for the year ended December 31, 2006, were $1.07 billion, compared with $935.5 million for the full year 2005, an increase of 14%.

In 2006, Biovail’s U.S. GAAP net income declined 14% to $203.9 million, compared with $236.2 million for 2005. Fully diluted GAAP earnings per share (EPS) for 2006 were $1.27 versus $1.48 in 2005. However, net income in 2006 was negatively impacted by a number of items, including a $147.0-million non-cash write-down of intangible assets; a $54.8-million charge related to contract-loss provisions in our agreements with GlaxoSmithKline plc (GSK) for Wellbutrin XL® and with Kos Pharmaceuticals, Inc. (Kos) for Cardizem® LA; a $15.1-million charge related to the December 2006 restructuring of the Company’s U.S. commercial operations; $14.4 million in litigation-settlement costs related to the Wellbutrin XL® patent-infringement actions; and the Company’s licensing in 1999 of Adalat CC products from Elan Pharmaceuticals, plc (Elan). These were partially offset by a $4.0-million gain related to the termination of our agreement with Athpharma. Excluding these items, net income was $432.9 million in 2006, compared with similarly adjusted net income of $296.9 million in 2005, an increase of 46%.

Product sales for the full year 2006 were a record $1.02 billion, compared with $884.3 million in 2005, an increase of 16%. The solid performance of Biovail’s product portfolio in 2006 was primarily driven by Wellbutrin XL®, Ultram® ER and the Zovirax® franchise, and partially offset by declines in BPC revenues.

Wellbutrin XL® again performed above expectations, generating revenues of $450.3 million in 2006, compared with $354.2 million for 2005. This can be attributed to strong prescription growth, combined with price increases implemented by marketing partner GSK.

In late February 2006, Biovail and marketing partner, Ortho-McNeil, Inc. (OMI), a division of Johnson & Johnson, launched Ultram® ER, the first once-daily formulation of tramadol to be approved in the U.S. for the treatment of moderate to moderately severe chronic pain in adults. In 2006, Ultram® ER generated $53.7 million in revenues for Biovail. In the last several months, OMI has undertaken a number of initiatives in an attempt to accelerate prescription growth for Ultram® ER, including an unbranded direct-to-consumer (DTC) advertising campaign, a discount-card program and an increase to 30 tablets (from seven) in the size of samples to allow patients to be optimally titrated to higher dosage strengths. We are monitoring the impact of these initiatives.

Revenues for Biovail’s Zovirax® franchise were $112.4 million in 2006, an increase of 17%, compared with the $95.9 million in 2005. In the fourth quarter of 2006, Zovirax® Ointment and Zovirax® Cream held a combined 71.4% share of the topical herpes market, an increase of 4.6 percentage points in market share, compared with the corresponding period for the previous year.

In 2006, BPC generated revenues of $68.7 million, compared with $99.5 million in the full year of 2005. The performance of this division continued to be significantly impacted by the recent introduction of generic competition for Wellbutrin® SR and Tiazac®. Partially offsetting this decline is the continued growth of Tiazac® XC and Wellbutrin® XL. Total prescription volume for Tiazac® XC, which was launched in January 2005, increased 181% in 2006. Launched in April 2006, Wellbutrin® XL held a 21.6% share of the bupropion market (including generics), in the fourth quarter of 2006.

Cardizem® LA generated revenues of $59.3 million in 2006, compared with $59.7 million in the full year of 2005. Biovail manufactures and supplies Cardizem® LA to Kos at contractually determined prices that are in excess of 30% of their net selling prices. The decrease primarily reflects manufacturing issues that resulted in market shortages of the lower-strength (120mg and 180mg) tablets, partially offset by price increases taken by Kos. Biovail has now returned to full production of these strengths.

REGULATORY, PRODUCT-DEVELOPMENT MILESTONES

The positive momentum generated in 2005 when the Company received an unprecedented five product approvals and one tentative product approval in the U.S. and Canada carried over into the early part of 2006 as Biovail received approval from the Therapeutic Products Directorate (TPD) for Wellbutrin® XL in Canada.

In 2006, our marketing partner, GSK submitted applications to a number of European countries for Wellbutrin XL®. In January 2007, GSK announced that The Netherlands was the first European country to approve the product, which will be most commonly marketed as Wellbutrin XR®. GSK anticipates that the regulatory agencies in various other European countries will grant national licenses throughout 2007, and that the medicine could begin to be available to patients starting in April 2007. Pursuant to the agreement signed in 2001 between Biovail and GSK, Biovail will manufacture and supply the product to GSK at a fixed, contractually determined price.

In November 2006, Biovail’s New Drug Submission (NDS) to the Therapeutic Products Directorate (Canada) for BVF-127, a once-daily extended-release tramadol for the management of moderate to moderately severe chronic pain in adults, was accepted for review.

Development efforts continued for a number of high-priority programs, including BVF-033, a new salt formulation of bupropion that we believe may provide unique safety benefits. In September 2006, we submitted a New Drug Application (NDA) for this product to the FDA. The action date for the NDA is July 28, 2007.

The key to success in the pharmaceutical industry is a robust development pipeline. To this end, Biovail recently completed a comprehensive review of its pipeline, and is focusing its R&D efforts on a number of core programs, several of which remain undisclosed, for competitive reasons. There are three key focus areas for Biovail’s pipeline activities – the development of enhanced formulations of existing drugs; the development of combination products that incorporate different classes of drugs; and difficult-to-manufacture generic products, where competition is more limited, and consequently, commercial pricing and gross margins potentially higher.

Products under development include BVF-146, a combination product that incorporates Biovail’s once-daily tramadol formulation with an undisclosed non-steroidal anti-inflammatory drug, or NSAID, and for which Phase III studies were initiated in October 2006; BVF-045, a combination product comprised of Biovail’s bupropion salt with another undisclosed anti-depressant agent; and BVF-012, an enhanced absorption, alcohol-resistant formulation of venlafaxine.

Additionally, further to an agreement with France-based Ethypharm S.A., we’re developing four products – BVF-087 and BVF-065, which target large markets in central nervous system disorders; BVF-239, a cardiovascular product; and BVF-300, a product that targets the gastrointestinal-disease market. These products have aggregate annual revenues, according to IMS, of over $9 billion. And in February 2007, we reached an agreement with Depomed, Inc. that provides Biovail with access to Depomed’s proprietary AcuForm™ drug-delivery technology for the development of up to two undisclosed products.

We have now completed the previously announced expansion and optimization of our manufacturing facility in Steinbach, Manitoba. This expansion enables the Company to better meet current and anticipated demand for its portfolio of products. The project, the third such expansion of Steinbach in the past five years, resulted in the addition of approximately 65,000 square feet to the facility.

THE ROAD AHEAD

Let me reiterate that Biovail is on solid financial and operational footings. The Company’s record level of operating cash flows in 2006 (over $520 million) has further solidified its financial position, and has provided Biovail with the resources to pursue a number of strategies to take us through the next phases of our evolution. These cash flows have also provided us with the resources to continue to build the Company through a focused investment in R&D, and to return value to our shareholders in the form of dividends.

Although 2006 was a year of great accomplishment, much work remains to be done. Make no mistake: Biovail’s Board of Directors, its management team and employees are determined to continue to succeed. The road to success is built on hard work. Our employees reiterate that commitment individually and collectively each and every day by embracing The Spirit of Biovail, and through the individual and collective actions we take toward the realization of these mission-critical objectives.

Without question, 2006 posed its share of challenges for Biovail. But I’m pleased to say that we responded strongly to each and every one of them. Going forward, we are grateful for the extraordinary opportunities that exist to build our business, and to enhance the quality of life for those who take the medicines we produce.

On behalf of Biovail’s executive team and our employees, I would like to take this opportunity to extend our thanks to our Board of Directors and shareholders for their continued support.

Douglas J.P. Squires
Chief Executive Officer

Wendy Kelley

Senior Vice-President,

General Counsel and

Corporate Secretary

“IN 2006, BIOVAIL CONTINUED TO STAY ATOP OF BEST PRACTICES IN CORPORATE GOVERNANCE. THE COMPANY REVIEWED, UPDATED AND ENHANCED ITS CODE OF EMPLOYEE GOVERNANCE, TO WHICH ALL EMPLOYEES WERE RECERTIFIED. THESE ACTIONS REFLECT ONE OF OUR KEY OBJECTIVES – TO CONTINUE TO STRENGTHEN OUR BUSINESS POLICIES AND PRACTICES IN SUPPORT OF A CULTURE WHICH ADVOCATES TRANSPARENCY AND ACCOUNTABILITY.”

Kenneth G. Howling

Senior Vice-President,

Chief Financial Officer

“2006 WAS A REMARKABLE YEAR FOR BIOVAIL. IN EXECUTING ITS BUSINESS PLAN, THE COMPANY SURPASSED $1-BILLION IN REVENUES FOR THE FIRST TIME, GENERATING RECORD CASH FLOW FROM OPERATIONS OF OVER $520 MILLION AND ENDING 2006 WITH OVER $830 MILLION IN CASH. OUR BUSINESS MODEL ALLOWS US TO PLAN FOR A SIGNIFICANT INCREASE IN FUTURE R&D SPENDING, ELIMINATE DEBT, AND SIGNIFICANTLY INCREASE OUR PLANNED DIVIDEND PAYMENTS TO SHAREHOLDERS. ALL OF US AT BIOVAIL REAFFIRM OUR COMMITMENT TO BECOMING ONE OF THE WORLD’S PREMIER SPECIALTY PHARMACEUTICAL COMPANIES WITH A PRIMARY GOAL OF MAXIMIZING SHAREHOLDER VALUE.”

2006 Highlights

RESTRUCTURING OF U.S. OPERATIONS

In 2006, as part of a comprehensive review of all aspects of its business, and in an effort to reduce operating costs and improve operating efficiencies, Biovail made the decision to leverage strategic partners to promote its products to specialist physicians in the United States. As a result, the Company decided that it would no longer maintain a U.S.-based sales organization. This restructuring has enhanced the operational efficiency of Biovail’s business model, and has laid the foundation for a more cost-effective way for the Company’s products to be commercialized in the U.S. market.

This approach – to enter into supply-and-distribution agreements with strategic partners – is consistent with the Company’s May 2005 decision to commercialize products in the U.S. primary-care market. It is also reflective of the fact that the existing infrastructure was under-utilized, and that product-acquisition opportunities, many of which were evaluated by the Company, did not meet Biovail’s financial criteria.

As a consequence of the restructuring, Biovail Pharmaceuticals, Inc.’s (BPI) specialty sales force and related support functions were eliminated. Accordingly, BPI ceased co-promotional efforts for Ultram® ER and Zoladex® 3.6mg. Ortho McNeil, Inc. now manages all promotional activity for Ultram® ER. With respect to Zovirax®, in late December, Biovail entered into an exclusive promotional services agreement with Sciele Pharma, Inc.

In addition, after a comprehensive analysis of each of Biovail’s corporate and functional areas, overhead and infrastructure costs were reduced to improve operating efficiencies. The cost-cutting measures resulted in a restructuring charge of $15.1 million (primarily related to severance costs) – the majority of which was booked in the fourth quarter of 2006.

SCIELE PARTNERSHIP

Under the terms of the agreement with Sciele Pharma, Inc., which has an initial term of five years, Sciele’s primary-care and women’s health sales forces now provide detail and sampling support for Zovirax® Ointment and Zovirax® Cream – promoting it to U.S. physicians. In addition, Sciele is entitled to incentive fees if certain baseline revenue targets are met.

Within the topical antiviral market, the Zovirax® line held a 71.4% share at the end of 2006. Since October 2001, the time at which Biovail acquired the topical formulations of Zovirax®, market share has increased by 26%.

ZOVIRAX® – MONTHLY SHARE OF TOPICAL ANTIVIRAL MARKET

Source:  National Prescription Audit Plus (IMS Health)

PAYMENT OF DIVIDENDS

Biovail’s strong cash balances and robust operating cash flows provided the Company with an opportunity to offer total dividends of $80 million to its shareholders throughout 2006 as per its dividend policy established in 2005.

On March 23, 2006, Biovail announced that the Company’s Board of Directors had declared a quarterly cash dividend of US$0.125 per share payable on April 28, 2006, to shareholders of record at the close of business on April 7, 2006.

On May 11, Biovail announced that the Company’s Board of Directors had declared a quarterly cash dividend of US$0.125 per share payable on May 31, to shareholders of record at the close of business on May 23.

On August 10, Biovail announced that the Company’s Board of Directors had declared a quarterly cash dividend of US$0.125 per share payable on September 1, to shareholders of record at the close of business on August 18.

On November 9, Biovail announced that the Company’s Board of Directors had declared a quarterly cash dividend of US$0.125 per share payable on November 30, to shareholders of record at the close of business on November 22.

Dividends declared by Biovail since it adopted a dividend policy in November 2005 are shown in the table below.

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REVISED DIVIDEND POLICY

Given the December 2006 restructuring of the Company’s U.S. commercial operations and the decision to focus on driving business growth through a targeted investment in high-priority research-and-development programs, Biovail is no longer pursuing commercial-product acquisitions in the U.S. market.

As a result of this change of focus, the Company undertook a comprehensive analysis of its research-and-development spending requirements for the coming years. Given Biovail’s strong cash balances at the end of 2006, and the robust cash-flow generation of the Company’s business model, Biovail’s Board of Directors decided that there was likely to be significant excess cash on hand after funding the Company’s growth strategy over the foreseeable future.

Accordingly, in December 2006, the Company adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share subject to Board approval), a 200% increase relative to the former dividend policy. In addition, Biovail may approve the payment of future special dividends, subject to positive business trends and at the discretion of the Board. For example, as a result of the strong financial performance in 2006, the Company declared the payment of a special cash dividend of $0.50 per share, which was paid in January 2007.

The change in Biovail’s dividend policy is representative of management’s confidence in the sustainability of strong cash flows and the strength of the Company’s business model.

ELIMINATION OF DEBT

In 2006, Biovail announced its intention to eliminate its long-term debt, and in February 2007, called for the redemption of all outstanding 7 7/8% Senior Subordinated Notes due April 1, 2010. Upon the redemption, effective April 1, 2007, Biovail will be debt-free. As per the Notes’ indenture, the Company will be required to a pay a 1.969% premium for the early redemption of the Notes. From a cash earnings-per-share perspective in 2007, the redemption is expected to be neutral, as the significant savings in interest expense will be offset by the call premium and lower interest income on cash balances.

This fiscally prudent initiative will save Biovail over $31 million in annual interest payments – money that can be reinvested into the Company’s development pipeline or other growth initiatives. Biovail’s strong cash balances at the end of 2006 – over $830 million – in conjunction with the strong cash-generation power of its business model, allowed for the early redemption of the Notes, while not compromising the Company’s long-term growth strategy, nor the ability to provide its shareholders with an attractive dividend.

WELLBUTRIN XL®

(BUPROPION HYDROCHLORIDE)

Wellbutrin XL® was once again Biovail’s key growth driver, generating revenues of $450.3 million in 2006, a 27% increase relative to 2005. This performance reflects the product’s continued uptake in the U.S. antidepressant market, prior to the mid-December launch of a generic formulation of the 300mg strength of Wellbutrin XL®. Total prescriptions for Wellbutrin XL® in 2006 increased 15% compared with the previous year.

In June 2006, Biovail marketing partner GSK announced that Wellbutrin XL® had received FDA approval for the treatment of seasonal affective disorder (SAD), a condition that affects about 6% of American adults. Wellbutrin XL® is the first and only medication approved by the FDA to prevent seasonal major depressive episodes.

Wellbutrin® XL strengthened its position in the Canadian anti-depressant market throughout 2006. Launched in April 2006 by the BPC sales force, Wellbutrin® XL managed to capture just over 11% of total bupropion prescriptions in Canada in 2006; in December 2006, that figure was approximately 24%. This strong performance partially offset the impact of the introduction of generic competition for Wellbutrin SR® in 2005.

In terms of seeking opportunities in new markets, in February 2006, Biovail marketing partner GSK announced that it had submitted an application for the regulatory approval of Wellbutrin XL® in several European markets. In January 2007, GSK announced that The Netherlands was the first European country to approve the product, which will be most commonly marketed as Wellbutrin XR®. GSK anticipates that the regulatory agencies in various other European countries will grant national licenses throughout 2007, and that the medicine could begin to be available to patients starting in April 2007. Pursuant to the agreement signed in 2001 between Biovail and GSK, Biovail will manufacture and supply the product to GSK at a fixed, contractually determined price.

ULTRAM® ER (TRAMADOL HYDROCHLORIDE)

In November 2005, Biovail entered into a 10-year supply agreement with marketing partner Ortho-McNeil, Inc. (OMI), a Johnson & Johnson company, for the distribution of Biovail’s extended-release formulation of tramadol, which has been branded Ultram® ER. Pursuant to that agreement, Biovail manufactures and supplies the product to OMI for distribution in the United States and Puerto Rico at contractually determined supply prices that range from 27.5% to 37.5% of OMI’s net selling price for Ultram® ER, depending on the year of sale. The supply price was at the lowest end of the range in 2006, and will be at the highest end of the range in each of 2007 and 2008.

Ultram® ER, which was approved by the FDA in September 2005, is the first once-daily tramadol product available in the United States for the treatment of moderate to moderately severe chronic pain in adults. Available in 100mg, 200mg and 300mg dosage strengths, Ultram® ER was launched to U.S. physicians in February 2006, and has made steady progress in the U.S. pain market. Net revenues for the product in 2006 were $53.7 million, which includes a $7.8-million negative impact associated with costs related to a voluntary recall of certain tablet strengths in June 2006.

Biovail and OMI believe that Ultram® ER is well positioned on the pain ladder between non-steroidal anti-inflammatory drugs, or NSAIDs, and more potent products, such as hydrocodone.

Biovail and OMI are optimistic and confident that a significant market opportunity exists for Ultram® ER. When compared with several highly successful chronic-pain product launches, Ultram® ER performed well in its first 12 months on the market, as demonstrated in the chart below.

CHRONIC PAIN MEDICATIONS – LAUNCH COMPARISON

Source:  The National Prescription Audit Plus, IMS Health

Regulatory, R&D Successes

In 2006, several of Biovail’s products made critical strides on the regulatory and research-and-development fronts. These developments have set the stage for a number of exciting possibilities in 2007 and beyond.

January

The Therapeutic Products Directorate (TPD), Canada’s regulatory agency for pharmaceuticals, issues a Notice of Compliance for Biovail’s New Drug Submission (NDS) for the 150mg and 300mg tablet strengths of Wellbutrin® XL for the treatment of major depressive illness in adults. The TPD completes its review six months ahead of schedule. In 2006, the Canadian anti-depressant market was valued at approximately C$900 million.

February

Biovail’s marketing partner, GlaxoSmithKline plc (GSK), files for regulatory approval of Wellbutrin XR® in several key European markets, including Germany, Italy and Spain.

The application is the first for a once-daily noradrenaline dopamine reuptake inhibitor (NDRI) for the treatment of depression in Europe.

April

Biovail officially launches Wellbutrin® XL – the first once-daily extended-release formulation of bupropion hydrochloride for the treatment of depression in adults – to the Canadian market.

Wellbutrin® XL is marketed and distributed by Biovail Pharmaceuticals Canada (BPC), the Canadian sales and marketing division of Biovail Corporation.

June

GSK announces that it has received approval from the U.S. Food and Drug Administration (FDA) for Wellbutrin XL® for the prevention of seasonal major depressive episodes in patients with a diagnosis of seasonal affective disorder (SAD), a condition affecting about 6% of American adults. Wellbutrin XL® is the first and only medication approved to prevent seasonal major depressive episodes.

September

Biovail submits its New Drug Application (NDA) to the FDA for BVF-033 – a novel bupropion salt. Biovail believes that BVF-033 may offer a superior safety profile to bupropion hydrochloride, the active ingredient in Wellbutrin® XL. BVF-033 is also resistant to interactions with alcohol. The FDA action date is July 28, 2007.

Biovail’s bupropion salt formulation is also being used as the platform for a bupropion combination product, BVF-045, which combines two anti-depressant drugs that target different neural pathways important in depression. The Company believes that BVF-045 may provide physicians a novel treatment option that may be particularly effective in the treatment of this prevalent disease.

Biovail submits an NDS to the TPD for BVF-127, a once-daily extended-release tramadol formulation for the treatment of moderate to moderately severe chronic pain in adults. The size of the Canadian pain market in 2006 was valued at over C$1 billion.

October

Biovail initiates the Phase III clinical program for BVF-146, a combination product consisting of the Company’s once-daily tramadol formulation with an undisclosed non-steroidal anti-inflammatory drug, or NSAID. The Company believes that BVF-146 may provide physicians with a single-tablet option that incorporates two separate classes of drugs – a centrally acting analgesic, tramadol, with an anti-inflammatory agent – which may provide a synergistic approach to the management of pain and inflammation.

December

Biovail amends its April 2002 agreement with Ethypharm S.A. to include the development of four undisclosed products. Among these are BVF-087 and BVF-065, which target large markets in central nervous system disorders; BVF-239, a cardiovascular product; and BVF-300, a product targeting the gastrointestinal-disease market. In aggregate, these novel formulations target brands with annual U.S. sales in excess of $9 billion, according to IMS Health.

Dr. Peter Silverstone

Senior Vice-President,

Medical and Scientific Affairs

“THE DRUG-DELIVERY TECHNOLOGIES WHICH FUEL OUR PRODUCT PIPELINE ARE

BIOVAIL’S KEY COMPETITIVE DIFFERENTIATORS AND ARE OUR PLATFORM FOR

FUTURE GROWTH. OUR STRATEGY TO TAKE THOSE PROPRIETARY TECHNOLOGIES

AND AGGRESSIVELY PURSUE WAYS TO ENHANCE FORMULATIONS OF EXISTING

DRUGS EXTENDS THEIR EXCLUSIVITY THROUGH THE STAGED INTRODUCTION OF

PRODUCT ENHANCEMENTS. THIS ENABLES US TO DEVELOP NEXT-GENERATION

MEDICINES THAT PROVIDE CLINICALLY MEANINGFUL BENEFITS; POTENTIALLY

MAKING IMPROVEMENTS TO THE LIVES OF THE PATIENTS WHO USE THEM.”

The Power of

10

2006 was not only significant from a financial perspective: it also marked the 10-year anniversary for a number of significant events in Biovail’s history.

TIAZAC’S 10-YEAR ANNIVERSARY

2006 marked the 10th anniversary of the U.S. launch of Tiazac®, a once-daily formulation of diltiazem developed by Biovail indicated for the treatment of hypertension and angina. Tiazac® was launched by Forest Laboratories, Inc. (Forest) to physicians in the United States in February 1996.

The launch of Tiazac® was a watershed event in Biovail’s history, as it represented the first product that Biovail manufactured in commercial-scale quantities. Prior to Tiazac®, Biovail’s revenues were largely limited to single-digit royalties on a number of controlled-release products. Tiazac® marked the initiation of Biovail’s ascent into one of the world’s leading specialty pharmaceutical companies.

Through Forest’s focused promotional efforts, Tiazac® went on to capture a 21% share of the once-daily diltiazem market, and became Biovail’s largest product for several years. In 2002, Tiazac® generated U.S. revenues of over $80 million for Biovail.

However, as with virtually every pharmaceutical product, Tiazac® succumbed to generic competition in April 2003. Upon the introduction of the first generic formulation of Tiazac®, Forest ceased promotional support for the product and began to distribute a Tiazac® generic on our behalf. That distribution agreement continues today.

In Canada, Tiazac® was officially launched in May 1997 by Biovail’s Canadian sales and marketing division, then called Crystaal Pharmaceuticals. Tiazac®’s success in the Canadian market, as measured by its market share, would eventually surpass that of Tiazac®’s U.S. experience – a testament to the effort of the Company’s Canadian sales force.

In 2005, prior to the introduction of generic competition to Tiazac® in Canada, Biovail launched the next-generation formulation of the franchise, Tiazac® XC. The new formulation featured a new Diffusion Technology (DiTech™) delivery system designed for night-time administration, resulting in improved 24-hour blood-pressure (BP) control with additional BP control during the early-morning hours, when the incidence of adverse cardiac events is highest. In 2006, Tiazac® XC captured 26.5% of new prescriptions written for the Tiazac® brand (including generics), mitigating the effect of generic competition, which began in January 2006, to Tiazac®. Concurrently, Biovail launched its own generic formulation of Tiazac® through a distribution agreement with Novopharm Limited, a subsidiary of Teva Pharmaceutical Industries Ltd.

10 YEARS ON THE NYSE

On December 11, 2006, Biovail celebrated its 10th anniversary of listing on the New York Stock Exchange (NYSE), by ringing the Opening Bell at one of the world’s pre-eminent stock exchanges. This marks the second time that Biovail has been involved in a ceremonial stock exchange opening at the NYSE; the first time was the date of its initial listing on December 12, 1996.

To commemorate the occasion, Chairman Eugene Melnyk and Myrna Escandor, Biovail’s longest-serving employee, rang the Opening Bell at 9:30 a.m. EST to officially launch the day’s trading. Several members of Biovail’s management team, and the Company’s Board of Directors, were also in attendance.

Biovail was originally listed on the NASDAQ exchange in 1994, transferred to the American Stock Exchange that same year and then moved to the NYSE.

BPC’S 10TH ANNIVERSARY

In 2006, Biovail Pharmaceuticals Canada celebrated its first decade of existence. For 10 years, BPC (previously Crystaal Pharmaceuticals) has aggressively pursued new opportunities to market products that make a positive impact on the lives of Canadians.

With a proven-track record, which includes an impressive list of high-performing pharmaceuticals, including Tiazac®, Tiazac® XC, Celexa, Wellbutrin SR®, Wellbutrin® XL, Monocor® and Retavase®, BPC was, and continues to be, a key player in the Canadian pharmaceuticals market.

To commemorate the special occasion, on April 10, 2006, more than 200 Biovail employees attended a celebration at The Carlu – a historic venue in downtown Toronto. The event paid homage to the past, but also drew attention to the future, recognizing that BPC’s accomplished history gives it a solid platform upon which to launch the next phases of its growth. To this end, Biovail is actively pursuing a number of potential product-acquisition opportunities for the Canadian market.

Gilbert Godin

Senior Vice-President,

Technical Operations

and Drug Delivery

“THROUGHOUT THE PAST 10 YEARS – A TESTAMENT TO ITS R&D FORTITUDE – BIOVAIL HAS BROUGHT OVER 15 PHARMACEUTICAL PRODUCTS TO THE U.S. AND CANADIAN MARKETPLACES, AND HAS GENERATED APPROXIMATELY $5 BILLION IN PRODUCT REVENUES. WITH OUTSTANDING SCIENTIFIC PERSONNEL ACROSS OUR LOCATIONS, BIOVAIL CONTINUES TO LEVERAGE ITS STATE-OF-THE-ART DRUG-DELIVERY TECHNOLOGIES TO DEVELOP HIGH-VALUE ENHANCEMENTS AND MODIFICATIONS TO NEW AND EXISTING MOLECULES FOR NEAR AND LONGTERM GROWTH.”

Research and

Development Strategy

IN LATE 2006, BIOVAIL AFFIRMED ITS COMMITMENT TO DRIVE BUSINESS GROWTH THROUGH A RENEWED FOCUS ON RESEARCH AND DEVELOPMENT. CONSISTENT WITH ITS HERITAGE, THIS ‘BACK-TO-BASICS’ APPROACH PLACES AN INCREASED EMPHASIS ON THE COMPANY’S CORE COMPETENCY – THE DEVELOPMENT AND LARGE-SCALE MANUFACTURE OF NOVEL MEDICINES THAT EMPLOY THE COMPANY’S DRUG-DELIVERY TECHNOLOGIES – AND A FOCUS ON COST COMPETITIVENESS IN AN EFFORT TO MAXIMIZE SHAREHOLDER VALUE.

TO THIS END, THE COMPANY ANNOUNCED THAT IT WOULD DRIVE BUSINESS GROWTH THROUGH A TARGETED FOCUS ON A NUMBER OF CORE RESEARCH-AND-DEVELOPMENT PROGRAMS. THE COMPANY DECLARED ITS INTENTION TO SIGNIFICANTLY INCREASE ITS INVESTMENT IN RESEARCH AND DEVELOPMENT, AND EXPECTS TO SPEND $500 MILLION ON R&D THROUGH 2010, AN INCREASE OF APPROXIMATELY 50% OVER THE PREVIOUS FOUR YEARS.

THE COMPANY WILL FOCUS ITS EFFORTS ON THREE CORE SEGMENTS: (1) ENHANCED FORMULATIONS OF EXISTING DRUGS THAT CONFER MEANINGFUL THERAPEUTIC BENEFITS TO PATIENTS; (2) COMBINATION PRODUCTS THAT INCORPORATE TWO OR MORE DIFFERENT THERAPEUTIC CLASSES OF DRUGS; AND (3) DIFFICULT-TO-MANUFACTURE GENERIC PHARMACEUTICALS.

MANY LARGE PHARMACEUTICAL COMPANIES PURSUE LINE-EXTENSION STRATEGIES TO EXPAND UPON THE SIGNIFICANT CLINICAL AND MARKETING INVESTMENTS THEY HAVE MADE IN ESTABLISHING HIGH-VALUE BRANDS. COMBINATION THERAPY IS ALSO GAINING IN PROMINENCE WITHIN THE MEDICAL COMMUNITY, AS PHYSICIANS SEEK TO CAPITALIZE ON THE SYNERGISTIC EFFECTS AND POTENTIAL SUPERIOR SIDE-EFFECT PROFILES. SUCH PRODUCTS ALSO PROVIDE AN OPPORTUNITY TO LESSEN THE ‘PILL BURDEN’ ON PATIENTS. WITH RESPECT TO GENERIC PHARMACEUTICALS, BIOVAIL FOCUSES, AND INTENDS TO CONTINUE TO FOCUS, ITS EFFORTS EXCLUSIVELY ON DIFFICULT-TO-MANUFACTURE PRODUCTS, WHERE COMPETITION IS MORE LIMITED, AND CONSEQUENTLY, COMMERCIAL PRICING AND GROSS MARGINS ARE POTENTIALLY HIGHER.

WITH RESPECT TO DISCLOSED PIPELINE PRODUCTS, BIOVAIL IS IN ACTIVE DISCUSSIONS WITH A NUMBER OF PHARMACEUTICAL COMPANIES FOR COMMERCIALIZATION RIGHTS. GIVEN THE INHERENT DEVELOPMENT RISK WITH ANY PHARMACEUTICAL PRODUCT, ENGAGING STRATEGIC PARTNERS EARLIER IN THE PRODUCT-DEVELOPMENT CYCLE MAY ALLOW PROGRAMS TO PROGRESS IN A MORE COST-EFFECTIVE MANNER, WHILE MAXIMIZING THE AVAILABLE NUMBER OF PIPELINE OPPORTUNITIES AND THEIR RESPECTIVE POTENTIAL FOR SUCCESS.

DRUG-DELIVERY TECHNOLOGIES

Biovail has numerous proprietary drug-delivery technologies that are used to develop controlled-release, enhanced/modified absorption and rapid-dissolve products. The Company also has access to technologies of its development partners through licensing agreements. These technologies enable Biovail to develop both branded and generic pharmaceutical products. The Company’s formulations for these products are either patented or proprietary. Accordingly, generic manufacturers may be inhibited from duplicating Biovail’s products or may have difficulty duplicating its formulations by other means.

Oral controlled-release technologies permit the development of specialized oral delivery systems that improve the absorption and utilization of drugs by the human body. Release patterns are characterized as either “zero order”, which indicates constant drug release over time, or “first order”, which indicates decreasing release over time. These systems offer a number of advantages, in particular, they allow the patient to take only one or two doses of the drug per day. This, combined with enhanced therapeutic effectiveness, reduced side effects, improved patient compliance and potential cost effectiveness, makes controlled-release drug products ideally suited for the treatment of chronic conditions.

Biovail’s controlled-release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the basic drug in the gastrointestinal tract (the “GI tract”). The objective is to provide a delivery system allowing for a single dose per 12-hour to 24-hour period, while assuring gradual and controlled-release of the subject drug at a suitable location(s) in the GI tract.

The Company’s rapid-dissolve (FlashDose®) formulations contain the same basic chemical compound found in the original branded products. The dry chemical compounds are encapsulated in microspheres utilizing Biovail’s CEFORM™ technology. The Company’s Shearform™ and other orally disintegrating tablet (ODT) technologies are used to produce matrices or excipient blends that are subsequently combined with the CEFORM™ microspheres. This final blend can be compressed into rapid-dissolve tablet formulations. The benefits of rapid-dissolve formulations include the ease of administration for the elderly, young children, or people who may have difficulty swallowing tablets or capsules.

Biovail’s Enhanced Absorption technology platform is unique in the sense that various formulation and physico-chemical tools can be applied alone or in combination to improve the absorption profile of a drug. As examples, it may be possible to increase the solubility, increase the amount absorbed, control the pre-systemic metabolism, and/or increase the rate of absorption, with or without modification of the total amount of drug into the bloodstream.

DIMATRIX

Dimatrix is a diffusion-controlled matrix technology for watersoluble drugs in the form of tablets. The drug compound is uniformly dispersed in a polymer matrix. The mechanism of release involves the swelling of polymers within the matrix, thus enabling the drug to be dissolved and released by diffusion through an unstirred boundary layer. The release pattern is characterized as first order as the rate of drug diffusion out of the swollen matrix is dependent upon the concentration gradient.

SMARTCOAT™

Smartcoat™ is a technology Biovail acquired from and developed with Pharma Pass. This technology allows the manufacturing of very high potency, controlled-release tablets, allowing for smaller sized tablets while controlling the release over a 24-hour period. The Smartcoat™ technology is also suitable for the development of combination products. A thin, very strong molecular diffusion membrane controls the release and this rate can be adapted to a zero-order or Weibull (“S-shaped”) function. In general, the Smartcoat™ technology is resistant to interactions with alcohol.

SMARTCOAT™ AQ

Smartcoat™ AQ is a water-based, proprietary version of the Smartcoat™ technology. To date, Biovail has successfully formulated a number of products utilizing this technology, including an aqueous-based formulation of metformin. The technology can also be adapted to provide alcohol-interaction resistance properties.

CHRONOTABS

Chronotabs are made of Multipart or Smartcoat™ tablets particularly adapted to chronotherapy (the science of treating diseases that follow the body’s circadian rhythms), using a second layer of smart polymers made of dry or filmcoating in order to optimize the active drug absorption profile for bedtime administration.

CONSURF

Consurf is a zero-order drug-delivery system for hydrophilic and hydrophobic drugs in the form of matrix tablets. The drug compound is uniformly dispersed in a matrix consisting of a unique blend of polymers. The mechanism of release involves the concurrent swelling and erosion of the matrix such that a constant surface matrix area is maintained during transit through the GI tract. This results in a zero-order release of the drug of interest.

SHEARFORM™

Shearform™ is used to produce matrices of saccharides, polysaccharides or other carrier materials that are subsequently processed into amorphous fibers or flakes and recrystallized to a predetermined level. This process is used to produce rapid dissolve formulations, including FlashDose®. Shearform™ can also be applied to food-product ingredients to provide enhanced flavoring. Other ODT technologies have been developed and applied by Biovail, allowing for simpler manufacturing of ODTs as well.

MACROCAP

Macrocap consists of immediate-release beads made by extrusion/spheronization/pelletization techniques, or by layering powders or solutions onto nonpareil seeds. Release-modulating polymers are applied on the beads using a variety of specialized coating techniques. The coated beads are filled into hard gelatin capsules. Drug release occurs by diffusion associated with bioerosion or by osmosis via the surface membrane. The release mechanism can be pH-activated or pH-independent. The beads can be formulated to produce first-order or zero-order release.

CEFORM™

CEFORM™ is a microsphere technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. The microspheres are nearly perfectly spherical in shape and, typically, each one has a target diameter between 50-600 microns, depending on the application. For example, 150-180 micron microspheres may be used for FlashDose®, with high drug content and a tastemask coating applied for oral cavity dispersion. CEFORM™ microspheres are produced using a continuous, single-step and solvent-free manufacturing process. It can be used to formulate drugs that are generally thermally unstable because of the very brief application of heat and the wide range of temperatures which can be used in the manufacturing process. Depending on the desired release characteristics and oral dosage format, CEFORM™ microspheres can be formulated for controlled release, enhanced absorption, delayed release, rapid absorption or taste masking.

ZERO-ORDER RELEASE SYSTEM (“ZORS™”)

ZORS™ is a technology that allows Biovail to develop zero-order kinetic systems, based on a proprietary controlled-release matrix coating. ZORS™ allows the Company to develop controlled-release tablets that alleviate food effect in drugs known to have their pharmacokinetic profile influenced by meals.

MULTIPART

Multipart consists of a tablet carrier for the delivery of controlled release beads that preserves the integrity and release properties of the beads. The distribution of the beads is triggered by disintegration of the tablet carrier in the stomach. Drug release from the beads can be pH-activated or pH-independent, and can occur by disintegration or osmosis. The beads can be formulated to produce first-order or zero-order release.

OTHER DRUG-DELIVERY SYSTEMS

Biovail is in the process of filing new patents for drug-delivery technologies amenable to very low doses of drugs in once-daily, extended-release formulations with optimal absorption profiles, as well as the optimization of site-specific absorption of controlled- release oral drugs.

Product Pipeline

In 2006, Biovail undertook a comprehensive review of its product development pipeline, accelerating those projects of significant value, terminating others, and initiating new ones.

Given the competitive nature of the specialty pharmaceuticals industry, and the fact that Biovail’s products are not typically protected by composition-of-matter patents, the Company must carefully manage the level of disclosure associated with its pipeline products. Biovail strongly believes that this course of action is in the best interest of the Company and its long-term shareholders, as it may provide a longer period of market exclusivity for its products.

The following table lists some of the programs that are currently in development:

PROGRAM	INDICATION	U.S. MARKET SIZE

CENTRAL NERVOUS SYSTEM DISORDERS
BVF-012 - VENLAFAXINE	DEPRESSION	$13.5 BILLION
BVF-033 - BUPROPION SALT	DEPRESSION	$13.5 BILLION
BVF-045 - BUPROPION COMBO	DEPRESSION	$13.5 BILLION
BVF-065 - UNDISCLOSED	DEPRESSION	$13.5 BILLION
BVF-087 - UNDISCLOSED	UNDISCLOSED	$5.0 BILLION

PAIN MANAGEMENT
BVF-127 - TRAMADOL (CANADA)	PAIN	$11.8 BILLION
BVF-146 - TRAMADOL/NSAID COMBO	PAIN	$11.8 BILLION

CARDIOVASCULAR DISEASE
BVF-211 - CARVEDILOL	HYPERTENSION	$19.5 BILLION
BVF-239 - UNDISCLOSED	HYPERTENSION	$19.5 BILLION

GASTROINTESTINAL DISEASE
BVF-300 - UNDISCLOSED	UNDISCLOSED	$14.0 BILLION

Biovail’s product development efforts are subject to the process and regulatory requirements of the U.S. Food and Drug Administration (FDA) and the Canadian Therapeutic Products Directorate (TPD). Since the Company focuses on novel formulations of existing drugs (with well-established safety and efficacy profiles), the development path it faces is generally less onerous than the path facing companies which pursue new chemical entities.

CARDIZEM LA
240 mg
KOS
ULTRAM ER
PriCara
ONCE-DAILY
Wellbutrin XL
150 mg
Cardizem CD
180 mg
ULTRAM ER
200 mg
PriCara
TIAZAC XC
240 mg
ULTRAM ER
Wellbutrin XL
300 mg
CARDIZEM LA
240 mg
KOS
Cardizem CD
120 mg
Isordil 40
40 mg

2006 Commercial Portfolio

PRODUCT	THERAPEUTIC AREA	INDICATION(S)

DISTRIBUTED BY BIOVAIL PHARMACEUTICALS, INC.
CARDIZEM® CD	CARDIOVASCULAR	HYPERTENSION/ANGINA
ATIVAN®	CENTRAL NERVOUS SYSTEM	ANXIETY
VASOTEC®	CARDIOVASCULAR	HYPERTENSION/CONGESTIVE
HEART FAILURE
VASERETIC®	CARDIOVASCULAR	HYPERTENSION/CONGESTIVE
HEART FAILURE
ISORDIL®	CARDIOVASCULAR	ANGINA
ZOVIRAX® CREAM(1)	ANTIVIRAL	HERPES LABIALIS (COLD SORES)
ZOVIRAX® OINTMENT(1)	ANTIVIRAL	GENITAL HERPES

PROMOTED / DISTRIBUTED BY BIOVAIL PHARMACEUTICALS CANADA
TIAZAC®	CARDIOVASCULAR	HYPERTENSION/ANGINA
TIAZAC® XC	CARDIOVASCULAR	HYPERTENSION
GLUMETZA™	CARDIOVASCULAR
WELLBUTRIN® XL(2) AND WELLBUTRIN® SR	CENTRAL NERVOUS SYSTEM	DEPRESSION
MONOCOR®	CARDIOVASCULAR	HYPERTENSION
RETAVASE®	CARDIOVASCULAR	ACUTE MYOCARDIAL INFARCTION
ZYBAN®	CENTRAL NERVOUS SYSTEM	SMOKING CESSATION
CARDIZEM® CD	CARDIOVASCULAR	HYPERTENSION/ANGINA

DISTRIBUTED BY PARTNERS
WELLBUTRIN XL®	CENTRAL NERVOUS SYSTEM	DEPRESSION
CARDIZEM® LA(3)	CARDIOVASCULAR	HYPERTENSION/ANGINA
ULTRAM® ER	PAIN MANAGEMENT	CHRONIC PAIN
TIAZAC®(4)	CARDIOVASCULAR	HYPERTENSION/ANGINA

BIOEQUIVALENT (GENERIC) PRODUCTS
ADALAT® CC	CARDIOVASCULAR	HYPERTENSION/ANGINA
(NIFEDIPINE EXTENDED RELEASE)(5)
CARDIZEM® CD	CARDIOVASCULAR	HYPERTENSION/ANGINA
(DILTIAZEM CONTROLLED RELEASE)(6)
PROCARDIA® XL	CARDIOVASCULAR	HYPERTENSION/ANGINA
(NIFEDIPINE EXTENDED RELEASE)(5)
TIAZAC® (DILTIAZEM)(7)	CARDIOVASCULAR	HYPERTENSION/ANGINA
TRENTAL® (PENTOXIFYLLINE)(5)	CARDIOVASCULAR	PERIPHERAL VASCULAR DISEASE
VOLTAREN® XR	INFLAMMATION	ARTHRITIS
(DICLOFENAC CONTROLLED RELEASE)(5)

(1)          As of December 2006, Zovirax® Ointment and Zovirax® Cream are promoted by Sciele Pharma, Inc. for BPI.

(2)          Wellbutrin® XL was launched by BPC in Canada in April 2006.

(3)          As of May 2005, Cardizem® LA is promoted and distributed by Kos (Kos was acquired by Abbott Laboratories in December 2006).

(4)          Tiazac® is distributed by Forest Laboratories, Inc. in the United States.

(5)          Distributed by Teva in the U.S.

(6)          Distributed by Teva in the U.S. and Novopharm, a subsidiary of Teva, in Canada.

(7)          Distributed by Forest in the U.S. and Novopharm in Canada.

FINANCIAL REVIEW

41                                    Management’s Discussion and Analysis

75                                    Management Report

76                                    Report of Independent Registered Public Accounting Firm

78                                    Consolidated Financial Statements

82                                    Notes to Consolidated Financial Statements

124                              Board of Directors and Executive Officers

126                              Selected Quarterly Data

127                              Ten-Year Financial Summary

ibc                                Shareholder Information

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(All dollar amounts expressed in U.S. dollars)

The following Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with United States (“U.S.”) generally accepted accounting principles.

Additional information relating to Biovail Corporation (“Biovail”), including our Annual Report on Form 20-F, is available on SEDAR at www.sedar.com.

The discussion and analysis contained in this MD&A are as of March 21, 2007.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

•                  Future revenue and operating results following the loss of Wellbutrin XL® market exclusivity;

•                  Cost savings and other impacts of restructuring activities in the U.S.;

•                  Commercialization strategy in the U.S.;

•                  Increased focus on research and development;

•                  Ability to make future dividend payments;

•                  Redemption of our 7 7/8% Senior Subordinated Notes due April 1, 2010 (“Notes”);

•                  Launch of Wellbutrin XR® in Europe;

•                  Finalization of supply contracts;

•                  Sufficiency of inventory levels of Wellbutrin SR® and Zyban®;

•                  Timing and progress of clinical trials;

•                  Timing of regulatory submissions of our products;

•                  Timing of regulatory responses and approval of our products;

•                  Success of our development efforts;

•                  Manufacturing and commercialization of pipeline products that are successfully developed;

•                  Estimates of future restructuring costs;

•                  Estimates of contract losses;

•                  Results of certain litigations and regulatory proceedings;

•                  Timing and amount of future capital expenditures;

•                  Sufficiency of cash resources to support future spending requirements; and

•                  Timing and amount of potential milestone payments.

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. An MD&A by its nature has many forward-looking statements and although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; and timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration (“FDA”) and Canadian Therapeutic Products Directorate (“TPD”) approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission (“SEC”), the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under the heading “Risk Factors” under Item 3, Sub-Part D of our most recent Annual Report on Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Our core competency is the development and large-scale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus are central nervous system disorders, pain management, and cardiovascular disease. We have various research and development, clinical research, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

We have a portfolio of products that includes the following established brand names:

•                  Wellbutrin® (bupropion) for the treatment of depression;

•                  Zovirax® (acyclovir) for the treatment of herpes;

•                  Ultram® (tramadol) for the treatment of moderate to moderately severe chronic pain; and

•                  Cardizem®/Tiazac® (diltiazem) for the treatments of hypertension and angina.

Our products are marketed in the U.S. principally through supply and distribution agreements with other pharmaceutical companies that have established sales and marketing infrastructures. Under such agreements, we manufacture and supply Wellbutrin XL® to GlaxoSmithKline plc (“GSK”); Ultram® ER to Ortho-McNeil, Inc. (“OMI”); and Cardizem® LA to Kos Pharmaceuticals, Inc. (“Kos”) (which was acquired by Abbott Laboratories in December 2006). In Canada, our products, such as Wellbutrin® XL and Tiazac® XC, are marketed through our internal sales organization.

OVERVIEW

Our revenue from product sales increased 16% to over $1 billion in 2006, primarily due to the performance of our portfolio of branded products. As branded products comprise approximately 80% of our product sales and are priced higher than generic products, generic competition is one of our leading challenges. A large portion of a branded product’s commercial value is usually realized during the period in which the product has market exclusivity. Upon the loss of that exclusivity, we can expect to lose a significant portion of a product’s pre-genericization sales in a short period of time, which can have a material adverse effect on our future revenue and profitability. To address this challenge, we will continue to:

•                  Aggressively defend our intellectual property against infringement, as intellectual property contributes a great deal to our competitive advantage;

•                  Invest heavily in research and development to generate new innovative products to ensure our product portfolio is renewed over time to offset future revenue losses due to generic competition; and

•                  Manufacture and sell generic versions of certain of our branded products.

Within our branded product portfolio, Wellbutrin XL® has been a key contributor to our revenue, results of operations and cash flows, accounting for approximately 40% of total product sales and gross profit since its introduction in September 2003. In December 2006, the FDA granted approval for the first generic versions of Wellbutrin XL® As a result, Teva Pharmaceuticals Industries Ltd. (“Teva”) immediately launched a generic version of 300mg Wellbutrin XL® product, which has resulted in a substantial loss in our sales of that strength in the first quarter of 2007, compared with the fourth quarter of 2006. In February 2007, however, we entered into a comprehensive settlement with a number of companies, including Teva, related to Wellbutrin XL®. As a result of this settlement, with certain defined exceptions, none of those companies may market a generic version of 150mg Wellbutrin XL® product until 2008.

In anticipation of the loss of Wellbutrin XL® exclusivity, we implemented a strategy to reduce our overall cost structure and to develop new products more quickly. As a result, we will no longer maintain a direct commercial presence in the U.S. primary-care or specialty pharmaceutical markets. Instead we intend to enter exclusively into supply and distribution agreements with other pharmaceutical companies to promote our products to both primary-care and specialist physicians in the U.S. We believe this model will deliver greater value to our products by utilizing marketing partners with expertise in our therapeutic areas of focus, while enabling us to lower our overhead and infrastructure costs. Another important aspect of our strategy is a targeted focus on a number of core research and development programs. We intend to increase our investment in research and development over the next several years, as the development of new products is essential for the continued strong operation and growth of our business. However, it is important to recognize that a successful product-development program reflects investments that we make over many years.

In spite of the expected cost savings from the strategic decisions we have made, our financial performance in 2007 will be materially impacted by the loss of exclusivity in the U.S. of our 300mg Wellbutrin XL® product.

KEY PERFORMANCE DRIVERS

We will continue to execute our strategy for long-term growth by focusing on the following key performance drivers:

•                  Development of new products through the application of our drug-delivery technologies to create: (i) enhanced formulations of existing products; (ii) combination products; and (iii) difficult-to-manufacture generic pharmaceuticals.

•                  Forming strategic commercial alliances with other pharmaceutical companies on favourable terms.

•                  Protection of our intellectual property and successful defence of our products and proprietary technologies from infringement.

•                  Prudent use of our cash resources to provide a return to shareholders while eliminating long-term debt and maintaining sufficient capital to invest in growing our business.

•                  Control of expenses through initiatives to achieve lower operating costs, more focused development efforts, and improved manufacturing efficiencies.

•                  Generation of higher revenue and profitability in Canada from our existing promoted products, and through the acquisition or development of new products that provide a strategic fit.

Despite our efforts, however, no assurance can be given that the loss of market exclusivity of key products, or certain other significant factors will not have a material adverse effect on our business and financial performance.

EXECUTIVE MANAGEMENT TEAM

During the past year, we made the following changes to our executive management team:

•                  Kenneth Howling was appointed Senior Vice-President, Chief Financial Officer (“CFO”), following the departure of Charles Rowland, our former CFO, in December 2006.

•                  Wendy Kelley joined Biovail as Senior Vice-President, General Counsel and Corporate Secretary. Kenneth Cancellara, our former General Counsel, retired from Biovail in January 2007.

•                  Dr. Peter Silverstone joined Biovail as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone succeeded Dr. Gregory Szpunar, our former Chief Scientific Officer, who left Biovail in March 2006. Dr. Silverstone’s responsibilities focus on the clinical development and registration of our pipeline products.

•                  Gilbert Godin joined Biovail as Senior Vice-President, Technical Operations/Drug Delivery. Mr. Godin’s responsibilities focus on Biovail’s product-development capability, as well as manufacturing and contract-development services.

•                  Michel Chouinard was appointed Chief Operating Officer of Biovail Laboratories International SRL.

RESTRUCTURING

In May 2005, we sold the distribution rights to Cardizem® LA in the U.S. and Puerto Rico, and transferred all of our product rights and certain inventories related to Teveten and Teveten HCT, to Kos. Concurrent with the Kos transaction, we restructured our commercial operations in the U.S. At that time, we reduced our primary-care and specialty sales forces and related functions by 493 positions (including 186 sales representatives who were offered employment by Kos) and administrative functions by 30 positions. We retained 85 specialty sales representatives at that time to focus on the promotion of Zovirax® Ointment and Zovirax® Cream to specialist practitioners, as well as to provide co-promotion services to other pharmaceutical companies.

In December 2006, we eliminated our remaining U.S. specialty sales force, and implemented other measures to reduce the operating and infrastructure costs of our U.S. operations, including the abandonment of large-scale manufacturing at our Chantilly, Virginia facility. We reduced our sales force and related functions by 115 positions, and administrative and other functions by 73 positions. These measures were considered necessary to address a lack of product-acquisition or co-promotion opportunities, available to us on reasonable terms, to fully utilize our sales force. In December 2006, we consequently entered into a five-year exclusive promotional services agreement with Sciele Pharma, Inc. (“Sciele”), whereby we will pay Sciele an annual fee to provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream to U.S. physicians. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year.

We anticipate that the cost savings associated with the reduction in headcount in our U.S. operations will have a material positive impact on our results of operations, financial position and cash flows. These savings, however, will be mitigated by the compensation we will pay Sciele for its promotional services.

STOCK-BASED COMPENSATION

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Prior to January 1, 2006, we recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income prior to January 1, 2006. We elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense.

In 2006, we recognized total stock-based compensation expense related to stock options, net of estimated forfeitures, as follows:

($ in 000s)
Cost of goods sold	$1,072
Research and development expenses	1,834
Selling, general and administrative expenses	11,888
$14,794

As a result of the adoption of SFAS 123R, net income was $14.6 million (basic and dilutive earnings per share of $0.09) lower in 2006 than if we had continued to account for stock-based compensation under APB 25.

At December 31, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $13.6 million, which will be amortized on a straight-line basis over the weighted-average remaining requisite service period of approximately 19 months.

SELECTED ANNUAL INFORMATION

The following table provides selected financial information for the last three years:

	Years Ended December 31
	2006	2005	2004
	($ in 000s, except per share data)
Revenue	$1,070,529	$935,536	$879,156
Income from continuing operations	207,796	246,796	166,209
Net income	203,948	236,221	160,994

Basic and diluted earnings per share
Income from continuing operations	$1.30	$1.55	$1.04
Net income	$1.27	$1.48	$1.01
Cash dividends declared per share	$1.00	$0.50	$—
Total assets	$2,175,112	$2,028,812	$1,711,060
Long-term obligations	411,791	436,868	478,936

Revenue

Total revenue increased 14% from 2005 to 2006, due mainly to higher revenue from sales of Wellbutrin XL® to GSK, and the added contribution from sales of Ultram® ER to OMI. These factors were partially offset by lower product sales in Canada, due mainly to the negative impact of generic competition to Tiazac® and Wellbutrin® SR. Product sales were also negatively impacted by certain manufacturing issues we experienced during 2006 related to the production of lower dosage 120mg and 180mg Cardizem® LA products. We resumed full production of Cardizem® LA in early 2007, following the completion of our investigation and remediation efforts, and have substantially addressed any shortfall in our supply to Kos.

Total revenue increased 6% from 2004 to 2005, due mainly to higher Wellbutrin XL® and Zovirax® product sales, as well as sales of our off-patent branded pharmaceutical (Legacy) products. These factors were partially offset by the elimination of Teveten and Teveten HCT product sales following the Kos transaction, and lower sales of our Generic products. In 2004, Zovirax® and Legacy product sales in the U.S. were negatively impacted by a work-down of wholesaler inventory levels.

Results of operations

Our income from continuing operations and net income were impacted by specific factors that affected the comparability of those results between years. We believe that the identification of these factors enhances an analysis of our results of operations when comparing our results with those of a previous or subsequent period. In addition, management excludes these factors when analyzing operating performance. However, it should be noted that the determination of these factors involves judgment by management.

Our income from continuing operations and net income in 2006 were impacted by the following significant factors:

•                  Asset impairments of $147.0 million related to the write-down of Vasotec® and Vaseretic® trademarks and product rights, and Glumetza® product rights;

•                  Estimated contract losses of $54.8 million for payments that we are required to make to GSK as a result of the introduction of generic competition to Wellbutrin XL®, and to Kos for lost profits due to our failure to supply minimum required quantities of Cardizem® LA;

•                  Restructuring costs of $15.1 million; and

•                  Litigation settlements of $14.4 million mainly related to a payment in respect to a patent infringement suit involving Wellbutrin XL®.

Our income from continuing operations and net income in 2005 were impacted by the following significant factors:

•                  Asset impairments of $29.2 million mainly related to the write-down of Teveten and Teveten HCT product rights transferred to Kos;

•                  Restructuring costs of $19.8 million; and

•                  Write-off of $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos.

Our income from continuing operations and net income in 2004 were impacted by the following significant factors:

•                  Asset impairments of $42.2 million mainly related to the write-down of a portion of our investment in Ethypharm S.A. (“Ethypharm”); and

•                  Acquired research and development expense of $8.6 million associated with our acquisition of BNC-PHARMAPASS, LLC (“BNC-Pharmapass”).

The collective impact of all factors affecting the comparability of our income from continuing operations and net income for the last three years, as well as the impact of those factors on basic and diluted earnings per share, are identified in the following table:

	Years Ended December 31
	2006	2005	2004
	($ in 000s, except per share data)
Asset impairments	$147,000	$29,230	$42,156
Contract losses	54,800	—	—
Restructuring costs	15,126	19,810	—
Gain on disposal of intangible assets	(4,000)	—	(1,471)
Litigation settlements	14,400	—	—
Equity loss	529	1,160	4,179
Write-off of inventory	—	4,862	—
Acquired research and development	—	—	8,640
Impact on income from continuing operations	227,855	55,062	53,504
Asset impairments of discontinued operation	1,084	5,570	—
Impact on net income	$228,939	$60,632	$53,504

Impact on basic earnings per share
Income from continuing operations	$1.42	$0.35	$0.34
Net income	$1.43	$0.38	$0.34

Impact on diluted earnings per share
Income from continuing operations	$1.42	$0.34	$0.34
Net income	$1.43	$0.38	$0.34

Cash dividends

Cash dividends declared per share were $1.00 and $0.50 in 2006 and 2005, respectively. No dividends were declared in 2004. In December 2006, our Board of Directors adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per share (to be paid in quarterly increments). The declaration of future dividends pursuant to this policy will be subject to the discretion of the Board, and will be dependent on our financial condition and operating results.

Financial condition

Total assets increased $146.3 million from 2005 to 2006, due mainly to an increase in cash and cash equivalents, partially offset by the amortization and impairment of intangible assets. The increase in cash and cash equivalents reflected cash generated from continuing operations less payments of cash dividends; additions to property, plant and equipment; and repayments of long-term obligations. We ended 2006 with cash resources in excess of $800 million.

At December 31, 2006, long-term obligations included the outstanding $398.9 million principal amount of our Notes. On February 27, 2007, we issued a notice of redemption of all our outstanding Notes effective April 1, 2007 at a price of 101.969% of the principal amount. We intend to utilize our existing cash resources to finance the redemption of our Notes.

RESULTS OF OPERATIONS

In 2006, we operated our business on the basis of a single reportable segment — pharmaceutical products. This basis reflected how management reviewed the business, made investing and resource allocation decisions, and assessed operating performance.

REVENUE

Our revenue is derived primarily from the following sources:

•                  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

•                  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

•                  Royalties from the sale of products we developed or acquired, as well as the co-promotion of pharmaceutical products owned by other companies.

The following table displays the dollar amount of each source of revenue for the last three years, the percentage of each source of revenue, compared with total revenue in the respective year, and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2006		2005		2004		2005	2004
	$	%	$	%	$	%	to 2006	to 2005
	($ in 000s)
Product sales	1,024,085	96	884,267	95	837,102	95	16%	6%
Research and development	21,593	2	27,949	3	19,279	2	(23)%	45%
Royalty and other	24,851	2	23,320	2	22,775	3	7%	2%
	1,070,529	100	935,536	100	879,156	100	14%	6%

Product sales

The following table displays product sales by category for the last three years, the percentage of each category, compared with total product sales in the respective year, and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2006		2005		2004		2005	2004
	$	%	$	%	$	%	to 2006	to 2005
	($ in 000s)
Wellbutrin XL®	450,329	44	354,213	40	317,298	38	27%	12%
Zovirax®	112,388	11	95,858	11	75,451	9	17%	27%
Cardizem® LA	59,316	6	59,672	7	53,625	6	(1)%	11%
Ultram® ER	53,724	5	—	—	—	—	NM	NM
Biovail Pharmaceuticals Canada	68,723	7	99,508	11	101,865	12	(31)%	(2)%
Legacy	139,853	14	133,419	15	121,588	15	5%	10%
Generic	141,075	14	135,209	15	149,675	18	4%	(10)%
Teveten	(1,323)	—	6,388	1	17,600	2	NM	(64)%
	1,024,085	100	884,267	100	837,102	100	16%	6%

NM — Not meaningful

Wellbutrin XL®

Our revenue from sales of Wellbutrin XL® increased 27% and 12% in 2006 and 2005, respectively, compared with the immediately preceding years, due to higher volumes sold by GSK and price increases effected by GSK in both 2006 and 2005, which positively affected our supply price to them.

Our supply price for Wellbutrin XL® brand product is based on an increasing tiered percentage of GSK’s net selling price. The supply price is reset to the lowest tier at the start of each calendar year and the sales-dollar thresholds to achieve the second and third tier supply prices generally increase each year. As a result of the aforementioned introduction of generic competition to 300mg Wellbutrin XL® product in December 2006, GSK’s total sales of Wellbutrin XL® brand product in 2007 may not meet the sales dollar-thresholds to achieve the second tier supply price, and are not expected to meet the third tier supply price.

GSK may decide to launch generic versions of Wellbutrin XL® in the U.S., and GSK anticipates that the European version of Wellbutrin XL®, which will be most commonly marketed as Wellbutrin XR®, could be available to patients in Europe as early as April 2007. We will be the exclusive manufacturer and supplier of generic Wellbutrin XL® and branded Wellbutrin XR® to GSK at fixed contractual supply prices. Those supply prices are substantially lower than the tiered supply price we currently receive on sales of Wellbutrin XL® brand product.

Zovirax®

Combined sales of Zovirax® Ointment and Zovirax® Cream increased 17% and 27% in 2006 and 2005, respectively, compared with the immediately preceding years, due to a combination of higher prescription volumes and price increases we effected for these products in each of the past three years, as well as the impact of a work-down of Zovirax® inventory in the wholesale distribution channel during 2004.

Cardizem® LA

Our revenue from sales of Cardizem® LA declined 1% in 2006, compared with 2005, and increased 11% in 2005, compared with 2004. The loss of revenue in 2006 that resulted from a backorder of 120mg and 180mg Cardizem® LA products, was largely offset by a cumulative adjustment of $7.2 million recorded in the third quarter of 2006 to recognize the positive impact on our supply price of price increases effected by Kos since its acquisition of Cardizem® LA. The increase in our revenue from sales of Cardizem® LA in 2005 was a result of a reduction in wholesaler inventory levels that occurred in 2004.

Ultram® ER

OMI launched Ultram® ER in the U.S. in February 2006. Our revenue from sales of Ultram® ER was impacted in the second quarter of 2006 by a provision of $7.8 million related to a voluntary Class II recall initiated by OMI of all lots of 300mg tablets (as well as one lot of 200mg tablets) due to a tablet printing-related matter. In June 2006, we resumed production of Ultram® ER (after the completion of the qualification and process validation of a new tablet printer), and we agreed to replace the recalled product, as well as certain lots of Ultram® ER that were still in OMI’s inventory, and to bear the costs of the recall (which are recorded in selling, general and administrative expenses).

Biovail Pharmaceuticals Canada (“BPC”) products

Key BPC products are Tiazac® XC, Tiazac®, Wellbutrin® XL, Wellbutrin® SR and Zyban®, which are sold in Canada to drug wholesalers, retail pharmacies and hospitals. We currently promote Tiazac® XC, Wellbutrin® XL and Glumetza™ directly to Canadian physicians. Sales of BPC products declined 31% and 2% in 2006 and 2005, respectively, compared with the immediately preceding years. The declines in BPC product sales reflected lower sales of Tiazac® and Wellbutrin® SR due to generic competition, partially offset by increased sales of our promoted Wellbutrin® XL and Tiazac® XC products. Sales of Tiazac® XC in 2006 were, however, negatively impacted by a backorder of 120mg and 180mg products, due to the same manufacturing issues that affected our production of Cardizem® LA. This backorder situation has been substantially addressed in early 2007.

GSK is no longer manufacturing and supplying us with Wellbutrin® SR and Zyban®. We have not presently located an alternative supplier for these products; however, we believe we have purchased sufficient inventory to meet anticipated customer requirements through 2007.

Legacy products

Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. We sell Tiazac® (branded and generic) to Forest Laboratories, Inc. (“Forest”) for distribution in the U.S. Our other Legacy products are primarily sold directly to drug wholesalers and warehousing chains. Sales of our Legacy products increased 5% and 10% in 2006 and 2005, respectively, compared with the immediately preceding years. The increases in Legacy product sales reflected price increases we effected for certain of these products in each of the past three years, as well as the impact of reductions in wholesaler inventories of these products in 2004.

Generic products

Our key Generic products are bioequivalent versions of Adalat CC, Cardizem® CD , Procardia XL and Voltaren XR, which we manufacture and sell to a subsidiary of Teva for distribution in the U.S., as well as an authorized generic version of Tiazac®, which we manufacture and sell to a subsidiary of Teva for distribution in Canada. Generic Tiazac® was introduced in Canada in January 2006. Sales of our Generic products increased 4% in 2006, compared with 2005, and declined 10% in 2005, compared with 2004, which reflected the effect of changes in prescription volumes and pricing for these products, as well as changes in inventory levels of these products owned by Teva.

Teveten

Since May 2005, we no longer have an ongoing financial interest in Teveten and Teveten HCT. In 2006, we increased our estimate for returns related to our pre-May 2005 sales of these products by $1.3 million.

Research and development revenue

Research and development revenue declined 23% in 2006, compared with 2005, and increased 45% in 2005, compared with 2004, reflecting overall fluctuations in the level of clinical research and laboratory testing services provided to external customers by our contract research operation, as well as the negative impact of competitive pricing for those services in 2006.

Royalty and other revenue

Royalty and other revenue increased 7% and 2% in 2006 and 2005, respectively, compared with the immediately preceding years. In 2006, other revenue included $4.3 million related to our co-promotion of Ultram® ER in the U.S. and AstraZeneca Pharmaceuticals LP’s Zoladex® 3.6mg in the U.S. and Puerto Rico. We are no longer co-promoting Ultram® ER and Zoladex® as a result of the elimination of our U.S. specialty sales force. We are, however, continuing to promote Novartis Pharmaceuticals Canada Inc.’s Lescol® products in Canada.

OPERATING EXPENSES

The following table displays the dollar amount of each operating expense item for the last three years, the percentage of each item compared with total revenue in the respective year, and the percentage changes in the dollar amount of each item. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2006		2005		2004		2005	2004
	$	%	$	%	$	%	to 2006	to 2005
	($ in 000s)
Cost of goods sold	223,281	21	206,531	22	221,935	25	8%	(7)%
Research and development	95,479	9	88,437	9	68,382	8	8%	29%
Selling, general and administrative	238,441	22	227,394	24	253,531	29	5%	(10)%
Amortization	56,457	5	62,260	7	64,704	7	(9)%	(4)%
Asset impairments, net of gain on disposal	143,000	13	29,230	3	40,685	5	389%	(28)%
Restructuring costs	15,126	1	19,810	2	—	—	(24)%	NM
Contract losses	54,800	5	—	—	—	—	NM	NM
Litigation settlements	14,400	1	—	—	—	—	NM	NM
Acquired research and development	—	—	—	—	8,640	1	NM	(100)%
	840,984	79	633,662	68	657,877	75	33%	(4)%

NM — Not meaningful

Cost of goods sold and gross margins

Gross margins based on product sales were 78%, 77% and 73% in 2006, 2005 and 2004, respectively.

The overall gross margin in 2006, compared with 2005, was positively impacted by the following factors:

•                  Higher volumes of Wellbutrin XL® sold to GSK, as well as the positive impact on our supply price of the price increases effected by GSK in 2006 and 2005; and

•                  The aforementioned cumulative adjustment to our supply price for Cardizem® LA to recognize past price increases effected by Kos.

Partially offset by:

•                  A write-off to cost of goods sold of $11.4 million of rejected lots of Ultram® ER and Cardizem® LA;

•                  An increase of $9.6 million in the amortization of intangible and other assets related to Cardizem® LA and Zovirax®;

•                  The aforementioned product sales provision related to the return of withdrawn lots of Ultram® ER; and

•                  Start-up manufacturing inefficiencies related to Ultram® ER.

The overall gross margin in the 2005, compared with 2004, was positively impacted by the following factors:

•                  Manufacturing efficiencies achieved in the production of Wellbutrin XL®, as well as a decrease in the proportion of lower margin Wellbutrin XL® sample supplies versus trade product sales.

Partially offset by:

•                  A provision of $5.7 million for Cardizem® CD inventory in excess of demand; and

•                  The write-off of $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos.

Research and development expenses

Research and development expenses increased 8% and 29% in 2006 and 2005, respectively, compared with the immediately preceding years. Research and development expenses include employee compensation costs, overhead and occupancy costs, clinical trial, clinical manufacturing and scale-up costs, contract research services and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

Our research and development activities in 2006 primarily related to the following programs:

•                  BVF-033 (bupropion salt). The FDA accepted our New Drug Application (“NDA”) for BVF-033 for review in November 2006. The FDA is expected to respond to our NDA in late July 2007.

•                  BVF-146 (combination tramadol and non-steroidal anti-inflammatory drug) for the treatment of pain. We initiated Phase III clinical trials for BVF-146 in the fourth quarter of 2006.

•                  BVF-127 (Tramadol ER). The TPD in Canada accepted our New Drug Submission for review in November 2006.

•                  BVF-211 (carvedilol) for the treatment of hypertension.

•                  BVF-045 (combination bupropion and another anti-depressant agent).

•                  BVF-012 (venlafaxine enhanced absorption) for the treatment of depression.

In November 2006, we amended our April 2002 agreement with Ethypharm to include the development of: BVF-087 and BVF-065, which target central nervous system disorders; BVF-239, a cardiovascular product; and BVF-300, a product targeting the gastrointestinal-disease market. In February 2007, we obtained an option to license Depomed Inc.’s (“Depomed”) AcuForm® technology to develop up to two pharmaceutical products.

On an ongoing basis, we review and optimize the projects in our development portfolio to reflect changes in the competitive environment and emerging opportunities. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development; delays or changes in government required testing and approval procedures; technological developments; and strategic marketing decisions.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 5% in 2006, compared with 2005, and declined 10% in 2005, compared with 2004. As a percentage of total revenue, selling, general and administrative expenses were 22%, 24% and 29% in 2006, 2005 and 2004, respectively.

The increase in selling, general and administrative expenses in 2006, compared with 2005, was primarily due to:

•                  Higher legal expenses related to ongoing Wellbutrin XL® patent infringement actions, and other litigation and regulatory matters;

•                  Inclusion of $11.9 million of stock-based compensation for stock options granted to employees, partially offset by a decline of $3.0 million in compensation expense related to deferred share units granted to directors due to a decrease in the underlying trading price of our common shares; and

•                  Incremental spending to support the advertising and promotion of Ultram® ER, and costs associated with processing the Ultram® ER recall.

Partially offset by:

•                  Cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces following the May 2005 restructuring of our U.S. commercial operations; and

•                  Discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT following the Kos transaction.

The decline in selling, general and administrative expenses in 2005, compared with 2004, was primarily due to:

•                  The positive impact of the Kos transaction and concurrent restructuring of our U.S. commercial operations.

Partially offset by:

•                  Higher legal expenses related to litigation and regulatory matters, and costs associated with our corporate governance and Sarbanes-Oxley Act of 2002 compliance initiatives; and

•                  Inclusion of $3.0 million of compensation expense related to deferred share units granted to directors.

Amortization expense

Amortization expense declined 9% and 4% in 2006 and 2005, respectively, compared with the immediately preceding years. As a percentage of total revenue, amortization expense declined to 5% in 2006, compared with 7% in each of 2005 and 2004. The decline in amortization expense in 2006 reflected the discontinuance of the amortization of the Teveten and Teveten HCT product rights following the Kos transaction, as well as reduced amortization in the fourth quarter of 2006 related to the Vasotec® and Vaseretic® intangible assets following the write-down of those assets.

Asset impairments, net of gain on disposal

We perform an evaluation of long-lived assets and investments for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. Impairment exists when the carrying amount of an asset is not recoverable based on related undiscounted future cash flows, and its carrying amount exceeds its estimated fair value based on related discounted future cash flows. In 2006, we recorded an impairment charge of $147.0 million as a result of the following events or changes in circumstances:

•                  In September 2006, we were informed by Kos that it had decided to discontinue its involvement with Vasocard™ (a combination of Vasotec® and Cardizem® LA). We had been developing Vasocard™ as a line extension to our Vasotec® and Vaseretic® product lines. We determined that without Kos’s continued involvement Vasocard™ had limited commercial potential and, consequently, we suspended its development. Our evaluation of the estimated future cash flows associated solely with the existing Vasotec® and Vaseretic® product lines resulted in an impairment charge of $132.0 million to the related trademarks and product rights.

•                  In October 2006, Depomed was granted a new Canadian patent pertaining to Glumetza™. As a result, the prices we set for Glumetza™ are now subject to regulation by the Patented Medicine Prices Review Board (“PMPRB”) in Canada. Since its launch in the Canadian market in November 2005, the sales performance of Glumetza™ (in terms of prescription volumes) has been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza™). We revised our sales forecast for Glumetza™ to reflect both the possible future pricing concessions that may be required by the PMPRB and the underlying prescription trend since the launch of this product. On the basis of this forecast, our evaluation of the estimated future cash flows associated with the Glumetza™ product line resulted in an impairment charge of $15.0 million to the related product right.

Partially offsetting the impairment charge in 2006 was a $4.0 million gain we recorded on the disposal of four cardiovascular products to Athpharma Limited (“Athpharma”). We originally acquired these products from Athpharma in April 2003.

In 2005, we recorded an impairment charge of $29.2 million primarily related to the write-down of the carrying value of the Teveten and Teveten HCT product rights that were transferred to Kos. In 2004, we recorded a net impairment charge of $40.7 million primarily related to an other-than-temporary decline in the estimated fair value of our equity investment in Ethypharm.

Restructuring costs

In 2006 and 2005, we incurred restructuring charges of $15.1 million and $19.8 million, respectively, which consisted of employee termination benefits, asset impairments, contract termination costs and professional fees. At December 31, 2006, the liability balance related to restructuring costs incurred, but not paid or settled, was $11.9 million, of which $8.4 million related to employee termination benefits that will be substantially paid in the first half of 2007. Also in the first half of 2007, we expect to incur incremental restructuring costs of approximately $1.0 million, primarily related to employee retention bonuses and contract termination costs.

Contract losses

In 2006, we recorded a charge of $54.8 million related to the following contract losses:

•                  As a result of the aforementioned introduction of generic competition to Wellbutrin XL®, we are required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. The maximum amount of this payment was reduced by the total dollar amount of Wellbutrin XL® sample supplies that were purchased by GSK. At December 31, 2006, we accrued a contract loss of $46.4 million for the estimated amount of this payment based on GSK’s historical and forecasted sample supply purchases.

•                  In September 2006, we received notification from Kos that a supply failure had occurred as a result of our inability to supply at least 50% of the quantity of Cardizem® LA ordered by Kos. At December 31, 2006, we accrued a contract loss of $8.4 million based on our estimate of the payment we may be required to make to compensate Kos for the lost profits it may have experienced as a result of our supply failure. This liability may be revised in subsequent periods based on the receipt of Kos’s own estimate of the amount of its lost profits; however, we estimate our maximum potential liability to Kos to be approximately $14.0 million.

Litigation settlements

In 2006, we recorded a charge of $14.4 million related to the following litigation settlements:

•                  In February 2007, GSK reached a settlement with Andrx Corporation (“Andrx”) (which was acquired by Watson Pharmaceuticals, Inc. in November 2006) related to a patent infringement suit by Andrx in respect to its U.S. patent purportedly covering 150mg Wellbutrin XL® product. GSK agreed to make a one-time payment of $35.0 million to Andrx, while Andrx granted GSK a royalty-bearing license to its patent. Under the terms of the Wellbutrin XL® agreement with GSK, we agreed to reimburse GSK for $11.7 million (one-third) of the payment to Andrx, which we accrued at December 31, 2006, and to pay one-third of the ongoing royalty on sales of 150mg Wellbutrin XL® product.

•                  At December 31, 2006, we accrued $2.7 million for our estimated share of the total consideration to be paid to settle certain antitrust claims related to our licensing of generic Adalat CC products.

Acquired research and development expense

Acquired research and development represents the cost of assets related to research and development projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use.

In 2004, we acquired Pharma Pass II, LLC’s (“PPII”) remaining interest in BNC-Pharmapass, a company that we formed in 2003 with PPII to advance the development of certain products. At the date of acquisition, we recorded a charge of $8.6 million to acquired research and development expense for the increase in our share of the fair values of the products under development.

NON-OPERATING ITEMS

Interest income and expense

Interest income was $29.2 million in 2006, compared with $7.2 million and $1.0 million in 2005 and 2004, respectively. The year-over-year increases in interest income reflected higher amounts of surplus cash available for investment.

Interest expense was $35.2 million in 2006, compared with $37.1 million and $40.1 million in 2005 and 2004, respectively. Interest expense mainly comprised interest on our Notes.

Following the redemption of our Notes effective April 1, 2007, we expect to save approximately $32 million in annual interest payments; however, those interest savings will be partially offset by lower interest income on our remaining cash resources.

Equity loss

We recorded equity losses of $0.5 million, $1.2 million and $4.2 million in 2006, 2005 and 2004, respectively, related to our investment in a venture fund that invests in early-stage biotechnology companies. Included in these equity losses was our share of goodwill impairment charges related to certain subsidiaries of this fund, as well as write-downs to the carrying values of other investments held by this fund. At December 31, 2006, we had invested a total of $6.8 million in this fund. As the nature of this fund is no longer consistent with our business strategy, we will not be making any additional capital contributions in it beyond our remaining commitment of $1.1 million.

Income taxes

Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $14.5 million in 2006, compared with $22.6 million and $9.0 million in 2005 and 2004, respectively. Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the U.S.

DISCONTINUED OPERATION

On May 2, 2006, we completed the sale of our Nutravail division to Futuristic Brands USA, Inc. (“Futuristic”). In consideration for Nutravail’s inventory, long-lived assets and intellectual property, we are entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years.

Subsequent to May 2, 2006, Nutravail’s operations and direct cash flows have been eliminated from our ongoing operations as a result of the sale transaction. The extent to which we are involved in the operations of Nutravail is limited to our ability to receive indirect cash flows from the future payments. We have no continuing obligations in connection with the receipt of those payments, which are not expected to be significant to our continuing operations or those of Nutravail. Accordingly, the following amounts related to Nutravail have been reported as a discontinued operation in our consolidated statements of income and cash flows.

	Years Ended December 31
	2006	2005	2004
	($ in 000s)
Revenue	$1,289	$5,532	$7,387
Loss from discontinued operation before asset impairments	(2,764)	(5,005)	(5,215)
Asset impairments	(1,084)	(5,570)	—
Loss from discontinued operation	$(3,848)	$(10,575)	$(5,215)

SUMMARY OF QUARTERLY RESULTS

The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2006 and 2005:

	2006
	Q1	Q2	Q3	Q4
	($ in 000s, except per share data)
Revenue	$220,523	$252,806	$289,552	$307,648
Income (loss) from continuing operations	68,606	80,322	(56,451)	115,319
Net income (loss)	64,486	80,594	(56,451)	115,319

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.43	$0.50	$(0.35)	$0.72
Net income (loss)	$0.40	$0.50	$(0.35)	$0.72
Net cash provided by continuing operating activities	$94,692	$110,806	$81,382	$235,637

	2005
	Q1	Q2	Q3	Q4
	($ in 000s, except per share data)
Revenue	$173,686	$216,178	$258,058	$287,614
Income from continuing operations	12,059	4,922	109,299	120,516
Net income	11,132	3,707	101,663	119,719

Basic and diluted earnings per share
Income from continuing operations	$0.08	$0.03	$0.69	$0.75
Net income	$0.07	$0.02	$0.64	$0.75
Net cash provided by continuing operating activities	$67,796	$88,247	$122,446	$223,390

RESULTS FOR THE FOURTH QUARTER

Revenue

The increase in revenue in the fourth quarter of 2006, compared with the fourth quarter of 2005, was due mainly to an increase in revenue from sales of Wellbutrin XL®, which reflected the positive impact of a price increase effected by GSK in the second quarter of 2006, as well as the added contribution from sales of Ultram® ER in fourth quarter of 2006. These factors were partially offset by lower Tiazac® and Wellbutrin® SR product sales in Canada in the fourth quarter of 2006, due to generic competition.

The increase in revenue in the fourth quarter of 2006, compared with the first three quarters of 2006, was due mainly to the positive impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. In the second and third quarters of 2006, GSK’s net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase the supply price from the first to second tier and from the second to third and highest tier, respectively. As a result, all Wellbutrin XL® brand sales, except for any product held in inventory by GSK at the end of 2006, were recorded at the highest-tier supply price in the fourth quarter of 2006.

Results of operations

The increase in income from continuing operations and net income in the fourth quarter of 2006, compared with the fourth quarter of 2005, was due mainly to higher gross profit on Wellbutrin XL® and Ultram® ER product sales, as well as higher interest income. These factors were partially offset by charges in the fourth quarter of 2006 of $15.1 million for restructuring activities; $14.4 million for litigation settlements; and $3.5 million for contract losses.

The increase in income from continuing operations and net income in the fourth quarter of 2006, compared with the first three quarters of 2006, reflected the increasing gross margin on Wellbutrin XL® product sales due to the tiered supply price. The loss from continuing operations and net loss in the third quarter of 2006 was due mainly to the impact of charges of $147.0 million for asset impairments and $46.8 million for contract losses.

Cash flows

The increase in net cash provided by continuing operating activities in the fourth quarter of 2006, compared with the fourth quarter of 2005, was mainly related to higher gross profit on Wellbutrin XL® and Ultram® ER product sales, as well as increased collections of accounts receivable in the fourth quarter of 2006, offset partially by the receipt of a $60 million supply prepayment from OMI for Ultram® ER in the fourth quarter of 2005.

The increase in net cash provided by continuing operating activities in the fourth quarter of 2006, compared with the first three quarters of 2006, reflected higher gross profit recognized on Wellbutrin XL® and Ultram® ER product sales, as well as fluctuations in accounts receivable due to the amount and timing of product sales.

FINANCIAL CONDITION

The following table presents a summary of our financial condition at December 31, 2006 and 2005:

	2006	2005
	($ in 000s)
Working capital (total current assets less total current liabilities)	$647,337	$411,226
Long-lived assets	1,055,369	1,269,643
Long-term obligations	411,791	436,868
Shareholders’ equity	1,284,927	1,220,356

Working capital

The $236.1 million increase in working capital from 2005 to 2006 was primarily due to:

•                  Cash generated from continuing operations of $522.5 million; and

•                  A decrease in accounts payable of $16.5 million related to the timing of payments and lower payables related to capital expenditures, inventory purchases and professional fees.

Partially offset by:

•                  Dividends declared of $160.3 million;

•                  An increase in accrued contract losses of $54.8 million;

•                  Additions to property, plant and equipment of $44.8 million;

•                  An increase in accrued liabilities of $26.7 million mainly related to unpaid litigation settlements and restructuring costs; and

•                  Repayments of long-term obligations of $25.5 million.

Long-lived assets

Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $214.3 million decrease in long-lived assets from 2005 to 2006 was primarily due to:

•                  Asset impairment charge of $147.0 million related to write-down of the Vasotec®, Vaseretic® and Glumetza™ intangible assets; and

•                  Depreciation of plant and equipment of $25.5 million and the amortization of intangible and other assets of $81.1 million.

Partially offset by:

•                  Additions to property, plant and equipment of $44.8 million, which included expenditures related to the expansion of our manufacturing facility in Steinbach, Manitoba (which is now substantially complete) and the addition of equipment at our manufacturing facility in Dorado, Puerto Rico.

Long-term obligations

The $25.1 million decrease in long-term obligations, including the current portion thereof, from 2005 to 2006 was primarily due to:

•                  Final payment of $14.0 million related to the May 2002 acquisition of Vasotec® and Vaseretic®; and

•                  Payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax® distribution agreement.

Shareholders’ equity

The $64.6 million increase in shareholders’ equity from 2005 to 2006 was primarily due to:

•                  Net income of $203.9 million (including $14.8 million of stock-based compensation recorded in additional paid-in capital); and

•                  Proceeds of $15.6 million from the issuance of common shares, mainly on the exercise of stock options.

Partially offset by:

•                  Dividends declared of $160.3 million.

CASH FLOWS

Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include salaries and benefits; inventory purchases; research and development programs; sales and marketing activities; capital expenditures; loan repayments; and dividend payments. The following table displays cash flow information for the last three years:

	Years Ended December 31
	2006	2005	2004
	($ in 000s)
Net cash provided by continuing operating activities	$522,517	$501,879	$279,566
Net cash provided by (used in) continuing investing activities	(40,447)	31,825	(42,258)
Net cash used in continuing financing activities	(92,256)	(119,095)	(334,526)
Net cash used in discontinued operation	(558)	(3,817)	(2,481)
Effect of exchange rate changes on cash and cash equivalents	(5)	173	762
Net increase (decrease) in cash and cash equivalents	$389,251	$410,965	$(98,937)

Operating activities

Net cash provided by continuing operating activities increased $20.6 million from 2005 to 2006, primarily due to:

•                  An increase of $148.7 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, lower sales force and marketing costs, and higher interest income. Those factors were partially offset by higher legal expenses; and

•                  An increase of $22.5 million related to the change in accrued liabilities, due mainly to unpaid litigation settlements and restructuring costs.

Partially offset by:

•                  A decrease of $90.3 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI in 2005, as well as the portion of that prepayment and the deferred proceeds from the Kos transaction that were amortized in 2006;

•                  A decrease of $35.7 million related to the change in inventories and accounts payable, due mainly to the timing of inventory purchases and payments;

•                  A decrease of $13.7 million related to the timing of collection of accounts receivable; and

•                  A decrease of $9.4 million related to the change in income taxes payable.

Net cash provided by continuing operating activities increased $222.3 million from 2004 to 2005, primarily due to:

•                  An increase of $64.3 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, and lower sales force and marketing costs;

•                  An increase of $43.7 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI;

•                  An increase of $43.1 million related to the change in inventories, due mainly to lower purchases related to Teveten and Teveten HCT following the Kos transaction, and a work-down of our inventories of Cardizem® CD and Zovirax® products, as well as an increase in our provision for inventory obsolescence related to Cardizem® CD;

•                  An increase of $42.3 million related to the change in accounts payable, due mainly to the timing of payments and higher payables related to legal and consulting fees; and

•                  An increase of $27.3 million related to the change in accrued liabilities, due mainly to lower payments related to product returns, rebates and chargebacks.

Investing activities

Net cash used in continuing investing activities increased $72.3 million from 2005 to 2006, primarily due to:

•                  A decrease of $94.1 million in proceeds from the disposal of intangible assets, mainly related to consideration received in connection with the Kos transaction in 2005.

Partially offset by:

•                  A decrease of $26.0 million in payments to acquire intangible assets, primarily related to the addition of the Glumetza™ product right in 2005.

Net cash provided by continuing investing activities increased $74.1 million from 2004 to 2005 primarily due to:

•                  An increase of $95.1 million in proceeds from the disposal of intangible assets, mainly related to the Kos transaction; and

•                  A decrease of $9.3 million in payments to acquire businesses, related to our acquisition of PPII’s remaining interest in BNC-Pharmapass in 2004.

Partially offset by:

•                  An increase of $26.0 million in payments to acquire intangible assets, primarily related to the addition of the Glumetza™ product right; and

•                  An increase of $9.8 million in capital expenditures on property, plant and equipment in 2005, mainly related to the expansion of our Steinbach manufacturing facility.

Financing activities

Net cash used in continuing financing activities declined $26.8 million from 2005 to 2006, primarily due to:

•                  An increase of $12.6 million in proceeds from the issuance of common shares; and

•                  A decrease of $14.1 million in repayments of long-term obligations, primarily related to the final payment in 2005 for Ativan® and Isordil®.

Net cash used in continuing financing activities declined by $215.0 million from 2004 to 2005 primarily due to:

•                  A decrease of $280.0 million related to repayments under our credit facility in 2004; and

•                  A decrease of $26.7 million in repayments of other long-term obligations, mainly related to the final payment in 2004 for the Canadian rights to Wellbutrin® and Zyban®.

Partially offset by:

•                  An increase of $79.8 million related to dividends paid in 2005.

LIQUIDITY AND CAPITAL RESOURCES

The following table displays our net financial asset position at December 31, 2006 and 2005:

	At December 31
	2006	2005
	($ in 000s)

Financial assets
Cash and cash equivalents	$834,540	$445,289
Marketable securities	5,677	7,364
Total financial assets	840,217	452,653

Debt
Notes	399,379	400,552
Other long-term obligations	12,412	36,316
Total debt	411,791	436,868
Net financial assets	$428,426	$15,785

We believe that our existing cash resources, together with cash expected to be generated by operations and existing funds available under our credit facility, will be sufficient to support our operational, capital expenditure, debt repayment, interest requirements and dividend policy, as well as to meet our working capital needs, for at least the next 12 months, based on our current expectations. We intend to use $422.5 million of our existing cash resources to finance the early redemption of our Notes. That total comprises the principal amount of our Notes plus accrued interest to April 1, 2007, and an early redemption premium of $7.9 million to be paid to the noteholders. We anticipate total capital expenditures of approximately $55 million in 2007. Major projects include an expansion of our corporate office in Mississauga, Ontario, and the upgrade of our Dorado manufacturing facility. In the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

Credit facility

In June 2006, we amended and renewed our $250 million credit facility with our banking syndicate. This amended facility has a three-year term with an annual extension option. At December 31, 2006, we had no outstanding borrowings under this facility. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows it to be increased up to $400 million. At December 31, 2006, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit ratings

Our current corporate credit ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”) are as follows:

	S&P	Moody's
Overall corporate	BB+	Ba3
Credit facility	BBB–	NR
Senior Subordinated Notes	BB–	B1
Outlook	Stable	Stable

NR — Not rated

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations at December 31, 2006:

	Payments Due by Period
			2008	2010
	Total	2007	and 2009	and 2011	Thereafter
	($ in 000s)
Long-term obligations, including interest payments(1)	$425,859	$425,859	$—	$—	$—
Operating lease obligations	34,609	6,219	9,764	7,188	11,438
Purchase obligations(2)	129,411	68,384	33,724	24,866	2,437
Total contractual obligations	$589,879	$500,462	$43,488	$32,054	$13,875

(1)          Our Notes are included as due for payment in 2007, as a result of our election to redeem them effective April 1, 2007.

(2)          Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and include obligations for minimum inventory and capital expenditures, and outsourced information technology, product promotion, and clinical research services.

The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. We do not anticipate that we will be required to make any material milestone payments in 2007.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements at December 31, 2006, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under “Contractual Obligations”.

In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. Other than the aforementioned accrual for Kos’s estimated lost profit claim, no material amounts were accrued at December 31, 2006 for our obligations under these provisions.

OUTSTANDING SHARE DATA

At March 19, 2007, we had 160,466,541 issued and outstanding common shares, as well as outstanding options to purchase 7,322,104 common shares under our stock option plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation has not had a significant impact on our results of operations.

Foreign currency risk

We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars. We do not have any material non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada, Ireland and France from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our results of operations, financial position or cash flows.

The redemption of our Notes will likely result in a foreign exchange gain for Canadian income tax purposes. The amount of this gain will depend on the exchange rate between the U.S. and Canadian dollar at the time the Notes are paid. At March 19, 2007, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $141 million. If all of our outstanding Notes had been paid at March 19, 2007, one-half of this foreign exchange gain would be included in our Canadian taxable income, which would result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the payment of our Notes will not result in a foreign exchange gain being recognized in our consolidated financial statements, as those statements are prepared in U.S. dollars.

Interest rate risk

The primary objective of our policy for the investment of cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

We are exposed to interest rate risk on borrowings under our credit facility. This facility, which is currently undrawn, bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers’ acceptance. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed-rate Notes is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our results of operations, financial position or cash flows.

Investment risk

We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the total fair values of our investments would have a material impact on our results of operations; however, it would not have a material impact on our financial position or cash flows.

RELATED PARTY TRANSACTIONS

In May 2006, we named Dr. Peter Silverstone as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and prior to Dr. Silverstone’s joining Biovail, we had selected Global IQ as the preferred vendor for a new clinical study for a particular product. In connection with this study, Global IQ has been providing services for a long-term safety study and may provide other Phase III clinical work in the future in respect of this product. We have been invoiced a total of $2.0 million by Global IQ for this study up to and including December 31, 2006. At December 31, 2006, $220,000 of this amount remained outstanding. It is currently anticipated that the study in respect of this product will continue for a period of at least one year. While clinical research studies are within Dr. Silverstone’s area of management and control, we have taken steps to ensure that he is not involved in any financial decisions in connection with any services provided or to be provided by Global IQ. Further, we have stated that Global IQ will no longer be eligible to bid to perform services for Biovail in connection with any new clinical programs for other products until Dr. Silverstone has disposed of his interest in Global IQ to an arm’s-length party.

In 2006, Eugene Melnyk, Chairman of Biovail, reimbursed Biovail $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by our Board of Directors that the investment opportunity was not, and would not in future be, of interest to Biovail.

PROPOSED TRANSACTION

On February 21, 2007, we entered into a share transfer agreement pursuant to which we have agreed to sell all or a part of our common shares of Ethypharm. Subject to certain conditions precedent being satisfied, it is anticipated that this transaction will close in April 2007. As consideration for such transfer we will receive cash in an amount to be determined at the closing date. We have agreed, upon closing, to invest a portion of the net proceeds of the sale to acquire a minority interest in the acquiring company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management’s most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates made by our third-party licensees. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial position could be materially impacted.

Our critical accounting policies and estimates relate to the following:

•                  Revenue recognition;

•                  Useful lives and impairment of intangible assets;

•                  Contingencies;

•                  Income taxes; and

•                  Stock-based compensation.

Revenue recognition

We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks, as well as distribution fees paid to certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue. In connection with these provisions related to sales of our Wellbutrin XL®, Ultram® ER, Cardizem® LA, Tiazac® and Generic products in the U.S., we rely on estimates made by our licensees, GSK, OMI, Kos, Forest and Teva, respectively. Revenue from sales of those out-licensed products accounted for approximately 70% of our total gross product sales in 2006, compared with 55% in each of 2005 and 2004.

We continually monitor our product sales provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. We are required to make subjective judgments based primarily on our evaluation of current market conditions and trade inventory levels related to our products. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or an adjustment related to past sales, or both.

Continuity of product sales provisions

The following table presents the activity and ending balances for our product sales provisions for the last three years.

	Cash			Rebates and	Distribution
	Discounts	Allowances	Returns	Chargebacks	Fees	Total
	($ in 000s)
Balance at January 1, 2004	$2,014	$450	$43,289	$21,151	$—	$66,904
Current year provision	5,797	3,015	24,896	30,386	1,319	65,413
Prior year provision	—	—	14,062	(1,479)	—	12,583
Payments or credits	(7,022)	(2,576)	(51,826)	(39,857)	—	(101,281)
Balance at December 31, 2004	789	889	30,421	10,201	1,319	43,619
Current year provision	6,844	2,549	23,007	24,232	6,276	62,908
Prior year provision	—	—	11,715	(1,766)	—	9,949
Payments or credits	(7,266)	(2,605)	(41,938)	(24,035)	(2,710)	(78,554)
Balance at December 31, 2005	367	833	23,205	8,632	4,885	37,922
Current year provision	5,365	1,427	23,176	16,251	7,411	53,630
Prior year provision	—	—	(3,838)	442	(1,292)	(4,688)
Payments or credits	(5,423)	(1,919)	(17,422)	(18,583)	(8,654)	(52,001)
Balance at December 31, 2006	$309	$341	$25,121	$6,742	$2,350	$34,863

Use of information from external sources

We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health, an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. We obtain inventory data directly from our three major U.S. wholesalers, Cardinal Health, Inc. (“Cardinal”), McKesson Corporation (“McKesson”) and AmerisourceBergen Corporation (“ABC”), which together accounted for approximately two-thirds of our direct product sales in the U.S. in the past three years. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell. Third-party data with respect to prescription demand and inventory levels are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates, and reflect other limitations.

The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2006 (which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). Our distribution agreements with Cardinal, McKesson and ABC limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. The inventory data from these wholesalers is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from these wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, these wholesalers owned overall less than one-month of supply of our products at December 31, 2006, of which only $180,000 had less than 12 months remaining shelf life. Therefore, we believe the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

		At December 31, 2006			At December 31, 2005
				Inventory With			Inventory With
				Less Than			Less Than
	Original		Months On	12 Months		Months On	12 Months
	Shelf Life	Total	Hand	Remaining	Total	Hand	Remaining
	(In Months)	Inventory	(In Months)	Shelf Life	Inventory	(In Months)	Shelf Life
	($ in 000s)
Zovirax®	36-48	$4,465	0.5	$88	$7,858	1.0	$59
Cardizem®	36-48	2,404	0.5	43	5,958	1.1	48
Ativan®	24	1,189	0.6	9	2,059	1.0	14
Vasotec® and Vaseretic®	24	885	0.7	39	2,182	1.1	15
Isordil®	36-60	255	1.3	1	508	1.7	2
Total®	24-60	$9,198	0.6	$180	$18,565	1.0	$138

Cash discounts and allowances

We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. At December 31, 2006 and 2005, reserves for cash discounts were $0.3 million and $0.4 million, respectively. Provisions for allowances are recorded in accrued liabilities. At December 31, 2006 and 2005, accrued allowances were $0.3 million and $0.8 million, respectively. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within one month of incurring the liability.

Returns

Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. We utilize the following information to estimate our provision for returns:

•                  Historical return and exchange levels;

•                  External data with respect to inventory levels in the wholesale distribution channel;

•                  External data with respect to prescription demand for our products;

•                  Original shelf lives of our products; and

•                  Estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

At December 31, 2006 and 2005, accrued liabilities for returns were $25.1 million and $23.2 million, respectively. In 2006, 2005 and 2004, provisions for returns related to sales made in the current year were $23.2 million, $23.0 million and $24.9 million, respectively, or 2%, 2% and 3%, respectively, of gross product sales.

Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be an indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our estimate for returns. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

•                  Recently implemented or announced price increases for our products; and

•                  New product launches or expanded indications for our existing products.

Conversely, factors that may be an indication that an increase in inventory levels will be other-than-temporary include:

•                  Declining sales trends based on prescription demand;

•                  Recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older product with the shorter shelf life;

•                  Recent changes to the National Drug Codes (“NDC”) of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems;

•                  Introduction of new product or generic competition; and

•                  Increasing price competition from generic competitors.

We made adjustments to reduce our provision for returns by $3.8 million in 2006, and to increase our provision for returns by $11.7 million and $14.1 million in 2005 and 2004, respectively. These adjustments generally related to sales made in prior years, as the shelf lives of our products are in excess of one year, and customers are not permitted to return product with more than six months of shelf life remaining.

The adjustment in 2006 was primarily related to lower-than-anticipated returns of Tiazac® product following its genericization in Canada in January 2006. The adjustments in 2005 and 2004 were primarily related to the entry into distribution agreements with our three major wholesalers. As these wholesalers reduced their inventories of our products during the last three quarters of 2004 and first quarter of 2005, we received higher-than-anticipated returns, which reflected the intent on the part of these wholesalers to restock their inventories with product with full shelf life, and to minimize inventories of those products that have lower prescription demand. The adjustment in 2005 also included slow-moving 90-tablet bottles of Cardizem® LA, due to lower than anticipated end-customer demand for this particular packaging size.

Rebates and chargebacks

We are subject to rebates on sales made under governmental and managed-care pricing programs. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of this provision for several periods.

Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they paid us and the prices at which they sold the products to the indirect customers.

In estimating our provisions for rebates and chargebacks, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate the amount of our product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that we owe. We continually update these factors based on new contractual or statutory requirements, and significant changes in sales trends that may impact the percentage of our products subject to rebates or chargebacks.

At December 31, 2006 and 2005, accrued liabilities for rebates and chargebacks were $6.7 million and $8.6 million, respectively. In 2006, 2005 and 2004, provisions for rebates and chargebacks related to sales made in the current year were $16.3 million, $24.2 million and $30.4 million, respectively, or 2%, 3% and 3%, respectively, of gross product sales. The declining rebate and chargeback experience rate as a percentage of revenue in 2006, relative to 2005 and 2004, was due primarily to a lower overall utilization of our Zovirax® and off-patent branded pharmaceutical products by private and public benefit plans, and a change in product mix following the disposition of Cardizem® LA, Teveten and Teveten HCT to Kos in May 2005.

Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by one-month supply, our provision for rebates and chargebacks would increase or decrease by approximately $1.1 million.

We do not process or track actual rebate payments or credits by period in which the original sale was made, as the required lot information is not provided to us. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale. The adjustments made to the rebates provision have not been significant in the past three years, and generally result from other-than-expected Medicaid utilization of our products.

Intangible assets

Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging from seven to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in these factors (for example, a successful challenge of our patent rights resulting in generic competition earlier than expected) may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our results of operations.

Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. There are several methods that can be used to determine fair value. For intangible assets, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations. In cases of an impairment review, we will re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate.

Contingencies

In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities, and tax matters. We are required to accrue for such loss contingencies if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies and consultation with internal and external legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial position and cash flows. For a discussion of our current legal proceedings, see note 22 to our audited consolidated financial statements.

We are self-insured for a portion of our product liability coverage. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported claims. Significant judgment is applied to estimate those reserves, and we engage an independent actuary to conduct an actuarial assessment of our liability. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our results of operations.

Income taxes

We have operations in various countries that have differing tax laws and rates. Our income tax reporting is subject to audit by both domestic and foreign tax authorities. The effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countries in which we operate, and changes in the estimated values of deferred tax assets and liabilities.

Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of domestic and international tax rules in determining our consolidated tax provision. For example, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision and results of operations, financial position and cash flows for the period in which such determinations are made.

We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carryforwards. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a period.

Stock-based compensation

Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the option. The risk-free interest rate is based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the option’s exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model (such as the lattice model) could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations. As we develop detailed data about our employees’ stock option exercise patterns, we will evaluate the use of the lattice model to determine if that model might be expected to produce a better estimate of fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year uncorrected errors should be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. Accordingly, SAB 108 was applicable to our fiscal year ended December 31, 2006. The adoption of SAB 108 did not have any effect on our consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS 157 does not require any new fair value measurements in GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, we are required to adopt SFAS 157 beginning January 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we are required to adopt FIN 48 beginning January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of our deficit recorded in shareholders’ equity at January 1, 2007. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated financial statements.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORT

Disclosure controls and procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized, and reported in a timely manner. Based on our evaluation, our management, including the Chief Executive Officer (“CEO”) and CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2006 are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Biovail to disclose material information otherwise required to be set forth in our reports.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management’s authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with GAAP and other financial information.

Under the supervision and with the participation of management, including the CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2006.

Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, as stated in their report to the directors and shareholders of Biovail on page 77 herein.

Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

The following supplemental information is provided to summarize the material differences that would have resulted in the MD&A had it been based on consolidated financial statements prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, together with a reconciliation of certain items, are explained in note 29 to our audited consolidated financial statements.

Results of operations

	Years Ended December 31
	2006	2005	2004
	($ in 000s, except per share data)
Income from continuing operations — U.S. GAAP	$207,796	$246,796	$166,209
Income from continuing operations — Canadian GAAP	145,453	99,602	57,962

Net income — U.S. GAAP	203,948	236,221	160,994
Net income — Canadian GAAP	141,605	89,027	52,747

Basic and diluted earnings per share
Income from continuing operations — U.S. GAAP	$1.30	$1.55	$1.04
Income from continuing operations — Canadian GAAP	$0.91	$0.62	$0.36

Net income — U.S. GAAP	$1.27	$1.48	$1.01
Net income — Canadian GAAP	$0.88	$0.56	$0.33

In 2006, 2005 and 2004, income from continuing operations and net income under Canadian GAAP would have been $62.3 million, $147.2 million and $108.2 million lower, respectively, than income from continuing operations and net income reported under U.S. GAAP.

The principal reconciling difference that affects our results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $49.3 million in 2006, and $98.1 million in each of 2005 and 2004, would have been recognized related to acquired research and development assets that were capitalized at the time of acquisition. In addition, under Canadian GAAP, we recorded impairment charges of $9.5 million and $45.0 million in 2006 and 2005, respectively, to write down the carrying value of acquired research and development assets associated with product-development projects that were discontinued. Under U.S. GAAP, acquired research and development assets were written off at the time of acquisition.

In 2005 and 2004, an additional reconciling difference that affected our results of operations under Canadian GAAP related to the treatment of stock-based compensation. Under Canadian GAAP, the Company adopted the fair-value based method for recognizing stock-based compensation effective January 1, 2004, whereas, under U.S. GAAP, the Company recognized employee stock-based compensation under the intrinsic value-based method prior to January 1, 2006. As a result, under Canadian GAAP, the Company would have recognized additional stock-based compensation expense of $4.4 million and $20.4 million in 2005 and 2004, respectively.

Financial condition

	At December 31
	2006	2005
	($ in 000s)
Long-lived assets — U.S. GAAP	$1,055,369	$1,269,643
Long-lived assets — Canadian GAAP	1,168,520	1,445,161
Shareholders’equity — U.S. GAAP	1,284,927	1,220,356
Shareholders’equity — Canadian GAAP	1,392,168	1,379,549

At December 31, 2006 and 2005, long-lived assets under Canadian GAAP would have been higher by $113.2 million and $175.5 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of those assets under Canadian GAAP amounted to $112.3 million and $175.1 million at December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, shareholders’ equity under Canadian GAAP would have been higher by $107.2 million and $159.2 million, respectively, than shareholders’ equity reported under U.S. GAAP. The principal reconciling differences that affect shareholders’ equity under Canadian GAAP relate to the unamortized carrying value of capitalized acquired research and development assets, partially offset by unrealized holding gains on available-for-sale investments that are reported at cost under Canadian GAAP. Under U.S. GAAP, unrealized gains on available-for-sale investments are recorded in the accumulated other comprehensive income component of shareholders’ equity. At December 31, 2006 and 2005, the cost of available-for-sale investments under Canadian GAAP would have been lower by $5.8 million and $16.2 million, respectively, than the fair values of these investments reported under U.S. GAAP.

Cash flows

There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER
FINANCIAL REPORTING

Financial Statements

The Company’s management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information included throughout this Annual Report is prepared on a basis consistent with that of the accompanying consolidated financial statements.

Ernst & Young LLP has been engaged by the Company’s shareholders to audit the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company’s operations, is consistent and reliable, and is relevant for the informed evaluation of the Company’s activities.

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management’s authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with GAAP and other financial information.

Under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, as stated in their report on page 77 herein.

DOUGLAS J. P. SQUIRES	KENNETH G. HOWLING
Douglas J. P. Squires Chief Executive Officer	Kenneth G. Howling Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Biovail Corporation

We have audited the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biovail Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2006, Biovail Corporation changed its method of accounting for share-based payments in accordance with the guidance provided in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Biovail Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007 expressed an unqualified opinion thereon.

Toronto, Canada,	ERNST & YOUNG LLP
March 19, 2007	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Biovail Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Biovail Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Biovail Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Biovail Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Biovail Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 19, 2007, expressed an unqualified opinion thereon.

Toronto, Canada,	ERNST & YOUNG LLP
March 19, 2007	Chartered Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States generally accepted accounting principles

(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2006	2005

ASSETS
Current
Cash and cash equivalents	$834,540	$445,289
Marketable securities	—	505
Accounts receivable	129,247	132,699
Inventories	78,781	89,473
Deposits and prepaid expenses	15,056	14,923
Assets of discontinued operation held for sale	—	1,893
	1,057,624	684,782
Marketable securities	5,677	6,859
Long-term investments	56,442	66,421
Property, plant and equipment, net	211,979	199,567
Intangible assets, net	697,645	910,276
Goodwill	100,294	100,294
Other assets, net	45,451	59,506
Long-term assets of discontinued operation held for sale	—	1,107
	$2,175,112	$2,028,812
LIABILITIES
Current
Accounts payable	$44,988	$61,453
Dividends payable	80,222	—
Accrued liabilities	115,619	88,870
Accrued contract losses	54,800	—
Income taxes payable	41,596	37,713
Deferred revenue	61,916	61,160
Current portion of long-term obligations	11,146	24,360
	410,287	273,556
Deferred revenue	73,621	117,119
Deferred leasehold inducements	5,632	5,273
Long-term obligations	400,645	412,508
	890,185	808,456
SHAREHOLDERS’ EQUITY
Common shares, no par value, unlimited shares authorized, 160,444,070 and 159,587,838 issued and outstanding at December 31, 2006 and 2005, respectively	1,476,930	1,461,077
Additional paid-in capital	14,952	377
Deficit	(246,578)	(290,242)
Accumulated other comprehensive income	39,623	49,144
	1,284,927	1,220,356
	$2,175,112	$2,028,812

Commitments and contingencies (notes 22 and 23)

On behalf of the Board:

Eugene N. Melnyk EUGENE N. MELNYK Chairman of the Board	Michael R. Van Every MICHAEL R. VAN EVERY Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States generally accepted accounting principles

(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years Ended December 31
	2006	2005	2004

REVENUE
Product sales	$1,024,085	$884,267	$837,102
Research and development	21,593	27,949	19,279
Royalty and other	24,851	23,320	22,775
	1,070,529	935,536	879,156
EXPENSES
Cost of goods sold	223,281	206,531	221,935
Research and development	95,479	88,437	68,382
Selling, general and administrative	238,441	227,394	253,531
Amortization	56,457	62,260	64,704
Asset impairments, net of gain on disposal	143,000	29,230	40,685
Restructuring costs	15,126	19,810	—
Contract losses	54,800	—	—
Litigation settlements	14,400	—	—
Acquired research and development	—	—	8,640
	840,984	633,662	657,877
Operating income	229,545	301,874	221,279
Interest income	29,199	7,175	1,034
Interest expense	(35,203)	(37,126)	(40,104)
Foreign exchange loss	(716)	(1,417)	(564)
Equity loss and other	(529)	(1,160)	(6,486)
Income from continuing operations before provision for income taxes	222,296	269,346	175,159
Provision for income taxes	14,500	22,550	8,950
Income from continuing operations	207,796	246,796	166,209
Loss from discontinued operation	(3,848)	(10,575)	(5,215)
Net income	$203,948	$236,221	$160,994
Basic and diluted earnings (loss) per share
Income from continuing operations	$1.30	$1.55	$1.04
Loss from discontinued operation	(0.03)	(0.07)	(0.03)
Net income	$1.27	$1.48	$1.01
Weighted average number of common shares outstanding (000s)
Basic	160,060	159,433	159,115
Diluted	160,078	159,681	159,258

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

In accordance with United States generally accepted accounting principles

(All dollar amounts expressed in thousands of U.S. dollars)

					Accumulated
	Common Shares		Additional		Other
	Shares		Paid-in		Comprehensive
	(000s)	Amount	Capital	Deficit	Income	Total

Balance, January 1, 2004	$158,797	$1,448,353	$2,290	$(607,678)	$38,630	$881,595
Issued on the exercise of stock options	561	8,279	(700)	—	—	7,579
Issued under Employee Stock Purchase Plan	25	433	—	—	—	433
Stock-based compensation	—	—	(140)	—	—	(140)
	159,383	1,457,065	1,450	(607,678)	38,630	889,467

Comprehensive income
Net income	—	—	—	160,994	—	160,994
Other comprehensive income	—	—	—	—	3,452	3,452
Total comprehensive income						164,446
Balance, December 31, 2004	159,383	1,457,065	1,450	(446,684)	42,082	1,053,913
Issued on the exercise of stock options	187	3,740	(1,022)	—	—	2,718
Issued under Employee Stock Purchase Plan	18	272	—	—	—	272
Stock-based compensation	—	—	(51)	—	—	(51)
Dividends declared	—	—	—	(79,779)	—	(79,779)
	159,588	1,461,077	377	(526,463)	42,082	977,073

Comprehensive income
Net income	—	—	—	236,221	—	236,221
Other comprehensive income	—	—	—	—	7,062	7,062
Total comprehensive income						243,283
Balance, December 31, 2005	159,588	1,461,077	377	(290,242)	49,144	1,220,356
Issued on the exercise of stock options	844	15,659	(219)	—	—	15,440
Issued under Employee Stock Purchase Plan	12	194	—	—	—	194
Stock-based compensation	—	—	14,794	—	—	14,794
Dividends declared	—	—	—	(160,284)	—	(160,284)
	160,444	1,476,930	14,952	(450,526)	49,144	1,090,500

Comprehensive income
Net income	—	—	—	203,948	—	203,948
Other comprehensive loss	—	—	—	—	(9,521)	(9,521)
Total comprehensive income						194,427
Balance, December 31, 2006	$160,444	$1,476,930	$14,952	$(246,578)	$39,623	$1,284,927

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years Ended December 31
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$203,948	$236,221	$160,994
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	104,279	101,842	86,137
Amortization and write-down of deferred financing costs	2,300	3,445	4,322
Amortization and write-down of discounts on long-term obligations	1,291	2,420	3,218
Stock-based compensation	14,794	—	—
Asset impairments	151,140	29,230	42,156
Gain on disposal of intangible assets	(4,000)	—	(1,471)
Accrued contract losses	54,800	—	—
Equity loss	529	1,160	4,179
Loss from discontinued operation	3,848	10,575	5,215
Receipt of leasehold inducements	835	805	5,232
Acquired research and development	—	—	8,640
Other	(396)	(1,063)	1,688
Changes in operating assets and liabilities:
Accounts receivable	1,881	15,582	28,413
Inventories	10,906	16,624	(26,466)
Deposits and prepaid expenses	(311)	1,101	(539)
Accounts payable	(12,999)	17,027	(25,240)
Accrued liabilities	28,094	5,605	(21,645)
Income taxes payable	3,897	13,343	428
Deferred revenue	(42,319)	47,962	4,305
Net cash provided by continuing operating activities	522,517	501,879	279,566
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(44,802)	(37,807)	(28,024)
Proceeds from sales and maturities of marketable securities	4,854	6,296	—
Proceeds on disposal of intangible assets, net of withholding tax	4,000	98,127	3,000
Purchases of marketable securities	(3,196)	(8,791)	(5,038)
Acquisitions of long-term investments	(1,303)	—	(2,877)
Acquisitions of intangible assets	—	(26,000)	—
Acquisition of business, net of cash acquired	—	—	(9,319)
Net cash provided by (used in) continuing investing activities	(40,447)	31,825	(42,258)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(80,062)	(79,779)	—
Repayments of other long-term obligations	(25,455)	(39,587)	(66,288)
Issuance of common shares	15,634	2,990	8,012
Financing costs paid	(1,275)	(1,300)	(2,550)
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Proceeds (payment) on termination of interest rate swaps	—	(1,419)	6,300
Repayments under credit facility	—	—	(280,000)
Net cash used in continuing financing activities	(92,256)	(119,095)	(334,526)
CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(3,770)	(2,476)
Net cash used in investing activities	—	(47)	(5)
Net cash used in discontinued operation	(558)	(3,817)	(2,481)
Effect of exchange rate changes on cash and cash equivalents	(5)	173	762
Net increase (decrease) in cash and cash equivalents	389,251	410,965	(98,937)
Cash and cash equivalents, beginning of year	445,289	34,324	133,261
Cash and cash equivalents, end of year	$834,540	$445,289	$34,324

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)
December 31, 2006

1.              DESCRIPTION OF BUSINESS

Biovail Corporation (“Biovail” or the “Company”) was continued under the Canadian Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.              SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared by the Company in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis. These policies are consistent with accounting policies generally accepted in Canada (“Canadian GAAP”) in all material respects except as described in note 29.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. All intercompany transactions and balances have been eliminated.

Use of estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain license agreements, management relies on estimates and assumptions made by the Company’s third-party licensees. Significant estimates made by management include allowances for inventories; provisions for product returns, rebates and chargebacks; useful lives of long-lived assets; expected future cash flows used in evaluating long-lived assets and investments for impairment; provisions for loss contingencies; provisions for income taxes and realizability of deferred tax assets; and the allocation of the purchase price of acquired assets and businesses. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short maturity periods. The fair values of marketable securities, long-term investments, long-term obligations, and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

Cash and cash equivalents

Cash and cash equivalents include certificates of deposit, treasury bills, and investment-grade commercial paper with maturities of 90 days or less when purchased.

Marketable securities

Marketable securities are classified as being available-for-sale. These securities are reported at fair value with all unrealized gains and losses recognized in comprehensive income or loss. Realized gains and losses on the sale of these securities are recognized in net income. The cost of investments sold is determined using the specific identification method. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, marketable securities, and accounts receivable.

The Company invests its excess cash in high quality, liquid money market instruments with varying maturities, but typically less than 90 days. The Company maintains its cash and cash equivalents with major financial institutions. The Company has not experienced any significant losses on its cash or cash equivalents.

The Company’s marketable securities portfolio comprises investment-grade government or corporate fixed income obligations with a maximum term to maturity of three years. No single issuer comprises more than 20% of the portfolio.

A significant portion of the Company’s product sales is made to third-party licensees, as well as major drug wholesalers in the U.S. and Canada. The Company’s three largest customer balances accounted for 59% and 57% of trade receivables at December 31, 2006 and 2005, respectively. The Company performs periodic credit evaluations of customers and generally does not require collateral. An allowance for doubtful accounts is maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience, and changes in customer payment patterns. Accounts receivable balances are written off against the allowance when it is probable that the receivable will not be collected. The Company has not experienced any significant losses from uncollectible accounts.

Inventories

Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour, and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of, and estimated time required to sell, such inventories. Obsolete inventory is written off against the allowance. Rejected product is written off directly to cost of goods sold.

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have a material effect on the Company’s consolidated financial statements.

Long-term investments

Marketable investments are classified as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income.

Non-marketable investments are accounted for using the cost method. Declines in the fair value of these investments below their cost bases that are considered to be other-than-temporary are recognized in net income.

An investment over which the Company has the ability to exercise significant influence is accounted for using the equity method. The Company’s share of the losses of the investee is recognized in net income. The Company provides for its cumulative share of those losses in excess of its investment if it has committed to provide additional capital contributions to the investee.

On an ongoing basis, the Company evaluates its long-term investments to determine if a decline in fair value is other-than-temporary. Factors that the Company considers include general market conditions, the duration and extent to which the fair value of an investment is below its cost basis, and the Company’s ability and intent to hold the investment.

Property, plant and equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. Costs incurred on assets under construction are capitalized as construction in progress. Cost includes interest incurred during the construction period. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

Intangible assets

Intangible assets are reported at cost, less accumulated amortization. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets with finite lives are amortized over their estimated useful lives. Amortization is calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	7-20 years
Technology	15 years

The Company does not have any indefinite-lived intangible assets.

Impairment of long-lived assets

The Company tests long-lived assets (which include property, plant and equipment, and intangible and other assets) for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Indicators of potential impairment include damage or obsolescence; plans to discontinue use or restructure; and poor financial performance compared with original plans. If indicators of impairment are present, a long-lived asset is tested for recoverability by comparing the carrying amount of the asset to the related estimated undiscounted future cash flows expected to be derived from the asset. If the expected cash flows are less than the carrying amount of a long-lived asset, then the long-lived asset is considered to be impaired and the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Company currently has one operating segment and one reporting unit. The Company uses its market capitalization as the measurement basis for the estimated fair value of its reporting unit. The Company tests goodwill for impairment by comparing its market capitalization to the carrying value of its consolidated net assets. On that basis, there was no indication of goodwill impairment at December 31, 2006 or 2005.

Deferred financing costs

Deferred financing costs are reported at cost, less accumulated amortization and are recorded in other assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

Derivative financial instruments

From time to time, the Company utilizes derivative financial instruments to manage its exposure to interest rate risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. For a derivative financial instrument that is designated and qualifies as a highly effective fair value hedge, the derivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument and the respective offsetting loss or gain on the underlying hedged item recognized in net income. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense.

Deferred leasehold inducements

Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease.

Foreign currency translation

The financial statements of the Company’s operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income in shareholders’ equity.

The functional currency of the Company’s Irish subsidiary group is the U.S. dollar. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollars using historical exchange rates. Remeasurement gains and losses are recognized in net income.

Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are recognized in net income.

Revenue recognition

Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collectibility is reasonably assured. Effective January 1, 2000, the Company adopted the provisions of the U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), as amended by SAB No. 104 “Revenue Recognition”. Total revenue in each of 2006, 2005 and 2004 included $3,400,000 of amortization of revenue deferred upon the adoption of SAB 101.

Management evaluates revenue arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: the delivered item has standalone value to the customer; the fair value of any undelivered items can be reliably determined; and the delivery of undelivered items is probable and substantially in the Company’s control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Product sales

Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Revenue from product sales is recognized net of provisions for estimated discounts and allowances, returns, rebates and chargebacks, as well as distribution fees paid to certain of the Company’s wholesale customers in the U.S. In connection with those provisions related to sales of products manufactured by the Company for distribution by third-party licensees, the Company relies on estimates and assumptions made by those licensees. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company’s products and inventory levels of the Company’s products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

Research and development

Research and development revenue attributable to the performance of contract services is recognized as the services are performed, using the percentage-of-completion method. Performance is measured based on units-of-work performed relative to total units-of-work contracted. Costs and profit margin related to these services that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

Non-refundable, up-front fees for access to the Company’s proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration. Contingent revenue in connection with those collaborations attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.

Royalty

Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee.

Other

Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company earned co-promotion revenue of $4,311,000 in 2006, but did not earn any co-promotion revenue in 2005 or 2004.

Licensing revenue is deferred and recognized on a systematic basis over the licensing period.

Shipping and handling costs

Shipping and handling costs are included in cost of goods sold. The Company generally does not charge customers for shipping and handling costs.

Research and development expenses

Costs related to internal research and development programs are expensed as incurred. Under certain research and development agreements with third parties, the Company may be required to make payments that are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Milestone payments made to third parties are expensed as incurred prior to the receipt of regulatory approval of the product under development. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful life of the approved product.

Costs associated with providing contract research services to third parties were $17,684,000, $19,017,000 and $12,513,000, in 2006, 2005 and 2004, respectively. These costs are included in research and development expenses.

Acquired research and development expense

The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, which have not reached technological feasibility at the date of acquisition and have no alternative future use.

The efforts required to develop the acquired research and development into commercially viable products may include the completion of the development stages of these projects, clinical-trial testing, regulatory approval, and commercialization. The principal risks relating to these projects may include the outcomes of the formulation development, clinical studies, and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition.

The research being undertaken on these projects relates specifically to developing novel formulations of the associated active drug compounds. Consequently, the Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to these projects.

The fair value of acquired research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to these projects include the costs to develop these projects into commercially viable products, and the projected revenues to be earned upon commercialization of these projects when complete. The discount rates used to present value the estimated future net cash flows related to each of these projects are determined based on the relative risk of achieving each of these project’s net cash flows. The discount rates reflect the project’s stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, market competition, and the estimated useful life of the product.

Litigation expenses

The Company is subject to litigation and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to those proceedings are expensed as incurred and included in selling, general and administrative expenses.

Advertising costs

Advertising costs comprise product samples, print media, and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the advertisement. The Company did not have any deferred advertising costs at December 31, 2006 or 2005.

Advertising costs expensed in 2006, 2005 and 2004 were $19,828,000, $17,507,000 and $29,040,000, respectively. These costs are included in selling, general and administrative expenses.

Stock-based compensation

Prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income prior to January 1, 2006. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense in amounts previously reported in the pro forma note disclosures under SFAS 123.

Income taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

Earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effect of stock options is determined using the treasury stock method.

Comprehensive income

Comprehensive income comprises net income and other comprehensive income or loss. Other comprehensive income or loss comprises foreign currency translation adjustments and unrealized holding gains or losses on available-for-sale investments. Accumulated other comprehensive income is recorded as a component of shareholders’ equity.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities, and tax matters. In addition, the Company is self-insured for a portion of its product liability coverage. Accruals for loss contingencies are recorded when the Company determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability.

Recent accounting pronouncements

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year uncorrected errors should be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. Accordingly, SAB 108 was applicable to the Company’s fiscal year ended December 31, 2006. The adoption of SAB 108 did not have any effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS 157 does not require any new fair value measurements in U.S. GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS 157 beginning January 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company is required to adopt FIN 48 beginning January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of the Company’s deficit recorded in shareholders’ equity at January 1, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated financial statements.

3.              RESTRUCTURING

2006

On December 6, 2006, the Company eliminated its U.S.-based specialty sales force, and implemented other measures to reduce the operating and infrastructure costs of its U.S. operations. As a result, the Company incurred a restructuring charge of $15,126,000, which consisted of employee termination benefits, asset impairments, contract termination costs, and professional fees.

The Company reduced its specialty sales force and related support functions by 115 positions, and administrative and other functions by 73 positions. Employee termination costs include severance and related benefits, as well as outplacement services, for affected employees. Certain employees were offered retention bonuses to stay up to an additional six months in support of the transition process. The asset impairment charge partially related to the abandonment of leasehold improvements due to the vacating of a portion of the Company’s Bridgewater, New Jersey facility. In addition, the Company decided to abandon large-scale manufacturing at its Chantilly, Virginia facility. As a result, the Company recorded an asset impairment charge related to the disposal or destruction of machinery and equipment that was not deemed useful for smaller scale research and development purposes. Contract termination costs include vehicle lease payments that the Company will continue to incur without economic benefit.

2005

On May 2, 2005, the Company sold the distribution rights to its cardiovascular product Cardizem® LA in the U.S. and Puerto Rico, to Kos Pharmaceuticals, Inc. (“Kos”) (which was acquired by Abbott Laboratories in December 2006). Kos also obtained the rights to distribute a combination product under development comprising Cardizem® LA and Vasotec® (Vasocard™). In addition, the Company transferred to Kos all of the product rights and certain inventories related to its anti-hypertension drugs Teveten and Teveten HCT. In consideration for these transactions, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000.

The Company is the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. The up-front cash consideration was recorded in deferred revenue, and is being recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and is being recognized in income tax expense on the same seven-year, straight-line basis.

The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. The Company recorded a $25,507,000 impairment charge to write down the carrying value of the Teveten and Teveten HCT product rights to their estimated fair value of $53,700,000 (determined based on an independent valuation) at the date of transfer. The Company recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56,719,000, which comprised the estimated fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4,862,000 that were not transferred to Kos were written off to cost of goods sold.

Concurrent with the Kos transactions, the Company restructured its U.S. commercial operations. As a result, the Company reduced its primary-care and specialty sales forces at that time by 493 positions (including 186 sales representatives who were offered employment by Kos), and administrative functions by 30 positions. The Company retained 85 specialty sales representatives. The Company incurred a restructuring charge of $19,810,000, which consisted of employee termination benefits, contract termination costs, and professional fees. The Company did not pay termination benefits to those employees who were offered employment by Kos. Contract termination costs included facility and vehicle lease payments that the Company continued to incur without economic benefit.

Summary

A summary of the major components of restructuring costs recorded in 2006 and 2005 is as follows:

	Employee		Contract	Professional
	Termination	Asset	Termination	Fees and
	Benefits	Impairments	Costs	Other	Total

Balance, January 1, 2005	$—	$—	$—	$—	$—
Costs incurred	13,098	—	5,309	1,403	19,810
Paid or settled	(13,098)	—	(3,738)	(1,403)	(18,239)
Balance, December 31, 2005	—	—	1,571	—	1,571
Costs incurred	8,722	4,140	2,008	256	15,126
Paid or utilized	(355)	(4,140)	(268)	—	(4,763)
Balance, December 31, 2006	$8,367	$—	$3,311	$256	$11,934

The Company expects that the liability balance for employee termination benefits will be substantially paid prior to June 30, 2007. The liability balance for contract termination costs includes $745,000 related to the Bridgewater facility lease that will be settled over the remaining nine-year term of this lease. The Company expects that the remaining liabilities for contract termination costs and professional fees will be paid or settled prior to March 31, 2007.

4.              MARKETABLE SECURITIES

The amortized cost and estimated fair value of marketable securities held at December 31 were as follows:

		Gross
	Amortized	Unrealized	Fair
2006	Cost	Losses	Value

Maturing between one and two years	$5,730	$(53)	$5,677

		Gross
	Amortized	Unrealized	Fair
2005	Cost	Losses	Value

Maturing within one year	$511	$(6)	$505
Maturing between one and three years	6,920	(61)	6,859
	$7,431	$(67)	$7,364

The gross unrealized losses on the Company’s marketable securities were caused by increases in market interest rates. As the Company has the ability and intent to hold these securities until a recovery of fair value, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2006.

5.              ACCOUNTS RECEIVABLE

	2006	2005

Trade	$123,031	$124,845
Less allowances for doubtful accounts and cash discounts	3,503	4,300
	119,528	120,545
Royalties	4,121	5,032
Other	5,598	7,122
	$129,247	$132,699

6.              INVENTORIES

	2006	2005

Raw materials	$34,766	$54,525
Work in process	15,230	11,416
Finished goods	28,785	23,532
	$78,781	$89,473

7.              LONG-TERM INVESTMENTS

	2006	2005

Ethypharm S.A.	$30,000	$30,000
Depomed, Inc.	15,999	26,102
Other	10,443	10,319
	$56,442	$66,421

Ethypharm S.A. (“Ethypharm”)

Ethypharm is a privately held pharmaceutical company located in France that specializes in developing drug delivery systems. In April 2002, the Company invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm. This investment is being accounted for using the cost method.

In December 2004, the Company evaluated its investment in Ethypharm and determined that the carrying value of this investment might not be fully realized in the foreseeable future. As a result, the Company recorded a $37,802,000 impairment charge to write down the carrying value of this investment to reflect an other-than-temporary decline in its estimated fair value.

In February 2007, the Company entered into a share transfer agreement pursuant to which it has agreed to sell all or a part of its common shares of Ethypharm (as described in note 27).

Product development and licensing agreement

In April 2002, the Company entered into a product development and licensing agreement with Ethypharm. The products under development included Ethypharm’s formulations of tramadol (Ultram® ODT) and tramadol/acetaminophen, as well as four other products. Ethypharm was to complete the development of each product to enable the Company to file an application for regulatory approval. The Company agreed to pay Ethypharm up to $46,000,000 in milestone payments upon regulatory approval of Ultram® ODT and the other products, as well as royalties on any future sales of tramadol/acetaminophen and the other products. In May 2005, the Company made a $1,000,000 milestone payment to Ethypharm associated with the receipt of regulatory approval for Ultram® ODT, and recorded a corresponding product right.

In November 2006, the Company and Ethypharm amended the product development and licensing agreement to terminate Ethypharm’s obligation to develop the other products, as well as the Company’s obligation to make milestone or royalty payments related to those products. Ethypharm will instead develop four new products, but the Company will assume responsibility for the clinical programs associated with those products. The Company is obligated to pay Ethypharm royalties on any future sales of the new products.

Depomed, Inc. (“Depomed”)

Depomed is a publicly traded specialty pharmaceutical company with proprietary oral drug delivery technologies. At December 31, 2006, the Company owned 4,242,032 (2005— 4,092,032) common shares of Depomed, which represented approximately 10% of its issued and outstanding common shares. At December 31, 2006, the Company also held warrants to purchase 419,154 (2005— 569,154) common shares, which are exercisable until April 2008 at an exercise price of $2.16 per share. This investment is classified as being available-for-sale.

At December 31, 2006 and 2005, the cost bases and estimated fair values of this investment were as follows:

	2006	2005

Cost	$10,134	$9,810
Gross unrealized holding gain	5,865	16,292
Fair value	$15,999	$26,102

The Company recorded unrealized holding losses of $10,427,000 and $6,916,000 in 2006 and 2004, respectively, and an unrealized holding gain of $2,456,000 in 2005, in other comprehensive income or loss to reflect changes in the fair value of this investment.

8.              PROPERTY, PLANT AND EQUIPMENT

	2006		2005
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation

Land	$12,053	$—	$11,942	$—
Buildings	118,371	21,898	83,520	17,373
Machinery and equipment	102,770	54,712	98,183	48,418
Other equipment and leasehold improvements	75,763	45,236	73,084	37,629
Construction in progress	24,868	—	36,258	—
	333,825	$121,846	302,987	$103,420
Less accumulated depreciation	121,846		103,420
	$211,979		$199,567

Interest capitalized amounted to $866,000, $164,000 and $222,000 in 2006, 2005 and 2004, respectively.

Depreciation expense amounted to $25,468,000, $27,977,000 and $22,259,000 in 2006, 2005 and 2004, respectively.

9.              INTANGIBLE ASSETS

	2006		2005
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Trademarks
Cardizem®	$406,058	$123,247	$406,058	$103,044
Ativan® and Isordil®	107,542	19,403	107,542	14,026
Vasotec® and Vaseretic®	35,908	573	165,855	30,729
Wellbutrin® and Zyban®	24,243	4,948	24,243	3,736
	573,751	148,171	703,698	151,535

Product rights
Zovirax®	173,518	46,940	173,518	38,488
Cardizem® LA	56,719	13,505	56,719	5,402
Wellbutrin® and Zyban®	45,000	12,000	45,000	9,000
Tiazac®	22,750	12,495	22,750	10,934
Vasotec® and Vaseretic®	17,984	422	79,500	18,541
Ativan® and Isordil®	16,041	3,816	16,041	2,747
Glumetza™	6,667	192	25,000	1,458
Other	20,623	8,964	24,623	10,695
	359,302	98,334	443,151	97,265
Technology
Ativan® and Isordil®	2,156	493	2,156	349
Other	14,800	5,366	14,800	4,380
	16,956	5,859	16,956	4,729
	950,009	$252,364	1,163,805	$253,529
Less accumulated amortization	252,364		253,529
	$697,645		$910,276

Asset impairments

At September 30, 2006, the Company recorded an asset impairment charge of $147,000,000 to write down the following intangible assets to their estimated fair value:

		Less		Less
		Accumulated	Carrying	Impairment	Estimated
	Cost	Amortization	Value	Charge	Fair Value

Trademarks
Vasotec® and Vaseretic®	$165,855	$36,947	$128,908	$93,000	$35,908

Product rights
Vasotec® and Vaseretic®	79,500	22,516	56,984	39,000	17,984
Glumetza™	25,000	3,333	21,667	15,000	6,667
	104,500	25,849	78,651	54,000	24,651
	$270,355	$62,796	$207,559	$147,000	$60,559

Vasotec® and Vaseretic®

The Company recorded a $132,000,000 impairment charge relating to its Vasotec® and Vaseretic® trademarks and product rights. The Company acquired Vasotec® and Vaseretic® from Merck & Co., Inc. (“Merck”) in May 2002 for $245,355,000. Subsequent to the date of acquisition, the Company had been developing Vasocard™ as a Vasotec® line extension product. In May 2005, the Company sold the distribution rights to Vasocard™ to Kos (as described in note 3).

In September 2006, Kos informed the Company of its intention to discontinue its involvement with Vasocard™. The Company performed its own assessment and determined that Vasocard™ had limited commercial potential without Kos’s continued involvement. The Company, therefore, suspended any further development activities related to Vasocard™. The Company evaluated the recoverability of the Vasotec® and Vaseretic® trademarks and product rights excluding the estimated undiscounted future cash flows from the Vasocard™ line extension and determined that the $185,892,000 carrying value of those assets at September 30, 2006 was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Vasotec® and Vaseretic® trademarks and product rights to reflect their estimated fair value of $53,892,000 based on the discounted future cash flows from the existing Vasotec® and Vaseretic® product lines.

Glumetza™

The Company recorded a $15,000,000 impairment charge relating to its Glumetza™ product right. In July 2005, the Company made a $25,000,000 payment to Depomed associated with the receipt of regulatory approval for Glumetza™. This product right is being amortized using the straight-line method over its estimated useful life of 10 years.

Since its launch in the Canadian market in November 2005, the sales performance of Glumetza™ (in terms of prescription volumes) has been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza™). In addition, the prices set by the Company for Glumetza™ are now subject to regulation by the Patented Medicine Prices Review Board (“PMPRB”) in Canada, since Depomed was granted a new Canadian patent pertaining to Glumetza™ in October 2006. As a result, the Company revised its sales forecast for Glumetza™ to reflect both the underlying prescription trend since the launch of this product and possible future pricing concessions that may be required by the PMPRB. On the basis of this forecast, the Company evaluated the recoverability of the Glumetza™ product right and determined that the $21,667,000 carrying value of that product right at September 30, 2006 was no longer fully recoverable based on estimated undiscounted future cash flows. Accordingly, the Company wrote down the carrying value of the Glumetza™ product right to reflect its estimated fair value of $6,667,000 based on discounted future cash flows.

Amortization expense

Amortization expense for the years ending December 31 was recorded as follows:

	2006	2005	2004

Royalty and other revenue	$1,072	$1,072	$1,072
Cost of goods sold	8,103	5,402	—
Amortization expense	56,457	62,260	64,704
Loss from discontinued operation	—	204	272
	$65,632	$68,938	$66,048

Estimated amortization expense for each of the five succeeding years ending December 31 is as follows:

	2007	2008	2009	2010	2011

Amortization expense	$57,129	$57,129	$57,129	$57,063	$55,313

Product rights have an estimated weighted average useful life of approximately 13 years. Total intangible assets have an estimated weighted average useful life of approximately 17 years.

10.       OTHER ASSETS

	2006	2005

Zovirax®, less accumulated amortization: 2006 — $17,330; 2005 — $5,201	$23,326	$35,455
Deferred compensation trust fund	7,958	7,398
Deferred financing costs, less accumulated amortization: 2006 — $14,485; 2005 — $12,185	6,095	7,120
Withholding tax, less accumulated amortization: 2006 — $1,750; 2005 — $700	5,600	6,650
Loan receivable	719	665
Other	1,753	2,218
	$45,451	$59,506

Zovirax®

Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GlaxoSmithKline plc (“GSK”), including the reduction in the supply price for this product. In consideration for these amendments the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The present value of these payments was determined to be $40,656,000, which was recorded as an asset. Commencing in 2005, this asset is being amortized to cost of goods sold on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price.

Withholding tax

In connection with the Kos transaction, tax of $7,350,000 was withheld from the cash consideration received (as described in note 3). Commencing in 2005, this asset is being amortized to income tax expense on a straight-line basis over seven years.

Loan receivable

In March 2001, the Company made a $600,000 relocation assistance loan to a former executive officer. This loan accrues interest at a rate equal to the Company’s rate of borrowing and is due on March 31, 2008.

11.  ACCRUED LIABILITIES

	2006	2005

Product returns	$25,121	$23,205
Employee costs	19,046	19,773
Litigation settlements (as described in note 17)	14,400	—
Restructuring (as described in note 3)	11,934	1,571
Professional fees	11,243	8,940
Interest	8,304	8,849
Product rebates, chargebacks and allowances	7,083	9,465
Recall costs	3,000	—
Distribution fees	2,350	4,885
Other	13,138	12,182
	$115,619	$88,870

12.  ACCRUED CONTRACT LOSSES

	2006	2005

Wellbutrin XL®	$46,400	$—
Cardizem® LA	8,400	—
	$54,800	$—

Wellbutrin XL®

In December 2006, Teva Pharmaceuticals Industries Ltd. (“Teva”) launched a generic version of 300mg Wellbutrin XL® product in the U.S. (as described in note 22). With the introduction of generic competition, the Company anticipates losing a substantial portion of the pre-genericization revenue from sales of 300mg Wellbutrin XL® brand product in the U.S. within a short period of time. Since its launch by GSK in September 2003 through to December 2006, Wellbutrin XL® has accounted for approximately 40% of the Company’s total consolidated product sales.

GSK may launch an authorized generic version of Wellbutrin XL®. Under the terms of the Wellbutrin XL® agreement with GSK, the Company will be the exclusive manufacturer and supplier to GSK of such an authorized generic. The Company’s fixed contractual supply price to GSK for Wellbutrin XL® generic product is substantially lower than the tiered supply price that the Company currently receives on sales of Wellbutrin XL® brand product.

As a result of the introduction of generic competition, the Company is required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. The maximum amount of this payment was reduced by the total dollar amount of Wellbutrin XL® sample supplies that were purchased by GSK. At December 31, 2006, the Company accrued a contract loss of $46,400,000 for the estimated amount of this payment based on GSK’s historical and forecasted sample supply purchases.

Cardizem® LA

In April 2006, the Company began experiencing issues in connection with the manufacture and supply of Cardizem® LA to Kos. In September 2006, the Company received notification from Kos that a supply failure had occurred as a result of the Company’s inability to supply at least 50% of the quantity of Cardizem® LA ordered by Kos. Under the terms of the Cardizem® LA agreement, the Company agreed to indemnify Kos (subject to certain conditions and limits) in the event that such a supply failure resulted in lost profits to Kos. In order to make a claim under this term of the Cardizem® LA agreement, Kos will be required to demonstrate the amount of lost profits it has experienced as a result of the supply failure.

At December 31, 2006, the Company accrued a contract loss of $8,400,000 based on its estimate of the lost profits claim that Kos may be entitled to. This amount was determined based on the Company’s estimate of end-customer sales of Cardizem® LA that Kos may have realized in the absence of the supply failure. This liability may be revised in subsequent periods based on the receipt of Kos’s own estimate of the amount of its lost profits, as well as on the timing and outcome of the Company’s remediation efforts to address its manufacturing issues with Cardizem® LA. The Company’s maximum potential exposure under this indemnity is approximately $14,000,000.

13.  DEFERRED REVENUE

	2006	2005

Cardizem® LA up-front consideration, less accumulated amortization: 2006 — $25,114; 2005 — $10,045	$80,363	$95,432
Ultram® ER prepayment, less accumulated amortization: 2006 — $20,275; 2005 — $—	39,725	60,000
Licensing fees and other	9,881	11,048
Customer prepayments	968	5,099
Research and development fees	4,600	6,700
	135,537	178,279
Less current portion	61,916	61,160
	$73,621	$117,119

Cardizem® LA

In May 2005, the Company received up-front cash consideration of $105,477,000 in connection with the Kos transaction (as described in note 3). Commencing in 2005, this consideration is being amortized to product sales on a straight-line basis over seven years.

Ultram® ER

In November 2005, the Company received $60,000,000 from Ortho-McNeil, Inc. (“OMI”) related to the manufacture and supply of Ultram® ER. Commencing in 2006, this prepayment is being amortized to zero through credits against 33% of the total amount of Ultram® ER sold to OMI.

14.  LONG-TERM OBLIGATIONS

	2006	2005

7 7/8% Senior Subordinated Notes due April 1, 2010	$398,902	$400,000
Unamortized discount	(1,183)	(1,551)
Fair value adjustment	1,660	2,103
	399,379	400,552
Zovirax® obligation	11,146	21,884
Vasotec® and Vaseretic® obligation	—	13,622
Deferred compensation	1,266	810
	411,791	436,868
Less current portion	11,146	24,360
	$400,645	$412,508

7 7/8% Senior Subordinated Notes (“Notes”)

Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured Notes. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

In May 2006, the Company commenced a tender offer to purchase up to $56,600,000 principal amount of its Notes at par plus accrued interest. This offer was made to fulfill the Company’s obligation following a transfer of assets under the indenture pursuant to which the Notes were issued. This offer was funded with the net proceeds resulting from the transfer of the Company’s product rights and certain inventories related to Teveten and Teveten HCT to Kos. On June 29, 2006, the Company made total cash payments of $1,098,000 for the principal amount of Notes tendered prior to the expiration of the tender offer on June 26, 2006. The Company recorded related write-downs to the unamortized deferred financing costs, discount and fair value adjustment associated with the repurchased Notes. The amounts of those write-downs were not significant.

The fair values of the outstanding Notes, based on quoted market prices, were $407,379,000 and $414,400,000 at December 31, 2006 and 2005, respectively.

On February 27, 2007, the Company issued a notice of redemption of all the outstanding Notes effective April 1, 2007 at a price of 101.969% of the principal amount, plus accrued interest (as described in note 27). The Notes have been classified as a long-term obligation on the consolidated balance sheet based on the conditions that existed at December 31, 2006.

Zovirax® obligation

This non-interest bearing obligation relates to the amendments to the Zovirax® distribution agreement (as described in note 10), and was discounted based on an imputed interest rate of 3.74%. The final payment of $11,250,000 is due on March 31, 2007.

Vasotec® and Vaseretic® obligation

This non-interest bearing obligation related to the acquisition of Vasotec® and Vaseretic® from Merck, and was discounted based on an imputed interest rate of 5.75%. The final payment was made on October 1, 2006.

Credit facility

At December 31, 2006 and 2005, the Company had no outstanding borrowings under its $250,000,000 credit facility.

Effective June 13, 2006, the Company amended and renewed this facility. The amended agreement extends the period of this facility to a three-year term with an annual extension option, compared with a renewable 364-day revolving period with a one-year term period under the previous agreement. The amended agreement contains an accordion feature, which allows this facility to be increased up to $400,000,000, and includes an increase in the minimum shareholders’ equity covenant. The amended agreement also eases certain other covenants and contains more favourable interest terms.

Borrowings under this facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders’ equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the lenders have the right to require the Company to settle the entire facility, plus accrued and unpaid interest at the date of settlement.

Borrowings may be by way of U.S. dollar London Interbank Offering Rate (“LIBOR”) or U.S. base rate advances; or Canadian dollar prime rate or bankers’ acceptance (“BA”) advances; or letters of credit. Interest is charged at the Bank’s quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company’s financial covenant ratios at the time of such borrowing.

Maturities

Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Other	Total
2007	$—	$11,250	$11,250
2010	398,902	—	398,902
Total gross maturities	398,902	11,250	410,152
Unamortized discounts	(1,183)	(104)	(1,287)
Fair value adjustment	1,660	—	1,660
Deferred compensation	—	1,266	1,266
	$399,379	$12,412	$411,791

The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from the plan. Accordingly, this obligation does not have a defined maturity.

Interest

Interest expense on long-term obligations amounted to $33,450,000, $33,998,000 and $36,963,000 in 2006, 2005 and 2004, respectively. Interest paid on long-term obligations amounted to $31,490,000, $31,378,000 and $32,594,000 in 2006, 2005 and 2004, respectively.

15.  SHAREHOLDERS’ EQUITY

2006 Stock Option Plan

At the Company’s Annual and Special Meeting of Shareholders on June 27, 2006, shareholders voted to approve the Company’s 2006 Stock Option Plan, which conforms to all current regulations of the New York and Toronto stock exchanges. Under the 2006 Stock Option Plan, which replaces the Company’s 2004 Stock Option Plan, the Company may issue up to 6,000,000 common shares on the exercise of stock options granted to eligible employees, officers and consultants. The Company’s non-executive directors are no longer eligible to receive stock options, but instead a significant portion of each director’s annual retainer is paid in deferred share units (as described below). The Company has ceased to grant stock options under the 2004 Stock Option Plan, and the remaining 1,132,137 common shares available for issuance under the 2004 Stock Option Plan were removed from the reserve.

Under the 2006 Stock Option Plan, all stock options granted will expire on the fifth anniversary of the grant date; however, if a stock option expires during a blackout period (being a period during which the option holder is prohibited from trading in securities of the Company), the term of the stock option will be automatically extended to 10 business days following the end of the blackout period. The exercise price of any stock options granted will be not less than the weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The Company will use reserved and unissued common shares to satisfy its obligations under the 2006 Stock Option Plan.

Stock options generally vest and become exercisable as follows:

• Recruiting —25% per year on each of the first through fourth anniversaries of the grant date; and

• Incentive — 25% on the date of grant, and 25% per year on each of the first through third anniversaries of the grant date.

Current year’s stock-based compensation expense under SFAS 123R

The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

For 2006, the Company recorded total stock-based compensation expense related to stock options as follows:

2006

Cost of goods sold	$1,072
Research and development expenses	1,834
Selling, general and administrative expenses	11,888
$14,794

As a result of adopting SFAS 123R on January 1, 2006, the Company’s net income for 2006 was $14,647,000 lower than if it had continued to account for stock-based compensation under APB 25. Both basic and diluted earnings per share for 2006 were $0.09 lower than if the Company had continued to account for stock-based compensation under APB 25.

Prior years’ pro forma information under SFAS 123

For 2005 and 2004, the following table presents the Company’s pro forma net income and earnings per share as if the fair value-based method of SFAS 123 had been applied for all stock options granted:

	2005	2004

Net income as reported	$236,221	$160,994
Pro forma stock-based compensation expense determined under fair value-based method	(4,447)	(20,403)
Pro forma net income	$231,774	$140,591

Basic and diluted earnings per share
As reported	$1.48	$1.01
Pro forma	$1.45	$0.88

Under SFAS 123, the Company recognized forfeitures as they occurred. As a result, pro forma stock-based compensation expense in 2005 reflected the forfeiture of 1,785,119 (2004— 299,700) stock options by certain former officers and employees upon their departure from the Company.

Valuation assumptions

The fair values of all stock options granted in 2006, 2005 and 2004 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004

Expected option life (years)	4.0	4.0	4.0
Expected volatility	52.9%	53.3%	55.8%
Risk-free interest rate	4.2%	3.7%	3.7%
Expected dividend yield	2.2%	—%	—%

Expected option life is determined based on historical exercise and forfeiture patterns. Expected volatility is determined based on historical volatility of the Company’s common shares over the expected life of the option. The risk-free interest rate is determined based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the stock option’s exercise price and expected annual dividend rate at the time of grant.

The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

Stock option activity

The following table summarizes stock option activity during 2006:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Options	Exercise	Term	Intrinsic
	(000s)	Price	(Years)	Value

Outstanding, January 1, 2006	7,932	$25.94
Granted	2,006	24.33
Exercised	(844)	18.28
Forfeited	(1,374)	26.82
Outstanding, December 31, 2006	7,720	$26.15	2.1	$7,342
Vested and exercisable, December 31, 2006	5,403	$28.06	1.4	$3,833

The weighted average fair values of all stock options granted in 2006, 2005 and 2004 were $9.38, $7.65 and $8.09, respectively. The total intrinsic values of options exercised in 2006, 2005 and 2004 were approximately $5,639,000, $1,469,000 and $3,977,000, respectively. Proceeds received on the exercise of stock options in 2006, 2005 and 2004 were $15,440,000, $2,718,000 and $7,579,000, respectively.

The following table summarizes non-vested stock option activity during 2006:

		Weighted
		Average
	Options	Grant-Date
	(000s)	Fair Value

Non-vested, January 1, 2006	2,311	$8.65
Granted	2,006	9.38
Vested	(1,527)	9.21
Forfeited	(473)	8.79
Non-vested, December 31, 2006	2,317	$8.88

At December 31, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $13,600,000, which will be amortized over the weighted-average remaining requisite service period of approximately 19 months. The total fair value of stock options vested in 2006 was $14,075,000.

Stock options outstanding and exercisable

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Outstanding	Contractual Life	Exercise	Exercisable	Exercise
Range of Exercise Prices	(000s)	(Years)	Price	(000s)	Price

$3.52	1	3.6	$3.52	1	$3.52
16.15 - 23.48	3,319	2.1	19.45	2,242	20.09
24.15 - 36.00	3,565	2.4	28.63	2,335	30.71
37.95 - 48.07	835	0.4	42.22	825	42.23
	7,720	2.1	$26.15	5,403	$28.06

Deferred Share Unit (“DSU”) plans

In May 2005, the Company’s Board of Directors adopted DSU plans for its non-employee directors, and the Board of Managers of Biovail Laboratories International SRL adopted a similar plan for its President (Eugene Melnyk). A DSU is a notional unit, equivalent in value to a common share. DSUs are credited with dividend equivalents when dividends are paid on the Company’s common shares. Non-employee directors receive an annual grant of units, and may elect to receive all or part of their annual retainer fees and committee fees in the form of DSUs. Non-employee directors may not receive any payment in respect of their DSUs until they withdraw from the Board. Mr. Melnyk receives grants of DSUs as part of his employment compensation and may redeem his DSUs for payment at any time.

The amount of compensation deferred is converted into DSUs based on the average trading price of the Company’s common shares for the last five trading days prior to the date of grant. The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense throughout the deferral period to the extent that the trading price of its common shares decreases.

The following table summarizes the Company’s DSU activity during 2006:

		Weighted
		Average
	DSUs	Grant-Date
	(000s)	Fair Value

Balance, January 1, 2006	128	$17.58
Granted	29	23.15
Reinvested dividend equivalents	4	19.95
Cancelled	(15)	21.16
Balance, December 31, 2006	146	$18.40

The overall effect of DSU activity and changes in the trading price of the Company’s common shares resulted in compensation expense of $53,000 and $3,027,000 in 2006 and 2005, respectively.

Employee Stock Purchase Plan (“ESPP”)

The Company’s ESPP was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the ESPP. At the discretion of a committee of the Board of Directors that administers the ESPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the ESPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the closing trading price of the Company’s common shares on the date on which the offering period ends.

Dividends declared

In 2006 and 2005, the Company declared total cash dividends to shareholders of $160,284,000 ($1.00 per share) and $79,779,000 ($0.50 per share), respectively. No dividends were declared in 2004.

Accumulated other comprehensive income

The components of accumulated other comprehensive income were as follows:

		Net Unrealized
		Holding
	Foreign	Gain/(Loss) on
	Currency	Available-
	Translation	For-Sale
	Adjustment	Investments	Total

Balance, January 1, 2004	$17,840	$20,790	$38,630
Other comprehensive income (loss)	10,470	(7,018)	3,452
Balance, December 31, 2004	28,310	13,772	42,082
Other comprehensive income	4,597	2,465	7,062
Balance, December 31, 2005	32,907	16,237	49,144
Other comprehensive income (loss)	872	(10,393)	(9,521)
Balance, December 31, 2006	$33,779	$5,844	$39,623

16.  ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL

2006

In September 2006, the Company recorded a $147,000,000 impairment charge to write down the intangible assets associated with its Vasotec® and Vaseretic®, and Glumetza™ product lines (as described in note 9).

In July 2006, the Company terminated an April 2003 agreement with Athpharma Limited (“Athpharma”), whereby the Company had acquired four cardiovascular products under development. Athpharma reacquired those products from the Company for cash consideration of $4,000,000, which resulted in a corresponding gain on disposal of intangible assets, as the Company had expensed the original cost of the acquired products at date of acquisition. The Company may be entitled to additional consideration of up to $2,000,000 subject to certain developmental milestones, as well as payments based on any future net sales of these products. The Company will only recognize any potential future consideration as additional proceeds on disposal when realized. The Company also obtained an option to license certain intellectual property from Athpharma.

2005

In December 2005, the Company recorded a $2,670,000 impairment charge to write down its investment in Series D Preferred Units of Reliant Pharmaceuticals, LLC (“Reliant”). The Company’s assessment at that time of the financial performance of Reliant compared with its business plans, as well as its financial condition and earnings prospects, indicated that the $8,929,000 carrying value of this investment might not be fully realized in the foreseeable future.

In June 2005, the Company wrote off its $727,000 investment in convertible debentures of Procyon Biopharma Inc., following a decision to terminate its license agreement for Fibrostat.

In May 2005, the Company recorded a $25,507,000 impairment charge on the transfer of the Teveten and Teveten HCT product rights to Kos (as described in note 3), as well as related costs to transfer of $326,000.

2004

In December 2004, the Company recorded a $37,802,000 impairment charge to write down its investment in Ethypharm (as described in note 7).

In November 2004, following a decision not to reformulate the Rondec product line, the Company recorded a $4,354,000 impairment charge to write off the remaining carrying value of the related product rights.

In July 2004, the Company received proceeds of $3,000,000 on the sale of the Cedax product rights, which resulted in a gain on disposal of $1,471,000.

17.  LITIGATION SETTLEMENTS

2006

Wellbutrin XL®	$11,667
Adalat CC	2,733
$14,400

Wellbutrin XL®

In February 2007, GSK reached a settlement with Andrx Corporation (“Andrx”) (which was acquired by Watson Pharmaceuticals, Inc. (“Watson”) in November 2006) related to a patent infringement suit by Andrx in respect to its U.S. patent purportedly covering 150mg Wellbutrin XL® product. GSK agreed to make a one-time payment of $35,000,000 to Andrx, while Andrx granted GSK a royalty-bearing license to its patent. Under the terms of the Wellbutrin XL® agreement with GSK, the Company agreed to reimburse GSK for one-third of the payment to Andrx, which was accrued at December 31, 2006, and to pay one-third of the ongoing royalty on sales of 150mg Wellbutrin XL® product.

Adalat CC

At December 31, 2006, the Company accrued its one-third share of the total consideration to be paid to settle certain claims related to he Company’s licensing of Adalat CC generic products from Elan Corporation plc (“Elan”) (as described in note 22).

18.  ACQUIRED RESEARCH AND DEVELOPMENT

In July 2003, the Company and Pharma Pass II, LLC (“PPII”) formed BNC-PHARMAPASS, LLC (“BNC-Pharmapass”) to advance the development of certain products. In 2004, the Company acquired PPII’s remaining interest in BNC-Pharmapass. At the date of acquisition, the increase in the Company’s share of the fair values of the products under development by BNC-Pharmapass resulted in a charge of $8,640,000 to acquired research and development expense.

19.  INCOME TAXES

The components of the provision for income taxes were as follows:

	2006	2005	2004

Current
Domestic	$30	$450	$485
Foreign	14,470	22,100	8,465
	14,500	22,550	8,950
Deferred
Domestic	—	—	—
Foreign	—	—	—
	—	—	—
	$14,500	$22,550	$8,950

The reported provision for income taxes differs from the expected amount calculated by applying the Company’s Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2006	2005	2004

Income from continuing operations before provision for income taxes	$222,296	$269,346	$175,159
Loss from discontinued operation	(3,848)	(10,575)	(5,215)
Income before provision for income taxes	218,448	258,771	169,944
Expected Canadian statutory rate	36.3%	36.5%	36.5%
Expected provision for income taxes	79,297	94,451	62,030
Non-deductible amounts:
Amortization	22,656	22,725	23,472
Equity loss	324	423	1,525
Intangible asset impairments	53,390	—	—
Acquired research and development	—	—	3,154
Foreign tax rate differences	(168,597)	(153,686)	(163,648)
Unrecognized income tax benefit of losses	17,960	43,067	78,991
Withholding taxes on foreign income	4,943	3,900	—
Other	4,527	11,670	3,426
	$14,500	$22,550	$8,950

Income taxes paid amounted to $10,960,000, $9,242,000 and $8,195,000 in 2006, 2005 and 2004, respectively. Stock option exercises did not impact taxes paid in 2006, 2005 and 2004.

The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

Deferred income taxes have been provided for on the following temporary differences:

	2006	2005

Deferred tax assets
Tax loss carryforwards	$184,796	$187,485
Scientific Research and Experimental Development pool	50,074	49,451
Investment tax credits	36,413	34,236
Provisions	26,103	34,022
Plant, equipment and technology	16,007	17,503
Deferred revenue	9,081	11,856
Intangible assets	867	—
Deferred financing and share issue costs	—	240
Other	3,141	2,480
Total deferred tax assets	326,482	337,273
Less valuation allowance	(325,105)	(333,942)
Net deferred tax assets	1,377	3,331

Deferred tax liabilities
Prepaid expenses	456	1,738
Deferred financing and share issue costs	531	—
Intangible assets	—	964
Other	390	629
Total deferred tax liabilities	1,377	3,331
Net deferred income taxes	$—	$—

The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2006, the valuation allowance decreased by $8,837,000 due mainly to enacted tax rate reductions and partial utilization of tax loss carryforwards. In 2005, the valuation allowance increased by $49,862,000, due mainly to higher accumulated tax losses and tax credit carryforwards.

At December 31, 2006, the Company had accumulated tax losses of approximately $54,900,000 (2005 — $17,000,000) available for federal purposes and approximately $70,400,000 (2005 — $52,700,000) available for provincial purposes in Canada, which expire from 2009 to 2027. The Company also had approximately $37,700,000 (2005 — $32,900,000) of unclaimed Canadian investment tax credits, which expire from 2007 to 2027. These losses and investment tax credits can be used to offset future years’ taxable income and federal tax, respectively.

In addition, at December 31, 2006, the Company has pooled Scientific Research and Experimental Development (“SR&ED”) expenditures amounting to approximately $188,100,000 (2005 — $169,800,000) available to offset against future years’ taxable income from its Canadian operations, which may be carried forward indefinitely.

On February 27, 2007, the Company issued a notice of redemption of all the outstanding Notes effective April 1, 2007 (as described in note 27). The payment of the U.S. dollar denominated Notes will likely result in a foreign exchange gain for Canadian income tax purposes. The amount of this gain will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At December 31, 2006, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $146,000,000. If the Notes had been paid at December 31, 2006, one-half of this foreign exchange gain would have been included in the Company’s Canadian taxable income, which would have resulted in a corresponding reduction in the Company’s available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above. The payment of the Notes will not result in a foreign exchange gain or loss being recognized in the Company’s consolidated financial statements, as these statements are prepared in U.S. dollars.

At December 31, 2006, the Company has accumulated tax losses of approximately $419,367,000 (2005 — $460,200,000) for federal and state purposes in the U.S., which expire from 2008 to 2025. These losses can be used to offset future years’ taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

20.  DISCONTINUED OPERATION

In September 2005, the Company’s Board of Directors committed to a plan to sell the Company’s Nutravail division. Nutravail developed and manufactured nutraceutical and food-ingredient products. This business was not considered strategic to the Company’s core pharmaceutical operations. The Company received an offer of $3,000,000 from Futuristic Brands USA, Inc. (“Futuristic”) to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. On the consolidated balance sheet at December 31, 2005, the net assets of Nutravail were reported as held for sale at their estimated fair value of $3,000,000 based on the purchase offer received. In 2005, the Company recorded a $5,570,000 impairment charge to write down the carrying values of Nutravail’s long-lived assets.

On May 2, 2006, the Company completed the sale of its Nutravail division to Futuristic. Under the terms of the final sale agreement, the Company is entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years. As a result, at May 2, 2006, the net realized value of Nutravail’s inventory and long-lived assets was zero, as no consideration was received from Futuristic at the date of sale, and the Company did not attribute any value to the future payments. The Company recorded an inventory write-off of $1,304,000 to cost of goods sold, and an additional impairment charge to $1,084,000 to write off the remaining carrying values of Nutravail’s long-lived assets. The Company does not have a reasonable basis to estimate the amount of the future payments it may receive because the Company does not have any significant continuing involvement in the operations of Nutravail. The Company will recognize any future payments as income once each payment is determinable and collection is reasonably assured, which generally will be upon receipt of the cash payment.

Because of the distinct nature of its business, Nutravail had identifiable operations and cash flows that were clearly distinguishable from the rest of the Company. Subsequent to May 2, 2006, Nutravail’s operations and direct cash flows have been eliminated from the ongoing operations of the Company as a result of the sale transaction. The extent to which the Company is involved in the operations of Nutravail is limited to the Company’s ability to receive indirect cash flows from the future payments. The Company has no continuing obligations in connection with the receipt of those payments, and those payments are not expected to be significant to the continuing operations of either the Company or Nutravail. Accordingly, Nutravail has been reported as a discontinued operation in the Company’s consolidated statements of income and cash flows.

For the period ended May 2, 2006, and years ended December 31, 2005 and 2004, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	2006	2005	2004

REVENUE
Product sales	$774	$2,397	$4,344
Research and development	69	1,042	1,173
Royalty and other	446	2,093	1,870
	1,289	5,532	7,387

EXPENSES
Cost of goods sold (including write-off of inventory: 2006 — $1,304; 2005 and 2004 — $—)	2,160	4,202	6,343
Research and development	1,263	1,931	2,111
Selling, general and administration	630	4,200	3,876
Amortization	—	204	272
	4,053	10,537	12,602

Loss from discontinued operation before asset impairments	(2,764)	(5,005)	(5,215)
Asset impairments	(1,084)	(5,570)	—
Loss from discontinued operation	$(3,848)	$(10,575)	$(5,215)

21.  EARNINGS PER SHARE

Earnings per share were calculated as follows:

	2006	2005	2004

Net income	$203,948	$236,221	$160,994
Basic weighted average number of common shares outstanding (000s)	160,060	159,433	159,115
Dilutive effect of stock options (000s)	18	248	143
Diluted weighted average number of common shares outstanding (000s)	160,078	159,681	159,258
Basic and diluted earnings per share	$1.27	$1.48	$1.01

22.  LEGAL PROCEEDINGS

From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to other actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

Biovail Action Against S.A.C. and Others

On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4,600,000,000 in damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendant Hallmark Funds has been voluntarily dismissed from the action by the Company.

The lawsuit is in its early stages. While it had been removed from New Jersey State Court to Federal Court by the defendants, it has now been remanded back to the New Jersey State Court. No discovery has been conducted. All but one defendant has moved to dismiss the complaint. These motions have yet to be heard by the Court. The time for the defendant Maris to move to dismiss or answer the complaint has been extended, and he is expected to move to dismiss the complaint at that time.

Intellectual Property

On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. (“Sandoz”) and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the “Andrx Group”) stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company’s patents and/or procuring the infringement of the Company’s patents.

A Statement of Defence and Counterclaim was served by Sandoz/the Andrx Group on May 15, 2006. Biovail delivered its reply on May 30, 2006. Pleadings closed in June 2006. The parties are now exchanging affidavits of documents.

RhoxalPharma Inc., now Sandoz, filed an Abbreviated New Drug Submission (“ANDS”) in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed in the Patent Registry and, on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of a Notice of Compliance (“NOC”) to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was heard on April 3 and 4, 2006 and a decision in favour of Sandoz was released by the court on June 20, 2006. This has effectively ended this proceeding. The issue of Sandoz’s entitlement to legal costs remains outstanding.

Novopharm Limited (“Novopharm”) filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to the listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm’s allegations of non-infringement were not justified. The decision had been appealed. However the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150mg. An NOC has not been issued for the 100mg, for reasons that appear to be unrelated to these proceedings. As such the appeal has now been discontinued. The issue of Novopharm’s entitlement to legal costs remains outstanding.

Apotex Inc. (“Apotex”) filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex’s generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that would  prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was discontinued by the Company on March 8, 2007.

In August of 2006, Sandoz brought an action under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with their generic version of Tiazac® due to prohibition proceedings taken against Sandoz’s predecessors by Biovail under those same regulations, and subsequently dismissed in November of 2005. This action is at an early stage, and Biovail has not seen any evidence to support the allegations made, and cannot assess the merits, if any, of the claim.

Anchen Pharmaceuticals LLP (“Anchen”) filed an Abbreviated New Drug Application (“ANDA”) in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen’s Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC). On December 14, 2006 the U.S. Food and Drug Administration (“FDA”) approved Anchen’s ANDA for its 150mg and 300mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen and Impax Laboratories Inc. (“Impax”), Anchen selectively waived its 180-day exclusivity to market its 300 mg strength generic formulation in favour of Impax, which 300mg product was first marketed by Teva on or about December 18, 2006.

Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently the 300mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006 the FDA approved Impax’s ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax’s 300mg formulation was first marketed by Teva on or about December 18, 2006.

Watson filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson’s 150mg and 300mg generic formulations.

In February 2007, as a result of comprehensive settlements with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and, with certain defined exceptions, none of Teva, Anchen, Impax or Watson may market a generic version of the 150mg dosage strength of Wellbutrin XL® until 2008.

Abrika Pharmaceuticals LLP (“Abrika”) filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States

District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen’s 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. Final briefing is scheduled for July 2, 2007, however this date may change. If the court denies Abrika’s motion, the case will continue in its ordinary course.

On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail’s pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

On December 14, 2006, the FDA denied Biovail’s Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. The district court has yet to rule on Biovail’s amended complaint or second motion for a temporary restraining order and a preliminary injunction.

On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA’s approval of Impax’s manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. Biovail argued that this approval violated Biovail’s right to a 30-month stay of ANDA approval under the Hatch-Waxman Amendments to the Food, Drug and Cosmetic Act.

The FDA, and intervenors Impax and Teva, filed answers to Biovail’s complaint on February 20, 2007. On February 21, 2007, the court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties are required to submit a joint status report to the court. The Company’s settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot.

On July 7, 2005, the Company notified Kos that the Andrx Group had filed with the FDA an ANDA that would, if approved, allow the Andrx Group to market a generic version of the Cardizem® LA product. The Andrx Group’s notice letter to the Company alleged that its proposed product would not infringe United States Patent Nos. 5,288,505 (’505) and 5,529,791 (’791), which are listed in the FDA Orange Book as covering Cardizem® LA, and that the ’505 patent was invalid. Under the terms of the Kos Agreements, if a generic drug company files an ANDA, the Company has the first right to initiate a lawsuit, and Kos, in its discretion, may initiate suit if the Company elects not to file suit.

On August 10, 2005, a lawsuit against the Andrx Group in the Company’s name was commenced in the United States District Court for the District of Delaware (Civil Action No. 05-586). The complaint averred that Andrx Group’s filing of its ANDA constituted infringement of the ’791 patent. The Andrx Group’s Answer denied infringement of the ’791 patent and asserted affirmative defenses of invalidity. In addition, the Andrx Group counterclaimed for declaratory judgment of non-infringement and invalidity. The Andrx Group sought no monetary relief, other than recovery of attorney fees and costs.

Upon receiving a second Paragraph IV certification from the Andrx Group directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360mg added by an amendment to the Andrx Group’s ANDA, on October 14, 2005, a second complaint was filed in the Company’s name in the United States District Court for the District of Delaware (Civil Action No. 05-730). The complaint averred that the Andrx Group’s Amended ANDA constituted infringement of the ’791 patent. The Andrx Group’s Answer denied infringement of the ’791 patent and asserted affirmative defenses of invalidity. In addition, the Andrx Group counterclaimed for declaratory judgment of non-infringement and invalidity. The Andrx Group sought no monetary relief, other than recovery of attorney fees and costs.

On September 26, 2005, the Company received a third Paragraph IV certification from the Andrx Group regarding its Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 (’984) patent that is also listed in the Orange Book and owned by the Company. No suit was brought against the Andrx Group for infringement of the ’984 patent.

On September 19, 2006, a fourth patent, U.S. Patent 7,108,866, issued to the Company containing claims relating to Cardizem® LA. The Company subsequently listed the ’866 patent in the Orange Book and received a fourth paragraph IV certification from the Andrx Group for all Cardizem® LA tablet strengths via an additional amendment to the Andrx Group’s ANDA. On October 4, 2006, a third complaint in the Company’s name was filed (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group’s amended ANDA constituted infringement of the ’866 patent.

Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. Under a revised case schedule, fact and expert discovery is scheduled to close on March 23, 2007, a Markman hearing is now scheduled for May 24, 2007 and trial is scheduled for October 9, 2007. These dates, however, may change.

If the patents relating to Cardizem® LA are invalid, unenforceable or not infringed, the Andrx Group, subject to FDA approval, could commence producing and selling a generic version of the Cardizem® LA product.

Product liability

Biovail Pharmaceuticals Inc. (“BPI”) along with a number of other defendants has been named in two complaints— one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs’ use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. For these reasons, the Company filed a motion seeking to be dismissed from the action, which the Court granted on August 28, 2006.

Antitrust

Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company’s actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company’s position is that it is not responsible for the Andrx Group’s inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company’s Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. The Court has also granted the Company’s motion for Summary Judgment in a further case filed in the United States District Court for the District of Columbia after Biovail’s Motion for Summary Judgment in the other federal actions had been fully briefed, and which has been appealed to the United States Court of Appeals for the District of Columbia Circuit. This appeal, as well as the other appeals filed by Plaintiffs to the original lawsuits dismissed by the District Court, have been consolidated by the Court of Appeals. The Court has also set a briefing schedule for the consolidated appeals with briefing to begin this year at the end of March and conclude by the end of May. The Company has brought the Court’s decision on Biovail’s Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group’s regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court’s direction and then moved to dismiss the amended complaint in the case. The Court granted the Company’s motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they have. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the complaint with prejudice. The plaintiffs have moved the Court to reconsider its decision, which the Court denied. The Company has been notified that the Plaintiffs intend to appeal that decision. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company’s position that any delay in the marketing or out-licensing of the Company’s Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company’s motion to dismiss the damage claims brought on behalf of a purported class of so-called “direct purchasers”, generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and “indirect purchasers”. The remainder of the federal action is proceeding on the merits through the normal legal process. The consumer and “indirect purchasers” claims were refiled in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties have reached agreement for a settlement subject to completion of the necessary documentation and approval of the court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment to be made by all the defendants is $8,200,000, which the defendants have agreed to pay in three equal shares. The Company’s one-third share is $2,733,000. On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

Securities class actions

In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the “Complaint”), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint (“Second Amended Complaint”) under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company’s stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company’s stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

On February 28, 2006, the plaintiffs filed a motion for class certification. The Company has opposed that motion. That motion is expected to be heard on March 23, 2007. Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously, but cannot predict the eventual outcome of the case.

On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail’s common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Complaint. The claim was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

Defamation and Tort

On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which he has alleged that he was defamed by the defendants and that the Company’s actions resulted in damages to him by way of lost employment and employment opportunities.

The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the allegations and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

On May 27, 2005, Eugene Melnyk, the Company’s Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk’s claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel’s statements caused damage to his professional and business reputation.

Biovail and the named defendants, including Mr. Melnyk, filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

The Court also denied in part and granted in part Mr. Treppel’s motion to dismiss Mr. Melnyk’s counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

The case is currently in discovery.

General civil actions

Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the “average wholesale price” of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

Counsel for the City of New York and for all the counties in New York (other than Erie, Oswego and Schenectady) that had sued Biovail have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

In the case brought by the State of Alabama, the Company has answered the State’s Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. Remand motions are pending and no discovery is currently being taken in these removed cases.

Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

Governmental and regulatory inquiries

In July 2003, the Company received a subpoena from the U.S. Attorney’s Office for the District of Massachusetts (“AODM”) requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company has met with the AODM and have described the precautionary steps it took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and is cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company’s financial reporting for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company’s financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission (“OSC”) is investigating as described below. The Company has received additional subpoenas from the SEC requesting additional documents, including documents relating to the Company’s production of documents to date. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available.

On Sept 28, 2006, Dec 5, 2006, and Jan 10, 2007, the Company signed tolling agreements with the SEC. The current tolling period ends July 31, 2007. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

Recently, the Company was contacted by the United States Attorney’s Office for the Eastern District of New York, who informed the Company that they were conducting an investigation into the same matters that the SEC is investigating. The Company is cooperating fully with the investigation.

Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail’s accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail’s forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company’s common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company’s shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company’s securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company’s shares. Subsequently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Ontario Securities Act would be held. The respondents in the hearing include Chairman Eugene Melnyk and a former director of the Company, among others. The Company is not a party to this proceeding. The hearing is currently scheduled to be held during 2007.

23.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense was $8,772,000, $10,415,000 and $10,300,000 in 2006, 2005 and 2004, respectively.

Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2007	$6,219
2008	5,342
2009	4,422
2010	3,614
2011	3,574
Thereafter	11,438
Total minimum future rental payments	$34,609

Minimum future rental payments have not been reduced by the following sublease rentals due under non-cancelable subleases: 2007 — $698,000; 2008— $547,000; and 2009— $38,000.

Other commitments

Commitments related to capital expenditures totaled $3,100,000 at December 31, 2006.

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in cost of goods sold amounted to $6,883,000, $8,838,000 and $9,226,000 in 2006, 2005 and 2004, respectively.

Under certain licensing agreements, the Company may be required to make payments upon the achievement of specific developmental, regulatory, or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2006.

Product liability insurance

The Company is self-insured for up to the first $12,500,000 of costs incurred relating to product liability claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance were not material at December 31, 2006.

Indemnification provisions

In the normal course of business, the Company enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. These provisions include, but are not limited to, indemnifications provided to Kos for lost profits in the event of a Cardizem® LA supply failure, or the entry of generic competition to Cardizem® LA prior to December 31, 2008. With the exception of Kos’s estimated lost profits claim (as described in note 12), no material amounts were accrued at December 31, 2006 for the Company’s obligations under any of these provisions.

24.  RELATED PARTY TRANSACTIONS

In May 2006, the Company named Dr. Peter Silverstone as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and prior to Dr. Silverstone’s joining Biovail, the Company had selected Global IQ as the preferred vendor for a new clinical study for a particular product. In connection with this study, Global IQ has been providing services for a long-term safety study and may provide other Phase III clinical work in the future in respect of this product. Global IQ has invoiced the Company a total of $1,980,000 for this study up to and including December 31, 2006. At December 31, 2006, $220,000 of this amount remained outstanding. It is currently anticipated that the study in respect of this product will continue for a period of at least one year. While clinical research studies are within Dr. Silverstone’s area of management and control, the Company has taken steps to ensure that he is not involved in any financial decisions in connection with any services provided or to be provided by Global IQ. Further, the Company has stated that Global IQ will no longer be eligible to bid to perform services for Biovail in connection with any new clinical programs for other products until Dr. Silverstone has disposed of his interest in Global IQ to an arm’s-length party.

In 2006, Mr. Melnyk, Chairman of Biovail, reimbursed the Company $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by the Company’s Board of Directors that the investment opportunity was not, and would not in future be, of interest to Biovail.

25.  PROMOTIONAL SERVICES AGREEMENT

On December 15, 2006, the Company entered into an exclusive promotional services agreement with Sciele Pharma, Inc. (“Sciele”), whereby Sciele will provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream in the U.S. Sciele is solely responsible for the cost of maintaining a field sales force, and has committed to spending a minimum amount each year on promotional activities. Commencing in 2007, the Company will pay Sciele an annual fee as compensation for its promotion of Zovirax®. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year. This agreement continues until December 2011.

26.  SEGMENT INFORMATION

The Company operates in one operating segment — pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products and, accordingly, they are included with pharmaceutical products for purposes of segment reporting.

Geographic information

The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-Lived Assets(2)
	2006	2005	2004	2006	2005	2004

Canada	$89,920	$112,847	$110,511	$126,194	$116,337	$108,988
U.S. and Puerto Rico	969,019	812,535	760,175	183,763	182,876	184,793
Barbados	—	—	—	719,439	942,746	1,007,448
Other countries	11,590	10,154	8,470	25,973	27,684	27,134
	$1,070,529	$935,536	$879,156	$1,055,369	$1,269,643	$1,328,363

(1) Revenue is attributed to countries based on the location of the customer.

(2) Consists of property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired businesses, and intangible and other assets are attributed to countries based on ownership rights.

Major customers

The following table identifies external customers that accounted for 10% or more of the Company’s total revenue:

	Percentage of
	Total Revenue
	2006	2005	2004

Customer A	42%	38%	36%
Customer B	12%	15%	17%
Customer C	12%	14%	13%

27.  SUBSEQUENT EVENTS

Ethypharm

On February 21, 2007, the Company entered into a share transfer agreement pursuant to which it has agreed to sell all or a part of its common shares of Ethypharm. Subject to certain conditions precedent being satisfied, it is anticipated that this transaction will close in April 2007. As consideration for such transfer the Company will receive cash in an amount to be determined at the closing date. The Company has agreed, upon closing, to invest a portion of the net proceeds of the sale to purchase a minority interest in the acquiring company.

Notes redemption

On February 27, 2007, the Company issued a notice of redemption of all the outstanding Notes effective April 1, 2007 at a price of 101.969% of the principal amount, plus accrued interest. At the redemption date, the Company expects to record a charge of $7,854,000 in respect of the early redemption premium to be paid to the holders of the Notes. In addition, the Company expects to record a write-off of $5,025,000 related to the total unamortized deferred financing costs, discount and fair value adjustment associated with the Notes.

The Company expects that the redemption of the Notes will result in a foreign exchange gain for Canadian income tax purposes (as described in note 19). Taking that expectation into consideration, the Company believes it is more likely than not that it will generate sufficient taxable income in Canada in 2007 to utilize a portion of its deferred tax assets, which is expected to result in a corresponding reduction in the valuation allowance on those assets.

Wellbutrin XL® settlement

On March 5, 2007, the Company announced a comprehensive settlement with Anchen, Impax, Watson and Teva related to Wellbutrin XL® (as described in notes 17 and 22).

Dividends declared

On March 14, 2007, the Company’s Board of Directors declared a cash dividend of $0.375 per share, payable on April 3, 2007 to shareholders of record at March 26, 2007.

28.  COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform to the presentation adopted in 2006.

29.  CANADIAN GAAP SUPPLEMENTAL INFORMATION

Prior to 2006, the Company prepared interim and annual consolidated financial statements and management’s discussion and analysis (“MD&A”) in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company has commenced preparing its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. For interim and annual periods in 2006 and 2007, the Company will include in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

Reconciliation of U.S. GAAP and Canadian GAAP

The following table presents a reconciliation of the Company’s consolidated net income as reported under U.S. GAAP and the Company’s consolidated net income that would have been reported under Canadian GAAP:

	2006	2005	2004

Net income under U.S. GAAP	$203,948	$236,221	$160,994

Canadian GAAP adjustments
Acquired research and development amortization expense(1)	(49,316)	(98,112)	(98,112)
Impairment of acquired research and development(2)	(9,504)	(45,046)	—
Gain on disposal of acquired research and development(3)	(4,000)	—	—
Purchase of acquired research and development(4)	—	—	8,640
Stock-based compensation expense(5)	—	(4,447)	(20,403)
Other	477	411	1,628
Net income under Canadian GAAP	$141,605	$89,027	$52,747

Basic and diluted earnings per share under Canadian GAAP
Income from continuing operations	$0.91	$0.62	$0.36
Net income	$0.88	$0.56	$0.33

The following table presents a reconciliation of the Company’s consolidated balance sheets as reported under U.S. GAAP and the Company’s consolidated balance sheets that would have been reported under Canadian GAAP:

	2006	2005

Total assets under U.S. GAAP	$2,175,112	$2,028,812

Canadian GAAP adjustments
Marketable securities/Long-term investments
Net unrealized holding gain on available-for-sale investments(6)	(5,844)	(16,237)
Intangible assets, net
Acquired research and development(1),(2),(3),(4)	112,299	175,121
Goodwill
Value of consideration paid on acquisition of Fuisz Technologies Ltd. (“Fuisz”)(7)	7,763	7,763
Settlement of Fuisz pre-acquisition contract(8)	(7,460)	(7,460)
Other	2,312	2,312
Other assets, net	(1,763)	(2,218)
Total assets under Canadian GAAP	$2,282,419	$2,188,093

	2006	2005

Total liabilities under U.S. GAAP	$890,185	$808,456

Canadian GAAP adjustments
Long-term obligations	66	88
Total liabilities under Canadian GAAP	$890,251	$808,544

	2006	2005

Total shareholders’ equity under U.S. GAAP	$1,284,927	$1,220,356

Canadian GAAP adjustments
Common shares
Stock-based compensation(5)	43,547	36,779
Accretion of convertible debt(9)	26,116	26,116
Value of consideration paid on acquisition of Fuisz(7)	7,763	7,763
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation(5)	58,732	65,500
Deficit
Acquired research and development(1),(2),(3),(4)	112,299	175,121
Stock-based compensation(5)	(102,279)	(102,279)
Accretion of convertible debt(9)	(26,116)	(26,116)
Settlement of Fuisz pre-acquisition contract(8)	(7,460)	(7,460)
Other	2,183	1,706
Cumulative translation adjustment
Net unrealized holding gain on available-for-sale investments(6)	(5,844)	(16,237)
Total shareholders’ equity under Canadian GAAP	$1,392,168	$1,379,549
Total liabilities and shareholders’ equity under Canadian GAAP	$2,282,419	$2,188,093

(1) Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives.

(2) Under Canadian GAAP, the Company recorded impairment charges of $9,504,000 and $45,046,000 in 2006 and 2005, respectively, to write down the carrying value of acquired research and development assets associated with product-development projects that were discontinued.

(3) Under U.S. GAAP, the Company recorded a $4,000,000 gain in 2006 on the disposal to Athpharma of certain products under development (as described in note 16). Under Canadian GAAP, the cash consideration received from Athpharma was recorded against the carrying value of the related acquired research and development asset, which resulted in no gain or loss on disposal.

(4) Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and having no alternative future use must be written-off at the time of acquisition. In 2004, the Company acquired PPII’s remaining interest in BNC-Pharmapass, which resulted in a charge of $8,640,000 to acquired research and development expense (as described in note 18).

(5) Under U.S. GAAP, prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income in 2005 or 2004. Effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees, including grants of employee stock options. Stock option forfeitures are estimated at the date of grant.

Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation cost on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating to the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to additional paid-in capital related to the fair value of options vested but unexercised since January 1, 1996. Stock option forfeitures are recognized as they occur.

(6) Under U.S. GAAP, long-term investments with readily determinable market values are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income.

Under Canadian GAAP, long-term investments are accounted for using the cost method. Declines in the fair value of these investments below their cost bases that are considered to be other-than-temporary are recognized in net income.

(7) Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company’s common shares before and after the July 25, 1999 date of the acquisition agreement. Under Canadian GAAP, the acquisition of Fuisz was valued based on the average price of the Company’s common shares at the date of acquisition on November 12, 1999. The effect was that, under Canadian GAAP, the value of the common shares issued was higher by $7,763,000, which increased the goodwill acquired by an equal amount.

(8) Under U.S. GAAP, the cash settlement of a Fuisz pre-acquisition contract and the issuance of additional common shares in 2000 related to the acquisition of Fuisz were allocated to goodwill acquired. Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

(9) Under U.S. GAAP, no portion of the proceeds from the issuance of the Company’s Convertible Subordinated Preferred Equivalent Debentures (“Debentures”) in 2000 was attributed to the conversion feature.

Under Canadian GAAP, a portion of the proceeds from the issuance of the Debentures was attributed to the holder conversion option. The portion of the debt conversion premium recorded on the redemption of the Debentures in 2001 that was related to the holder conversion option was charged to retained earnings.

There were no material differences between the Company’s consolidated cash flows as reported under U.S. GAAP and the Company’s consolidated cash flows that would have been reported under Canadian GAAP.

Recent accounting pronouncements under Canadian GAAP

Recent accounting pronouncements under Canadian GAAP include the following:

In July 2006, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1506, “Accounting Changes”, which replaces the former Section 1506. Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. Section 1506 requires retrospective application of changes in accounting policy, unless doing so is impracticable. Changes in accounting estimates are generally recognized prospectively, and material prior period errors are corrected retrospectively. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.

In January 2005, the CICA issued Handbook Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments — Recognition and Measurement”; and Section 3865, “Hedges”. Section 1530 sets the standards for reporting and display of comprehensive income. Comprehensive income includes, among other components, gains and losses arising on the translation of self-sustaining foreign operations. Under Section 3855, financial assets and liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, gains and losses on financial assets and liabilities measured at fair value would be recognized in net income with the exception of gains or losses arising from financial assets classified as available-for-sale, for which unrealized gains and losses would be recognized in comprehensive income. Section 3865 builds on existing Accounting Guideline No. 13, by specifying how hedge accounting is applied for different types of hedging relationships. Unrealized gains and losses on certain financial instruments that qualify for hedge accounting would be included in comprehensive income. These standards are effective for annual and interim periods beginning on or after October 1, 2006. On the adoption of these standards effective January 1, 2006, the Company will designate certain investments as available-for-sale and remeasure those investments at fair value, which will result in a corresponding adjustment to the opening balance of a new separate section of shareholders’ equity called accumulated other comprehensive income. The Company is currently evaluating the effect that the adoption of these standards will have on its consolidated financial statements.

Comparative consolidated financial statements

The tables on the following pages present comparative figures as previously reported under Canadian GAAP.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles

(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2006

Consolidated Balance Sheets

	At December 31
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
ASSETS
Current
Cash and cash equivalents	$834,540	$445,289	$445,289
Marketable securities	—	505	511
Accounts receivable	129,247	132,699	132,699
Inventories	78,781	89,473	89,473
Deposits and prepaid expenses	15,056	14,923	14,923
Assets of discontinued operation held for sale	—	1,893	1,893
	$1,057,624	$684,782	$684,788
Marketable securities	5,677	6,859	6,920
Long-term investments	56,442	66,421	50,117
Property, plant and equipment, net	211,979	199,567	199,567
Intangible assets, net	697,645	910,276	1,085,397
Goodwill	100,294	100,294	102,909
Other assets, net	45,451	59,506	57,288
Long-term assets of discontinued operation held for sale	—	1,107	1,107
	$2,175,112	$2,028,812	$2,188,093
LIABILITIES
Current
Accounts payable	44,988	61,453	61,453
Dividends payable	80,222	—	—
Accrued liabilities	115,619	88,870	88,870
Accrued contract losses	54,800	—	—
Income taxes payable	41,596	37,713	37,713
Deferred revenue	61,916	61,160	61,160
Current portion of long-term obligations	11,146	24,360	24,360
	$410,287	$273,556	$273,556
Deferred revenue	73,621	117,119	117,119
Deferred leasehold inducements	5,632	5,273	5,273
Long-term obligations	400,645	412,508	412,596
	$890,185	$808,456	$808,544
SHAREHOLDERS’ EQUITY
Common shares	1,476,930	1,461,077	1,530,035
Additional paid-in capital	14,952	377	65,877
Deficit	(246,578)	(290,242)	(249,270)
Accumulated other comprehensive income/Cumulative translation adjustment	39,623	49,144	32,907
	$1,284,927	$1,220,356	$1,379,549
	$2,175,112	$2,028,812	$2,188,093

Consolidated Statements of Income

	Years Ended December 31
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$1,024,085	$884,267	$884,267
Research and development	21,593	27,949	27,949
Royalty and other	24,851	23,320	23,320
	$1,070,529	$935,536	$935,536
EXPENSES
Cost of goods sold	223,281	206,531	206,816
Research and development	95,479	88,437	88,884
Selling, general and administrative	238,441	227,394	231,109
Amortization	56,457	62,260	160,372
Asset impairments, net of gain on disposal	143,000	29,230	74,276
Restructuring costs	15,126	19,810	19,810
Contract losses	54,800	—	—
Litigation settlements	14,400	—	—
	$840,984	$633,662	$781,267
Operating income	229,545	301,874	154,269
Interest income	29,199	7,175	7,175
Interest expense	(35,203)	(37,126)	(36,715)
Foreign exchange loss	(716)	(1,417)	(1,417)
Equity loss	(529)	(1,160)	(1,160)
Income from continuing operations before provision for income taxes	222,296	269,346	122,152
Provision for income taxes	14,500	22,550	22,550
Income from continuing operations	207,796	246,796	99,602
Loss from discontinued operation	(3,848)	(10,575)	(10,575)
Net income	$203,948	$236,221	$89,027
Basic and diluted earnings (loss) per share
Income from continuing operations	1.30	1.55	0.62
Loss from discontinued operation	(0.03)	(0.07)	(0.06)
Net income	$1.27	$1.48	$0.56
Weighted average number of common shares outstanding (000s)
Basic	160,060	159,433	159,433
Diluted	160,078	159,681	159,433

Consolidated Statements of Cash Flows

	Years Ended December 31
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$203,948	$236,221	$89,027
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	104,279	101,842	199,954
Amortization and write-down of deferred financing costs	2,300	3,445	3,445
Amortization and write-down of discounts on long-term obligations	1,291	2,420	2,009
Stock-based compensation	14,794	—	4,825
Asset impairments	151,140	29,230	74,276
Gain on disposal of intangible assets	(4,000)	—	—
Accrued contract losses	54,800	—	—
Equity loss	529	1,160	1,160
Loss from discontinued operation	3,848	10,575	10,575
Receipt of leasehold inducements	835	805	805
Other	(396)	(1,063)	(1,441)
Changes in operating assets and liabilities:
Accounts receivable	1,881	15,582	15,582
Inventories	10,906	16,624	16,624
Deposits and prepaid expenses	(311)	1,101	1,101
Accounts payable	(12,999)	17,027	17,027
Accrued liabilities	28,094	5,605	5,605
Income taxes payable	3,897	13,343	13,343
Deferred revenue	(42,319)	47,962	47,962
Net cash provided by continuing operating activities	$522,517	$501,879	$501,879
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(44,802)	(37,807)	(37,807)
Proceeds from sales and maturities of marketable securities	4,854	6,296	6,296
Proceeds on disposal of intangible assets, net of withholding tax	4,000	98,127	98,127
Purchases of marketable securities	(3,196)	(8,791)	(8,791)
Acquisitions of long-term investments	(1,303)	—	—
Acquisitions of intangible assets	—	(26,000)	(26,000)
Net cash provided by (used in) continuing investing activities	$(40,447)	$31,825	$31,825
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(80,062)	(79,779)	(79,779)
Repayments of other long-term obligations	(25,455)	(39,587)	(39,587)
Issuance of common shares	15,634	2,990	2,990
Financing costs paid	(1,275)	(1,300)	(1,300)
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Payment on termination of interest rate swaps	—	(1,419)	(1,419)
Net cash used in continuing financing activities	$(92,256)	$(119,095)	$(119,095)
CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(3,770)	(3,770)
Net cash used in investing activities	—	(47)	(47)
Net cash used in discontinued operation	(558)	(3,817)	(3,817)
Effect of exchange rate changes on cash and cash equivalents	(5)	173	173
Net increase in cash and cash equivalents	389,251	410,965	410,965
Cash and cash equivalents, beginning of year	445,289	34,324	34,324
Cash and cash equivalents, end of year	$834,540	$445,289	$445,289

BOARD OF DIRECTORS

WILFRED BRISTOW

Director

MICHAEL VAN EVERY

Director

JAMIE SOKALSKY

Executive Vice-President
and Chief Financial Officer

Barrick Gold Corporation

DOUGLAS J.P. SQUIRES

Chief Executive Officer
Biovail Corporation

EXECUTIVE OFFICERS

DOUGLAS J.P. SQUIRES

Chief Executive Officer

KENNETH G. HOWLING

Senior Vice-President

Chief Financial Officer

DR. PETER SILVERSTONE

Senior Vice-President

Medical and Scientific Affairs

GILBERT GODIN

Senior Vice-President

Technical Operations
and Drug Delivery

WENDY KELLEY

Senior Vice-President

General Counsel and
Corporate Secretary

CHRISTINE MAYER

Senior Vice-President

Business Development Services

Biovail Pharmaceuticals, Inc.

GREG GUBITZ

Senior Vice-President

MICHEL CHOUINARD

Chief Operating Officer

Biovail Laboratories International SRL

EUGENE N. MELNYK

Chairman of the Board

Biovail Corporation

SHELDON PLENER

Senior Partner

Cassels Brock
& Blackwell LLP

WILLIAM (BILL) WELLS

Chief Financial Officer

Bunge Limited

(To assume role of CFO
of Loblaw Companies Ltd.
on April 2, 2007)

DR. LAURENCE E. PAUL

Managing Director

Laurel Crown Ventures

CORPORATE GOVERNANCE

As one of the world’s leading specialty pharmaceutical companies, Biovail Corporation has a strong commitment to corporate governance. The Company steadfastly believes that strong corporate-governance practices provide shareholders with the assurance they require that Biovail is being operated in their best interests. To this end, Biovail and its Board of Directors, under the leadership of Chairman Eugene Melnyk and Chief Executive Officer Douglas Squires, is committed to building and maintaining a proactive governance culture that seeks to continuously improve and incorporate the highest standards of ethical behavior throughout all aspects of the business. For more information about corporate governance at Biovail, go to www.biovail.com.

SELECTED QUARTERLY DATA

[All dollar amounts expressed in thousands of U.S. dollars, except per share and share price data]

[Includes certain non-GAAP measures - see footnotes below]

	Q1	Q2	Q3	Q4	Total
2006
Product sales	$209,705	$241,118	$277,265	$295,997	$1,024,085
Revenue	220,523	252,806	289,552	307,648	1,070,529
Expenses	143,031	166,216	340,474	191,263	840,984
Operating income (loss)	77,492	86,590	(50,922)	116,385	229,545
Income (loss) from continuing operations	68,606	80,322	(56,451)	115,319	207,796
Net income (loss)	64,486	80,594	(56,451)	115,319	203,948
Specific items affecting operations:
Asset impairments, net of gain on disposal	—	—	143,000	—	143,000
Contract losses	—	4,500	46,800	3,500	54,800
Restructuring costs	—	—	—	15,126	15,126
Litigation settlements	—	—	—	14,400	14,400
Asset impairments of discontinued operation	—	1,084	—	—	1,084
Equity loss (income)	318	(50)	205	56	529
Specific items affecting operations	318	5,534	190,005	33,082	228,939
Net income excluding specific items(1)	64,804	86,128	133,554	148,401	432,887
Adjustments to get to EBITDA excluding specific items:
Net interest expense (income)	3,828	2,369	1,374	(1,567)	8,004
Provision for income taxes	4,150	5,350	3,700	1,300	14,500
Depreciation and amortization	25,115	26,567	27,642	24,955	104,279
EBITDA excluding specific items(1)	$97,897	$120,414	$166,270	$173,089	$557,670
Diluted per share data
Income (loss) from continuing operations	$0.43	$0.50	$(0.35)	$0.72	$1.30
Net income (loss)	$0.40	$0.50	$(0.35)	$0.72	$1.27
Net income excluding specific items(1)	$0.41	$0.54	$0.83	$0.93	$2.70
EBITDA excluding specific items(1)	$0.61	$0.75	$1.04	$1.08	$3.48
Depreciation and amortization	$0.16	$0.17	$0.17	$0.16	$0.65
Weighted average number of common shares outstanding (000s)	159,737	160,071	160,232	160,250	160,078
Cash dividends declared per share	$0.125	$0.125	$0.125	$0.625	$1.00
Common share price(2)
High	$28.28	$28.13	$23.75	$22.45	$28.28
Low	$22.23	$21.65	$14.51	$14.90	$14.51

2005
Product sales	$160,531	$204,519	$244,455	$274,762	$884,267
Revenue	173,686	216,178	258,058	287,614	935,536
Expenses	151,715	199,883	130,867	151,197	633,662
Operating income	21,971	16,295	127,191	136,417	301,874
Income from continuing operations	12,059	4,922	109,299	120,516	246,796
Net income	11,132	3,707	101,663	119,719	236,221
Specific items affecting operations:
Asset impairments	—	26,560	—	2,670	29,230
Restructuring costs	—	18,607	1,118	85	19,810
Asset impairments of discontinued operation	—	—	6,113	(543)	5,570
Write-off of inventory	—	4,862	—	—	4,862
Equity loss	270	263	271	356	1,160
Specific items affecting operations	270	50,292	7,502	2,568	60,632
Net income excluding specific items(1)	11,402	53,999	109,165	122,287	296,853
Adjustments to get to EBITDA excluding specific items:
Net interest expense	8,519	8,662	7,064	5,706	29,951
Provision for income taxes	585	2,295	9,095	10,575	22,550
Depreciation and amortization	22,914	27,665	25,379	26,858	102,816
EBITDA excluding specific items(1)	$43,420	$92,621	$150,703	$165,426	$452,170
Diluted per share data
Income from continuing operations	$0.08	$0.03	$0.69	$0.75	$1.55
Net income	$0.07	$0.02	$0.64	$0.75	$1.48
Net income excluding specific items(1)	$0.07	$0.34	$0.68	$0.76	$1.86
EBITDA excluding specific items(1)	$0.27	$0.58	$0.94	$1.03	$2.83
Depreciation and amortization	$0.14	$0.17	$0.16	$0.17	$0.64
Weighted average number of common shares outstanding (000s)	159,447	159,441	159,583	160,250	159,681
Cash dividends declared per share	$—	$—	$—	$0.50	$0.50
Common share price(2)
High	$18.02	$16.38	$23.78	$27.28	$27.28
Low	$14.90	$13.74	$15.23	$21.24	$13.74

(1)   Net income excluding specific items; earnings before interest, taxes, depreciation and amortization (“EBITDA”); and EBITDA excluding specific items are non-GAAP measures and have no standardized definitions under GAAP. These measures are presented to enhance the comparison of quarterly and annual data and may not be comparable to similar measures presented by other issuers.

(2)   High and low per share sales prices on the New York Stock Exchange.

TEN YEAR FINANCIAL SUMMARY

[All dollar amounts expressed in thousands of U.S. dollars, except per share and share price data]

[Includes certain non-GAAP measures - see footnotes below]

2006(1)	2005(1)	2004(1)
OPERATING RESULTS
Revenue
Product sales	$1,024,085	$884,267	$837,102
Research and development	21,593	27,949	19,279
Royalty and other	24,851	23,320	22,775
1,070,529	935,536	879,156
Expenses
Cost of goods sold	223,281	206,531	221,935
Research and development	95,479	88,437	68,382
Selling, general and administrative	238,441	227,394	253,531
Amortization	56,457	62,260	64,704
Asset impairments, net of gain on disposal	143,000	29,230	40,685
Restructuring costs	15,126	19,810	—
Contract losses	54,800	—	—
Litigation settlements	14,400	—	—
Acquired research and development	—	—	8,640
Extinguishment of royalty obligation	—	—	—
840,984	633,662	657,877
Operating income (loss)	229,545	301,874	221,279
Income (loss) from continuing operations	207,796	246,796	166,209
Net income (loss)	203,948	236,221	160,994
Specific items affecting operations:
Asset impairments, net of gain on disposal	143,000	29,230	40,685
Contract losses	54,800	—	—
Restructuring costs	15,126	19,810	—
Litigation settlements	14,400	—	—
Asset impairments of discontinued operation	1,084	5,570	—
Equity loss	529	1,160	4,179
Write-off of inventory	—	4,862	—
Acquired research and development	—	—	8,640
Extinguishment of royalty obligation	—	—	—
Foreign exchange loss on long-term obligation	—	—	—
Relocation costs	—	—	—
Reduction in tax contingency provision	—	—	—
Debt conversion and extinguishment provision	—	—	—
Cumulative effect adjustment of change in accounting policy	—	—	—
Specific items affecting operations	228,939	60,632	53,504
Net income excluding specific items(4)	432,887	296,853	214,498
Adjustments to get to EBITDA excluding specific items:
Net interest expense(income)	6,004	29,951	39,070
Provision for income taxes	14,500	22,550	8,950
Depreciation and amortization	104,279	102,816	88,307
EBITDA excluding specific items(4)	$557,670	$452,170	$350,825
Diluted per share data
Income (loss) from continuing operations	$1.30	$1.55	$1.04
Net income (loss)	$1.27	$1.48	$1.01
Net income excluding specific items(4)	$2.70	$1.86	$1.35
EBITDA excluding specific items(4)	$3.48	$2.83	$2.20
Depreciation and amortization	$0.65	$0.64	$0.55
Weighted average number of common shares outstanding(000s)	160,078	159,681	159,258
CASH DIVIDENDS DECLARED PER SHARE	$1.00	$0.50	$—
FINANCIAL POSITION
Cash and cash equivalents	$834,540	$445,289	$34,324
Working capital	647,337	411,226	124,414
Total assets	2,175,112	2,028,812	1,711,060
Long-term obligations	411,791	436,868	478,936
Shareholders’ equity	1,284,927	1,220,356	1,053,913
Shareholders’ equity excluding specific items(4)	2,614,341	2,320,831	2,093,756
COMMON SHARE PERFORMANCE
Market capitalization	$3,395,000	$3,787,000	$2,635,000
Closing share price on New York Stock Exchange	$21.16	$23.73	$16.53
Closing number of common shares issued and outstanding (000s)	160,444	159,588	159,383
CASH FLOWS
Net cash provided by continuing operating activities	$522,517	$501,879	$279,566
Net issuance (repurchase) of common shares	15,634	2,990	8,012
Proceeds from disposal of intangible assets, net of with holding tax	4,000	98,127	3,000
Dividends paid	(80,062)	(79,779)	—
Additions to property, plant and equipment, net	(44,802)	(37,807)	(28,024)
Net issuance (repurchase/repayment) of long-term obligations	(26,553)	(40,887)	(348,838)
Net cash used in discontinued operation	(558)	(3,817)	(2,481)
Acquisitions of intangible assets	—	(26,000)	—
Acquisitions of businesses, net of cash acquired	—	—	(9,319)
Net increase (decrease) in cash and cash equivalents	389,251	410,965	(98,937)
RATIOS
Net income excluding specific items as a percentage of revenue(4)	40.4%	31.7%	24.4%
EBITDA excluding specific items as a percentage of revenue(4)	52.1%	48.3%	39.9%
Return on shareholders’ equity excluding specific items(4)	17.5%	13.4%	10.8%
Ratio of EBITDA excluding specific items to interest expense(4)	15.8	x	12.2	x	8.7	x
Product sales growth	15.8%	5.6%	34.1%
Revenue growth	14.4%	6.4%	8.3%
HEADCOUNT - Number of employees, end of year	1,603	1,744	2,291

2003(1)	2002(1)	2001(1)	2000(2)	1999(2)	1998(3)	1997(3)
OPERATING RESULTS
Revenue
Product sales	$624,139	$643,953	$518,707	$217,004	$98,029	$69,154	$50,333
Research and development	12,813	27,965	14,127	66,834	48,232	30,891	18,809
Royalty and other	174,798	111,770	45,114	25,332	26,203	11,612	12,487
811,750	783,688	577,948	309,170	172,464	111,657	81,629
Expenses
Cost of goods sold	132,197	161,093	123,338	67,980	35,027	28,542	16,420
Research and development	84,625	50,361	49,468	51,709	32,954	17,490	14,386
Selling, general and administrative	239,796	164,779	106,788	51,621	36,223	19,735	15,353
Amortization	140,623	71,227	44,241	7,232	2,789	470	204
Asset impairments, net of gain on disposal	45,081	31,944	80,482	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—
Contract losses	—	—	—	—	—	—	—
Litigation settlements	(34,055)	—	—	—	—	—	—
Acquired research and development	124,720	167,745	—	208,424	105,689	—	—
Extinguishment of royalty obligation	61,348	—	—	—	—	—	—
794,335	647,149	404,317	386,966	212,682	66,237	46,363
Operating income (loss)	17,415	136,539	173,631	(77,796)	(40,218)	45,420	35,266
Income (loss) from continuing operations	(26,786)	90,750	88,851	(147,976)	(109,978)	41,577	32,822
Net income (loss)	(27,265)	87,795	87,448	(147,976)	(109,978)	41,577	32,822
Specific items affecting operations:
Asset impairments, net of gain on disposal	45,081	31,944	80,482	—	—	—	—
Contract losses	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—
Litigation settlements	—	—	—	—	—	—	—
Asset impairments of discontinued operation	—	—	—	—	—	—	—
Equity loss	1,010	—	—	—	56,451	—	—
Write-off of inventory	—	—	—	—	—	—	—
Acquired research and development	124,720	167,745	—	208,424	105,689	—	—
Extinguishment of royalty obligation	61,348	—	—	—	—	—	—
Foreign exchange loss on long-term obligation	13,061	—	—	—	—	—	—
Relocation costs	7,539	—	—	—	—	—	—
Reduction in tax contingency provision	(12,000)	—	—	—	—	—	—
Debt conversion and extinguishment provision	—	—	34,923	20,039	—	—	—
Cumulative effect adjustment of change in accounting policy	—	—	—	43,500	—	—	—
Specific items affecting operations	240,759	199,689	115,405	271,963	162,140	—	—
Net income excluding specific items(4)	213,494	287,484	202,853	123,987	52,162	41,577	32,822
Adjustments to get to EBITDA excluding specific items:
Net interest expense(income)	33,256	28,397	33,500	(2,955)	9,152	1,702	351
Provision for income taxes	8,000	21,500	15,285	9,360	4,215	2,024	1,941
Depreciation and amortization	157,317	82,368	55,287	20,988	8,187	4,829	3,157
EBITDA excluding specific items(4)	$412,067	$419,749	$306,925	$151,380	$73,716	$50,132	$38,271
Diluted per share data
Income (loss) from continuing operations	$(0.17)	$0.57	$0.59	$(1.16)	$(1.07)	$0.38	$0.31
Net income (loss)	$(0.17)	$0.55	$0.58	$(1.16)	$(1.07)	$0.38	$0.31
Net income excluding specific items(4)	$1.34	$1.79	$1.35	$0.86	$0.48	$0.38	$0.31
EBITDA excluding specific items(4)	$2.58	$2.62	$2.04	$1.05	$0.68	$0.46	$0.36
Depreciation and amortization	$0.98	$0.51	$0.37	$0.15	$0.08	$0.04	$0.03
Weighted average number of common shares outstanding(000s)	159,919	160,463	150,690	143,512	108,174	108,944	106,476
CASH DIVIDENDS DECLARED PER SHARE	$—	$—	$—	$—	$—	$—	$—
FINANCIAL POSITION
Cash and cash equivalents	$133,261	$56,080	$434,891	$125,144	$178,086	$78,279	$8,275
Working capital	149,884	(23,527)	427,856	(25,295)	266,068	114,898	47,663
Total assets	1,922,774	1,833,804	1,331,483	1,107,267	467,179	198,616	93,739
Long-term obligations	822,927	747,350	46,161	738,729	137,504	126,835	4,847
Shareholders’ equity	881,595	845,686	1,126,074	237,458	267,336	49,888	75,458
Shareholders’ equity excluding specific items(4)	1,867,934	1,591,266	1,671,965	667,944	425,859	46,271	71,841
COMMON SHARE PERFORMANCE
Market capitalization	$3,413,000	$4,176,000	$8,859,000	$5,106,000	$2,915,000	$940,000	$1,041,000
Closing share price on New York Stock Exchange	$21.49	$26.41	$56.25	$38.84	$23.44	$9.45	$9.77
Closing number of common shares issued and outstanding (000s)	158,797	158,120	157,496	131,461	124,392	99,444	106,644
CASH FLOWS
Net cash provided by continuing operating activities	$282,769	$337,253	$285,983	$102,494	$51,985	$52,394	$3,566
Net issuance (repurchase) of common shares	12,079	(483,485)	469,163	109,604	223,128	(68,212)	4,464
Proceeds from disposal of intangible assets, net of with holding tax	10,000	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—
Additions to property, plant and equipment, net	(37,016)	(61,138)	(40,119)	(15,845)	(7,759)	(3,920)	(2,664)
Net issuance (repurchase/repayment) of long-term obligations	50,456	450,195	(404,666)	309,153	(75,212)	117,705	(1,829)
Net cash used in discontinued operation	(697)	(3,393)	(6,179)	—	—	—	—
Acquisitions of intangible assets	(242,298)	(375,385)	(12,445)	(27,752)	(13,340)	(19,000)	—
Acquisitions of businesses, net of cash acquired	(25,741)	(240,581)	—	(622,145)	(43,720)	—	—
Net increase (decrease) in cash and cash equivalents	77,181	(378,811)	309,747	(52,942)	99,807	70,004	3,749
RATIOS
Net income excluding specific items as a percentage of revenue(4)	26.3%	36.7%	35.1%	40.1%	30.2%	37.2%	40.2%
EBITDA excluding specific items as a percentage of revenue(4)	50.8%	53.6%	53.1%	49.0%	42.7%	44.9%	46.9%
Return on shareholders’ equity excluding specific items(4)	12.3%	17.6%	17.3%	22.7%	22.1%	70.4%	62.4%
Ratio of EBITDA excluding specific items to interest expense(4)	10.2	x	13.1	x	8.5	x	7.3	x	5.1	x	21.3	x	192.3	x
Product sales growth	(3.1)%	24.1%	139.0%	121.4%	41.8%	37.4%	(7.3)%
Revenue growth	3.6%	35.6%	86.9%	79.3%	54.5%	36.8%	22.9%
HEADCOUNT - Number of employees, end of year	1,958	1,857	1,425	1,200	701	489	377

(1)                                  Data for 2001 to 2006 reflects the Company’s Nutravail division as a discontinued operation. The Company acquired Nutravail in November 1999, as part of the Fuisz Technologies Ltd. (“Fuisz”) acquisition.

(2)                                  Data for 1999 and 2000 does not reflect the Company’s Nutravail division as a discontinued operation because this information is not available due to changes in the financial systems of Fuisz that were implemented subsequent to the date of the Company’s acquisition.

(3)                                  Data has been derived from consolidated financial statements prepared in accordance with Canadian GAAP.

(4)                                  Certain financial information (such as net income excluding specific items; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA excluding specific items; and shareholders’ equity excluding specific items) are non-GAAP measures and have no standardized definitions under GAAP. These measures are presented to enhance the comparison of annual data and may not be comparable to similar measures presented by other issuers.

SHAREHOLDER INFORMATION

HEAD OFFICE

Biovail Corporation

7150 Mississauga Road

Mississauga, Ontario, Canada L5N 8M5

SUBSIDIARIES

Biovail Laboratories International SRL

Chelston Park, Building 2, Ground Floor

Collymore Rock, St. Michael

Barbados, West Indies

Biovail Pharmaceuticals Canada

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

Biovail Pharmaceuticals, Inc.

700 Route 202/206 North

Bridgewater, New Jersey

U.S.A. 08807

Biovail Technologies (Ireland) Limited

3200 Lake Drive

Citywest Business Campus

Dublin 24, Ireland

Biovail Technologies Ltd.

3701 Concorde Parkway

Chantilly, Virginia

U.S.A. 20151

AUDITORS

Ernst & Young LLP

Chartered Accountants

Toronto, Ontario

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP

Toronto, Ontario

Proskauer Rose LLP

New York, New York

REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company

Toronto, Ontario

1.800.387.0825

inquiries@cibcmellon.com

Mellon Investor Services LLC

New York, New York

THE ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held at 10:00 a.m. EDT on Wednesday May 16, 2007, at the Dominion Club.

1 King Street West

Toronto, Ontario, Canada M5H 1A1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange

New York Stock Exchange

TRADING SYMBOL

Common Shares: BVF

SHARES OUTSTANDING AT DECEMBER 31, 2006

160.1 million

HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, quarterly reports or for further information, please contact Investor Relations.

Mail

Biovail Corporation

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

Phone

905.286.3000

Fax

905.286.3050

E-mail

ir@biovail.com

Web site

www.biovail.com

The following words are trademarks of the Company and are subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Attenade®, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, Aplezin, Ativan®, Asolza, Biovail®, Biovail Corporation International®, Biovail & Swoosh Design®, BPI®, BVF®, Cardizem®, Ceform, Crystaal Corporation & Design®, Crystaal Pharmaceuticals, Ditech, Flash Dose®, Flashdose, Glumetza, Instatab, Isordil®, Jovola, Jublia, Mivura, Onelza, Onexten, Oramelt, Palvata, Smartcoat, Solbri, Tesivee, Tiazac®, Tovalt, Upzimia, Upziva, Vaseretic®, Vasocard, Vasotec®, Vemreta, Volzelo, Z-Flakes and Zileran.

Wellbutrin®, Wellbutrin® SR, Wellbutrin XL® (a once daily formulation of bupropion developed by Biovail), Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by the Company under license. Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license.

In addition, the Company has filed trademark applications for many of its other trademarks in the United States and Canada and has implemented on an ongoing basis a trademark protection program for new trademarks.

BIOVAIL CORPORATION

7150 Mississauga Road

Mississauga, Ontario,

Canada L5N 8M5

WWW.BIOVAIL.COM

MORE INFORMATION:

INVESTOR RELATIONS

905.286.3000

IR@BIOVAIL.COM